The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (SUBJECT TO COMPLETION)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Diamond Standard Trust

(Exact name of Registrant as specified in its charter)

Delaware	5094	**85-6535730**
(State or other jurisdiction of incorporation or organization)	*(Primary Standard Industrial Classification Code Number)*	*(I.R.S. Employer Identification Number)*

Diamond Standard, LLC
22 W 48th Street, 9th Floor
New York, NY 10036
(646) 926-7622
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Diamond Standard, LLC
22 W 48th Street, 9th Floor
New York, NY 10036
(646) 926-7622
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Keidi S. Carrington, Esq.
Carrington Legal Group PC
867 Boylston St., Suite 500
Boston, MA 02116
(617) 835-4977

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☑

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

Indicate by check mark whether the Registrant is a large, accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large, accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large, accelerated filer ☐		Accelerated filer	☐
Non-accelerated filer ☐		Smaller reporting company	☐
(Do not check if a smaller reporting company)		Emerging growth company	☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☑

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price[1]	Amount of Registration Fee[2]
Diamond Standard Shares	500,000	$10.00[1]	$5,000,000	$649.00

1. The proposed maximum aggregate offering price has been calculated assuming that all Shares are sold at a price of $10.00 per Share.

2. The amount of the registration fee of the Shares is calculated in reliance upon Rule 457(o) under the Securities Act of 1933 and using the proposed maximum aggregate offering price as described above.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
The information in this preliminary prospectus is not complete and may be changed. The issuer may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and the issuer is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


SUBJECT TO COMPLETION, DATED SEPTEMBER 23, 2020



Common Units of Beneficial Interest

Diamond Standard Trust

Proposed Maximum Aggregate Offering Price: $5,000,000


The Diamond Standard Trust (the "Trust") will issue shares ("Shares") which represent units of fractional undivided beneficial interest in and ownership of the Trust. The Trust's purpose is to hold diamonds, in the form of Diamond Standard Bars and Coins. The Diamond Standard Bars are Coins are regulator-approved, market traded diamond commodities, engineered to be fungible. Each commodity contains a statistically calibrated set of gem-quality diamonds, such that each set of diamonds aggregates to an identical gemological sample, a public standard. All diamonds for the Diamond Standard Bars and Coins are graded by GIA ("Gemological Institute of America, Inc.") and its affiliates and acquired through a transparent bidding process on an electronic loose diamond exchange, under regulatory oversight. The commodities contain a wireless computer chip that provides instant audit, authentication and transaction features, using an integrated blockchain token. The commodities trade on digital asset exchanges, and as a futures contract on MGEX via the CME Globex platform, subject to CFTC approval.

The primary objective of the Trust is to provide investors with an opportunity to invest in the Diamond Standard Bar and Coin through shares, and to reflect the performance of the price of the Diamond Standard Bars and Coins, less the expenses of the Trust's operations. The Trust's secondary objective is for investors be able to take delivery of Diamond Standard Bars and/or Coins in exchange for their shares. The Shares are designed for investors who seek a cost effective, transparent and convenient way of making an investment similar to an outright investment in the Diamond Standard Bar and Coin.

Diamond Standard, LLC is the sponsor of the Trust (the "Sponsor"), [TRUSTEE] is the trustee of the Trust (the "Trustee"), [PHYS CUSTODIAN] is the physical custodian of the Trust (the "Physical Custodian"), and [DIGITAL CUSTODIAN] is the digital custodian of the Trust (the "Digital Custodian"). The Physical Custodian and the Digital Custodian are together (the "Custodians"). The Trust intends to issue additional Shares on a continuous basis.

The Shares may be purchased from the Trust only in one or more blocks of Shares that are equivalent to two (2) Diamond Standard Bars or twenty (20) Diamond Standard Coins, (a "Creation Unit"), based on the then-current NAV of the Trust, and the market price of the commodities, (a "Share Basket".) The Trust will issue Shares in Share Baskets to certain authorized participants ("Authorized Participants") in exchange for Diamond Standard Bars and Coins ("Diamond Standard Bars and Coins") on an ongoing basis as described in "Plan of Distribution." Share Baskets will be offered continuously at the net asset value ("NAV") on the day that an order to create a Share Basket is accepted by the Trustee. The Trust will not issue fractions of a Share Basket. Baskets are only redeemable by Authorized Participants, although investors may redeem whole numbers of Diamond Standard Bars or Coins as outlined in **Taking Delivery of Diamond Standard Bars and/or Coins**.

Prior to this offering, there has been no public market for the Shares. The Shares are expected to be listed and traded on NYSE ARCA, subject to notice of issuance, under the symbol "DIAM."

Investing in the Shares involves significant risks. See "Risk Factors" starting on page 13.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities offered in this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Commodity Futures Trading Commission (the "CFTC") has not passed upon the merits of participating in this pool nor has the Commission passed on the adequacy or accuracy of this Disclosure Document.

The Trust is an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act (the "JOBS Act") and, as such, may elect to comply with certain reduced reporting requirements.

The Shares are neither interests in nor obligations of the Sponsor or the Trustee.

The Trust will issue Shares from time to time in Share Baskets, as described in "Creation and Redemption of Shares." It is expected that the Shares will be sold to the public at varying prices to be determined by reference to the price of Diamond Standard Bars and Coins, and the trading price of the Shares on NYSE ARCA at the time of each sale.

On [DATE], an Initial Purchaser, subject to conditions, purchased 10,000 Shares, which comprise the initial Share Baskets, as described in "Plan of Distribution." Delivery of the initial Share Baskets will be made on or about [____]. The Trust will receive all proceeds from the offering of the initial Share Baskets in Diamond Standard Bars and Coins in a number equal to the full price for the initial Share Baskets.

	Per Share[1]	Per Share Basket
Diamond Standard Trust Shares	$10.00	$100,000 -then- One Creation Unit

Public offering price for the initial Share Baskets[2]

(1)   The initial Share Baskets will be created at a per Share price equal to the value of 1/500 of a Diamond Standard Coin on the date of formation of the Diamond Standard Trust.

(2)   The Initial Purchaser may receive commissions/fees from investors who purchase Shares from the initial Share Baskets through their commission/fee-based brokerage accounts.

The date of this prospectus is September 23, 2020.

TABLE OF CONTENTS

This prospectus contains information investors should consider when making an investment decision about the Shares. Investors may rely on the information contained in this prospectus. The Trust and the Sponsor have not authorized any person to provide investors with different information and, if anyone provides investors with different or inconsistent information, investors should not rely on it. This prospectus is not an offer to sell the Shares in any jurisdiction where the offer or sale of the Shares is not permitted.

The Shares are not registered for public sale in any jurisdiction other than the United States.

The information contained in the section captioned "Overview of the Diamond Industry" is based on information obtained from sources that the Sponsor believes to be reliable. This prospectus summarizes certain documents and other information in a manner the Sponsor believes to be accurate. In making an investment decision, you must rely on your own examination of the Trust, the fungibility of the Diamond Standard Bar and Coin, the diamond industry, the operation of the diamond market and the terms of the offering and the Shares, including the merits and risks involved. Although the Sponsor believes the information in the section captioned "Overview of the Diamond Industry" and "Diamond Standard Bars and Coins" to be reliable, the accuracy and completeness of this information is not guaranteed and has not been independently verified.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains "forward-looking statements" with respect to the Trust's financial conditions, results of operations, plans, objectives, future performance and business. Statements preceded by, followed by or that include words such as "may," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or similar expressions are intended to identify some of the forward-looking statements. All statements (other than statements of historical fact) included in this prospectus that address activities, events or developments that will or may occur in the future, including such matters as changes in commodity prices and market conditions (for Diamond Standard Bars and Coins and the Shares), the Trust's operations, the Sponsor's plans and references to the Trust's future success and other similar matters are forward-looking statements. These statements are only predictions. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses the Sponsor made based on its perception of historical trends, current conditions and expected future developments, as well as other factors appropriate in the circumstances. Whether or not actual results and developments will conform to the Sponsor's expectations and predictions, however, is subject to a number of risks and uncertainties, including the special considerations discussed in this prospectus, general economic, market and business conditions, changes in laws or regulations, including those concerning taxes, made by governmental authorities or regulatory bodies, and other world economic and political developments. See "Risk Factors." Consequently, all the forward-looking statements made in this prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments the Sponsor anticipates will be realized or, even if substantially realized, that they will result in the expected consequences to, or have the expected effects on, the Trust's operations or the value of the Shares. Moreover, neither the Sponsor nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Neither the Trust nor the Sponsor is under a duty to update any of the forward-looking statements to conform such statements to actual results or to reflect a change in the Sponsor's expectations or predictions.

PROSPECTUS SUMMARY

This is only a summary of the prospectus and, while it contains material information about the Trust and its Shares, it does not contain or summarize all of the information about the Trust and the Shares contained in this prospectus that is material and/or which may be important to investors. Investors should read this entire prospectus, including "Risk Factors" beginning on page 13, before making an investment decision about the Shares. Definitions used in this Prospectus can be found in the Glossary of Defined Terms.

Trust Structure

Diamond Standard Trust is a Delaware statutory trust, formed on September 18, 2020. The Trust primarily holds Diamond Standard Bars and Coins and is expected from time to time to issue Share Baskets in exchange for deposits of Diamond Standard Bars and Coins and to distribute Diamond Standard Bars and Coins in connection with redemptions of Share Baskets. The investment objective of the Trust is for the Shares to reflect the performance of the market price of Diamond Standard Bars and Coins, less the Trust's expenses. The Sponsor believes that, for many investors, the Shares will represent a cost-effective investment similar to an outright investment in the Diamond Standard Bar and Coin. The material terms of the Trust Agreement are discussed in greater detail under the section "Description of the Trust Agreement." The Shares represent units of fractional undivided beneficial interest in and ownership of the Trust and are expected to be traded, subject to notice of issuance, under the ticker symbol "DIAM" on NYSE ARCA.

The Trust's Sponsor is Diamond Standard, LLC, a Delaware limited liability company formed on [DATE]. ***The Shares are not obligations of, and are not guaranteed by the Sponsor, or any of its subsidiaries or affiliates.***

The Sponsor will arrange for the creation of the Trust, the registration of the Shares for their public offering in the United States and the listing of the Shares on NYSE ARCA. In consideration for a monthly fee (the "Sponsor's Fee") which will accrue at an annualized rate of [   ]% of the daily ANAV of the Trust, the Sponsor has agreed to assume the following administrative and marketing expenses incurred by the Trust: the Trustee's monthly fee and out-of-pocket expenses, the Physical Custodian's fee and expenses reimbursable under the Trust Custody Account Agreement, the Digital Custodian's fee and expenses reimbursable under the Trust Custody Account Agreement, marketing support fees and expenses, Exchange listing fees, SEC and FINRA registration fees, printing and mailing costs, maintenance expenses for the Trust's website, audit fees, other related costs and up to $150,000 per annum in legal expenses.

The Trustee is [TRUSTEE]. The Trustee is generally responsible for the day-to-day administration of the Trust. This includes (1) calculating the NAV of the Trust and the NAV per Share, (2) receiving and processing orders from Authorized Participants to create and redeem Share Baskets and coordinating the processing of such orders with the Physical Custodian and The Depository Trust Company ("DTC"), (3) instructing the Physical Custodian to transfer the Trust's Diamond Standard Bars and/or Coins, or sell the Trust's Diamond Standard Bars and/or Coins, as needed to pay the Sponsor's Fee and Trust expenses advanced by the Sponsor and (4) instructing the Physical Custodian to sell the Trust's Diamond Standard Bars and/or Coins as needed to pay any extraordinary Trust expenses that are not assumed or advanced by the Sponsor. Such Diamond Standard Bar and/or Coin transfers or sales are expected to occur when the amount owed equals or exceeds the value of one Diamond Standard Coin. The general role, responsibilities and regulation of the Trustee are further described in "The Trustee."

The Physical Custodian is [PHYS CUSTODIAN] The Physical Custodian is responsible for the safekeeping of the Trust's Diamond Standard Bars and Coins deposited with it by Authorized Participants in connection with the creation of Share Baskets. The Physical Custodian also facilitates the transfer of Diamond Standard Bars and Coins in and out of the Trust through custody accounts it will maintain for the Trust, Authorized Participants and the Sponsor. [PHYS CUSTODIAN] has arranged for physical storage of the Diamond Standard Bars and Coins at a sub-custodian, Dillon Gage, a provider of precious metal custody, with a Class III vaulting premise in Delaware. Dillon Gage is approved as a precious metals custodian by COMEX and LBMA and maintains a $1 billion insurance policy underwritten by a Lloyds of London syndicate. The Physical Custodian, with vaulting services provided by the sub-custodian, will hold the Trust's Diamond Standard Bars and Coins at the Dillon Gage Class III vaulting premises on a segregated basis, inside Diamond Standard Smart Cabinets, which provide constant audit and authentication of all Diamond Standard Bars and Coins, and permits transactions of the Diamond Standard Bars and Coins by transacting the associated digital asset tokens. The general role, responsibilities and regulation of the Physical Custodian are further described in "The Physical Custodian" and "Custody of the Trust's Diamond Standard Bars and Coins."

The Digital Custodian is [DIGITAL CUSTODIAN]. The Digital Custodian is responsible for the safekeeping of the keys to the Trust's digital asset blockchain tokens that accompany Diamond Standard Bars and Coins deposited with it by Authorized Participants in connection with the creation of Share Baskets. The Digital Custodian also facilitates the transfer of Diamond Standard Bars and Coins in and out of the Trust through custody accounts it will maintain for the Trust, Authorized Participants and the Sponsor, by transacting the blockchain tokens. The Digital Custodian is a provider of digital asset custody services, and a wholly owned subsidiary of [DIGITAL CUSTODIAN], a diversified financial company with assets under administration of $x.0 trillion, and discretionary assets of $x.0 trillion. The Digital Custodian will hold the encryption keys to the Trust's digital asset blockchain tokens that accompany Diamond Standard Bars and Coins at the Digital Custodian's xxx facility on a segregated basis. The general role, responsibilities and regulation of the Digital Custodian are further described in "The Digital Custodian" and "Custody of the Trust's Digital Tokens that Accompany the Diamond Standard Bars and Coins."

Detailed descriptions of certain specific rights and duties of the Trustee, the Physical Custodian and the Digital Custodian are set forth in "Description of the Trust Agreement," "Description of the Trust Physical Custody Account Agreement," and "Description of the Trust Digital Custody Account Agreement."

Trust Overview

The investment objective of the Trust is for the Shares to reflect the performance of the market price of Diamond Standard Bars and Coins, less the expenses of the Trust's operations. The Diamond Standard Bar and Coin are new regulator-approved diamond commodities, designed to be fungible and market-traded. The Diamond Standard commodities have been established pursuant to the methodology developed by Diamond Standard, Inc., and Diamond Standard Ltd., for the creation of fungible diamond commodities. The diamonds embedded inside a Diamond Standard Bar or Coin each have a GIA Diamond Grading Report or Diamond Dossier Report, and each Bar or Coin contain a Diamond Standard encryption chip and blockchain token for authentication purposes. To learn about this new, regulator-approved commodity, see DIAMOND STANDARD BARS AND COINS on page 31.

The Shares are designed for investors who want a cost-effective, transparent and convenient way to make an investment similar to an outright investment in Diamond Standard Bars and Coins. Advantages of investing in the Shares include:

- *Easily Accessible and Relatively Cost Efficient.* The Trust allows investors access to the Diamond Standard Bar and Coin markets through a traditional brokerage account. The Sponsor believes that investors will be able to more effectively implement strategic and tactical asset allocation strategies that use diamond commodities by using the Shares instead of traditional means of purchasing, trading, holding and storing diamonds and, for many investors, transaction costs related to the Shares will be lower than those associated with the purchase, storage and insurance of diamonds, or the Diamond Standard commodities.

- *Exchange Traded and Transparent.* The Shares may be bought and sold on NYSE ARCA like any other exchange-listed securities, and the Shares regularly trade until 4:00 p.m. New York time. This provides investors with an efficient means to implement various investment strategies and allows investors to be long or short in their exposure to Diamond Standard Bars and Coins, which cannot be achieved when holding diamonds or Diamond Standard Bars and Coins. Furthermore, the value of the Trust's holdings will be reported on the Trust's website daily.

- *Expenses.* The Sponsor's Fee associated with the Trust and the Sponsor's assumption of most regular expenses of the Trust are competitive factors that may influence an investor's decision to purchase Shares.

- *Redeemable.* Assets of the Trust, the Diamond Standard Bars and/or Coins, may be physically obtained by investors who deliver shares to the trust.

Although the Sponsor believes that an investment in the Trust provides certain advantages, as set forth above, relative to an investor's direct investment in diamonds, or Diamond Standard Bars and Coins, investing through the Trust does impose an added layer of fees, expenses, and risks that would not necessarily apply in the case of a direct investment in diamonds or Diamond Standard Bars and Coins.

The Trust will acquire and sell Diamond Standard Bars and Coins in connection with the creation and redemption of shares of the Trust (the "Share Basket").

The Trustee will utilize the Diamond Standard authentication, audit and blockchain based transaction technology to inspect and verify that each Diamond Standard Bar or Coin delivered to the Physical Custodian conforms to the Required Delivery Standards. The Required Delivery Standards include the specifications set forth in the Trust Agreement for Diamond Standard Bars and Coins and require that all such Diamond Standard Bars and Coins are in compliance.

Trust and Custody Diagram

The following chart shows the relationship of the Trust and other parties upon the closing of this offering.


Sponsor
Diamond Standard, LLC
Organize and sponsor the Trust
Diamond Standard Trust
Physical Custodian
Holds the Trust's Diamond Standard Bars and Coins
Digital Custodian
Holds the Trust's Digital Asset Token Keys
Trustee
Accounting and administrative services to the trust.

Market and Investor Interaction Diagram

The following chart illustrates the process of creating and redeeming shares in the fund, by authorized participants purchasing or selling the commodities, the NAV pricing of the commodities held by the fund, and the fund administration.


Investors
NYSE Arca Inc. Exchange
Create & Redeem Shares
Trade commodity on spot markets, MGEX via the CME Globex platform or buy from primary dealer.
Authorized Participants
Sponsor
Diamond Standard, LLC
Management Authority
Custodians
Receive delivery of commodities
Fund
Diamond Standard Trust
(DIAM: Listed on NYSE Arca)
Delegation
Administration Services
Trustee
Oversee assets of the fund
Administrator
MGEX via the CME Globex platform
Futures contract market for the commodities
FIX Price
Daily CME Closing Price for the commodity futures

Summary Risk Factors

An investment in the Trust involves significant risks and uncertainties described in the section below entitled "Risk Factors" and elsewhere in this Prospectus. Some of these risks include:

- fluctuations in the value of shares based upon the price of the Diamond Standard Bars and Coins held by the Trust, which could create the potential for losses, regardless of the period of time that shares are held;

- substantial sales of Diamond Standard Bars and Coins by other funds or institutions could adversely affect an investment in the shares;

- the fact that the Trust does not actively trade Diamond Standard Bars and Coins to take advantage of short-term market fluctuations in their prices;

- the fact that each sale of Diamond Standard Bars and Coins by the Trust will be a taxable event for investors; and

- the fact that any gain recognized by a U.S. investor who or that is an individual, estate or trust attributable to a sale or exchange of shares held for more than one year, or attributable to the Trust's sale of any Diamond Standard Bars and Coins that the investor is treated (through his, her or its ownership of shares) as having held for more than one year, generally will be subject to federal income tax at a maximum rate of 28% rather than the lower maximum rates applicable to most other long-term capital gains such an investor recognizes

Principal Offices

The Trust's and Sponsor's office is located at 22 W 48th Street, 9th Floor, New York, NY 10036. The telephone number is (646) 926-7622. The Trustee, [TRUSTEE], has a trust office at [TBD]. The Physical Custodian has an office at [TBD].

Emerging Growth Company Status

The Trust is an "emerging growth company," as defined in the JOBS Act, and is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and reduced disclosure obligations that are not otherwise applicable to the Trust. In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.; however, the Trust is choosing to "opt out" of such extended transition period, and as a result, the Trust will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that the Trust's decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable. Section 107 of the JOBS Act provides that the Trust's decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

THE OFFERING

Offering

The Shares represent units of fractional undivided beneficial interest in and ownership of the Trust.

Use of Proceeds

The Trust will receive Diamond Standard Bars and Coins in connection with the issuance and sale of Share Baskets. Diamond Standard Bars and Coins are held by the Custodians on behalf of the Trust until distributed to Authorized Participants in connection with the redemption of Share Baskets, disbursed or sold to pay the Sponsor's Fee and Trust expenses advanced by the Sponsor, distributed to shareholders in connection with the redemption of Shares, or sold as needed to pay the Trust's expenses not assumed or advanced by the Sponsor.

Exchange Symbol

DIAM on NYSE ARCA

CUSIP

[_____]

The Holdings: Diamond Standard Bars and Coins

Diamond Standard Bars and Coins are a new regulator-approved diamond commodity. Every commodity contains a statistically calibrated set of natural diamonds, with an aggregate gemological scarcity equal to a public standard. The commodities are engineered to be fungible, to trade at a single market price. The diamonds inside each bar are ten times the total gemological scarcity of the diamonds inside each the coin. Like gold, Diamond Standard Bars and Coins are priced by the market and traded on various spot markets and on MGEX via the CME Globex platform subject to CFTC approval.

Creation Unit (Custom Basket)

To keep costs low and permit the fund to be as fully invested as possible, because Diamond Standard Bars and Coins are indivisible, Shares will be created and redeemed by Authorized Participants in Creation Units comprised of either two (2) Diamond Standard Bars, or twenty (20) Diamond Standard Coins, or one (1) Diamond Standard Bars plus ten (10) Diamond Standard Coins.

Creation and Redemption

The Trust will create and redeem the Shares from time to time, but only in one or more whole Share Baskets as established by one (1) Creation Unit. The number of Shares in a Share Basket depend on the then-current market price of the Creation Unit and the then-current NAV per Share:

Share Basket = Market Price of Creation Unit / NAV per Share

The creation and redemption of Share Baskets will be affected in kind and requires the delivery to the Trust or the distribution by the Trust of the number of Creation Units represented by the Share Basket being created or redeemed.

Share Baskets may be created or redeemed only by Authorized Participants, who will pay a Transaction Fee for each order to create or redeem Share Baskets and may sell the Shares included in the Share Baskets they create to other investors. The Trust will not issue or redeem fractional Share Baskets. See "Creation and Redemption of Shares" for more details.

If there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Share Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference ("Balancing Amount").

Net Asset Value

The NAV of the Trust is the aggregate value of the Trust's assets less its liabilities (which include estimated accrued but unpaid fees and expenses). In determining the NAV of the Trust, the Trustee will value the Diamond Standard Bar and Coin each at its Closing Price on the designated fix exchange. See "Overview of the Diamond Industry" and "The Price-Fixing Exchange" for a description of the market prices of Diamond Standard Bars and Coins and the NAV calculation.

The Trustee will determine the NAV of the Trust on each day that NYSE ARCA is open for regular trading, as promptly as practicable after 4:00 p.m. New York time. If no Fix Price is reported by 4:00 p.m. on a particular evaluation day or has not been announced by 4:30 p.m. New York time on a particular evaluation day, the next most recent fix price of Diamond Standard Bars and Coins will be used in the determination of the NAV of the Trust, unless the Sponsor determines that such price is inappropriate to use as a basis for such determination. The Trustee will also determine the NAV per Share, which equals the NAV of the Trust, divided by the number of outstanding Shares.

Trust	The Trust's ordinary recurring charges are expected to be the remuneration due to the Sponsor (the "Sponsor's Fee") and the Grading Company. In exchange for the Sponsor's Fee, the Sponsor has agreed to (1) assume the ordinary administrative and marketing expenses that the Trust is expected to incur and (2) advance the payment of Trust expenses not otherwise assumed by the Sponsor, which advances shall be repaid when the Sponsor's Fee is paid. The Sponsor will also pay the costs of the Trust's organization and the initial sale of the Shares, including the applicable SEC and FINRA registration fees.
The Sponsor's Fee and Trust Expenses	The Sponsor's Fee will be payable monthly in arrears and will accrue daily at an annual rate equal to [ ]% of the daily ANAV of the Trust. The Sponsor's Fee will be payable in kind in Diamond Standard Bars or Coins, and/or in cash. The Sponsor, from time to time, may waive all or a portion of the Sponsor's Fee at its discretion for stated periods of time. The Sponsor is under no obligation to continue a waiver after the end of such stated period, and, if such waiver is not continued, the Sponsor's Fee will thereafter be paid in full. Presently, the Sponsor does not intend to waive any of its fee.
	The Trustee will from time to time instruct the Custodians to sell and/or deliver Diamond Standard Bars and Coins in such quantity as may be necessary to permit payment of the Sponsor's Fee and Trust expenses advanced by the Sponsor and instruct the Custodians to sell or deliver Diamond Standard Bars and Coins in such quantity as may be necessary to permit payment in cash of Trust expenses not assumed or advanced by the Sponsor. The Trustee will endeavor to sell Diamond Standard Bars and Coins at such times and in the smallest amounts required to permit such cash payments as they become due, it being the intention to avoid or minimize the Trust's holdings of assets other than Diamond Standard Bars and Coins (*i.e.*, cash); provided, however, the Trustee shall not instruct the Custodians to, and the Custodians shall not, deliver or sell Diamond Standard Bars and Coins except in one or more whole Diamond Standard Bars and Coins.
	The Sponsor has agreed to advance expenses of the Trust so as to allow the Trustee to only deliver or sell whole Diamond Standard Bars and Coins when the amount of the Sponsor's Fee and unpaid advances of Trust expenses made by the Sponsor equals or exceeds the value of one or more whole Diamond Standard Bars and Coins. The number of Diamond Standard Bars and Coins to be sold will vary from time to time depending on the level of the Trust's expenses and the Fix Price calculation. See "Business of the Trust—Trust Expenses."
	Each delivery or sale of Diamond Standard Bars and Coins by the Trust to pay the Sponsor's Fee or other expenses will be a taxable event to Shareholders. See "United States Federal Tax Consequences—Taxation of US Shareholders."

Taxation	Under current law, gains recognized by individuals from the sale of "collectibles," including Diamond Standard Bars and Coins, held for more than one year are taxed at a maximum federal income tax rate of 28%, rather than the 15% or 20% rate applicable to most other long-term capital gains.
Termination Events	The Trustee will terminate and liquidate the Trust if one of the following events occurs:

➢   the Shares are delisted from NYSE ARCA and are not approved for listing on another national securities exchange within 5 business days of their delisting;

➢   The Fix Price is no longer available, and a substitute pricing measure has not been identified within 5 business days.

➢   Shareholders acting in respect of at least 75% of the outstanding Shares notify the Trustee that they elect to terminate the Trust;

➢   60 days have elapsed since the Trustee notified the Sponsor of the Trustee's election to resign and a successor trustee has not been appointed and accepted its appointment;

➢   any sole Physical Custodian then acting resigns or is removed and no successor custodian has been employed within 60 days of such resignation or removal;

➢   the SEC determines that the Trust is an investment company under the Investment Company Act of 1940 and the Trustee has actual knowledge of that determination;

➢   the CFTC determines that the Trust is a commodity pool under the CEA and the Trustee has actual knowledge of that determination;

➢   the aggregate market capitalization of the Trust, based on the closing price for the Shares, was less than $[___] million (as adjusted for inflation by reference to the US Consumer Price Index) at any time after the first anniversary after the Trust's formation and the Trustee receives, within six months after the last trading date on which the aggregate market capitalization of the Trust was less than $[___] million, notice from the Sponsor of its decision to terminate the Trust;

➢   the Trust fails to qualify for treatment, or ceases to be treated, for US federal income tax purposes, as a grantor trust, and the Trustee receives notice from the Sponsor that the Sponsor determines that, because of that tax treatment or change in tax treatment, termination of the Trust is advisable;

➢   60 days have elapsed since DTC ceased to act as depository with respect to the Shares and the Sponsor has not identified another depository which is willing to act in such capacity; or

➢   the Trustee elects to terminate the Trust after the Sponsor is deemed conclusively to have resigned effective immediately as a result of the Sponsor being adjudged bankrupt or insolvent, or a receiver of the Sponsor or of its property being appointed, or a trustee or liquidator or any public officer taking charge or control of the Sponsor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation.

Upon the termination of the Trust, the Trustee will arrange for the sale of the Trust's Diamond Standard Bars and Coins and, after paying or making provision for the Trust's liabilities, distribute the cash proceeds to Shareholders surrendering Shares. See "Description of the Trust Agreement—Termination of the Trust."

Authorized Participants	Share Baskets may be created or redeemed only by Authorized Participants. Each Authorized Participant must (1) be a registered broker-dealer or other securities market participant such as a bank or other financial institution which is not required to register as a broker-dealer to engage in securities transactions, (2) be a DTC Participant, (3) have entered into an agreement with the Trustee and the Sponsor (the "Authorized Participant Agreement") and (4) have entered into an Authorized Participant Custody Account Agreement with the Physical Custodian and the Digital Custodian. The Authorized Participant Agreement provides the approved procedures for the creation and redemption of Share Baskets, the delivery of Diamond Standard Bars and Coins required for such creations or redemptions and the payment of the Transaction Fee for any creation or redemption order. A list of the current Authorized Participants can be obtained from the Trustee or the Sponsor. See "Creation and Redemption of Shares" for more details.
Clearance and Settlement	The Shares will be evidenced by one or more global certificates that the Trustee will issue to DTC. The Shares will be available only in book-entry form. Shareholders may hold their Shares through DTC, if they are participants in DTC, or indirectly through entities that are participants in DTC.
Summary of Financial Condition	As of the close of business on [_____], the date of formation of the Trust, the NAV of the Trust, which represents the value of the Diamond Standard Bars and Coins deposited into and held by the Trust in exchange for the Seed Share Baskets, was $[_____] and the NAV per Share was $[_____]. See "Statement of Financial Condition" in this prospectus.

Taking Delivery of Diamond Standard Bars and/or Coins

An investor who would like to take delivery of Diamond Standard Bars and/or Coins in exchange for shares (a Delivery Applicant) may submit shares to the Trust in exchange for Diamond Standard Bars and/or Coins.

The number of shares to be delivered must correspond to at least one Diamond Standard Coin. Delivery Applicants may be entitled to Diamond Standard Bars and/or Coins approximately equal to the quantity represented by the shares on the day the shares are submitted to the Trustee (Share Submission Day), which is any business day the NYSE ARCA is open for trading.

Delivery Applicants interested in exchanging shares for Diamond Standard Bars and/or Coins may submit a Delivery Application to the Sponsor along with the Processing Fee. Upon receiving pre-approval from the Sponsor, the Delivery Applicant instructs his or her broker to submit the Delivery Application and transfer the shares to the Trustee according to the instructions in the Delivery Application.

Once the Trustee has accepted a Delivery Applicant's Share Submission, Diamond Standard Bars and/or Coins will either be (1) retained by the Custodians and transferred to a segregated account in the name of the Delivery Applicant, or (2) be delivered by the Custodian to the Delivery Applicant according to the information provided in the Delivery Application. Delivery may incur state sales tax.

A Processing Fee, Exchange Fee and depending on the type of delivery, a Delivery Fee are charged to a Delivery Applicant for the transfer of Diamond Standard Bars and/or Coins. As of [DATE], the Exchange Fee is a flat fee per Diamond Standard Bar or Coin represented by the shares submitted on the Share Submission Day, as follows:

Type of asset and delivery	Fee
First Diamond Standard Bar that is retained by the existing Custodians	$25.00
Additional Diamond Standard Bars that are retained by the existing Custodians	$7.50
First Diamond Standard Coin that is retained by the existing Custodians	$10.00
Additional Diamond Standard Coins that are retained by the existing Custodians	$5.00
First Diamond Standard Bar that is delivered to the Delivery Applicant	$65.00
Additional Diamond Standard Bars that are delivered to the Delivery Applicant	$35.00
First Diamond Standard Coin that is delivered to the Delivery Applicant	$45.00
Additional Diamond Standard Coins that are delivered to the Delivery Applicant	$15.00
When transferred/shipped with a Bar, all Coins are at the Additional Coin rate.	

No Delivery Fee is charged for the delivery to destinations in the lower 48 States. If state sales taxes do apply, they are the sole responsibility of the Delivery Applicant. All fees are subject to change upon notice as published on the Trust's website. The Processing Fees must be wired by the Delivery Applicant at the time the Delivery Application is submitted to the Sponsor; the fee is fully reimbursable until the Delivery Applicant submits his or her shares to the Trustee.

RISK FACTORS

Investors should consider carefully the risks described below before making an investment decision. Investors should also refer to the other information included in this prospectus, including the Trust's financial statements and related notes.

An investment in the Trust may be deemed highly speculative and is not intended to be a complete investment program.

An investment in the Trust may be deemed highly speculative and is not intended to serve as a complete investment program. An investment in Shares should be considered only by persons financially able to maintain their investment and who can bear the risk of loss associated with an investment in the Trust. Investors should review closely the investment objectives and strategy and redemption provisions of the Trust, as discussed herein and familiarize themselves with the risks associated with an investment in the Trust. There is no guarantee that the Trust will achieve its investment objectives or that an investor will receive a return of its investment.

The value of the Shares relates directly to the value of the Diamond Standard Bars and Coins held by the Trust and fluctuations in the value of Diamond Standard Bars and Coins could materially adversely affect an investment in the Shares.

The value of the Shares relates directly to the value of the Diamond Standard Bars and Coins held by the Trust, less the Trust's liabilities (including estimated accrued but unpaid expenses). Therefore, the value of the Shares will fluctuate with the market price of the Diamond Standard Bars and Coins, as well as by the prices of the diamonds included in Diamond Standard Bars and Coins, which have fluctuated over the past several years. Several factors may affect the price of diamonds in general and Diamond Standard Bars and Coins, including:

- Supply and demand for the Diamond Standard Bars and Coins, which may be influenced by the unpredictable speculative activity. Although the market price of the Diamond Standard Bars and Coins is correlated to the underlying market price of natural diamonds, the price of the Diamond Standard Bars and Coins is independent

- Global diamond supply and demand, which is influenced by such factors as general economic influences on jewelry demand, and production and cost levels in major diamond-producing regions such as central and southern Africa and countries including Canada, Russia, India, and Australia;

- Activities of major diamond producers, including the potential discovery of new diamond mines (see "Risk Factors—Diamond mining and production is highly concentrated and largely controlled by a small number of miners and producers" below); and

- Global or regional political, economic or financial events and situations.

In addition, investors should be aware that there is no assurance that Diamond Standard Bars and Coins will maintain their long-term value in the future. In the event that the price of Diamond Standard

Bars and Coins declines, the Sponsor expects the value of an investment in the Shares to decline proportionately.

Authorized Participants, regulators or market participants may determine that a Diamond Standard Bar or Coin no longer represent a fungible diamond commodity, resulting in the dissolution of the Trust.

The Sponsor believes that each Diamond Standard Bar is fungible and interchangeable on an aggregated basis with any other Diamond Standard Bar, and that each Diamond Standard Coin is fungible and interchangeable on an aggregated basis with any other Diamond Standard Coin. The Sponsor regards the fungibility of the Diamond Standard Bars and Coins to be essential to the Trust's ongoing operation. To the extent that market participants no longer deem a Diamond Standard Bar and/or Coin to be fungible, they may be required to liquidate at a price and time that is disadvantageous to Shareholders.

The ratio of the value of one (1) Diamond Standard Bar to ten (10) Diamond Standard Coins is designed to be consistent, however this ratio is not actively maintained by the producer of the commodity. A change in that ratio could materially adversely affect an investment in the Shares.

Diamond Standard Bars and Coins were first introduced in 2020 through the purchase, via statistical sampling, of a representative sample of a large variety of gem quality diamonds available on the market at the time of launch. All diamond purchases for future Diamond Standard Bars and Coins must achieve the same public standard for gemological content. Through improvements in mining techniques, the discovery of new mines, demand for diamonds for jewelry, or the willingness of consumers to liquidate their personal diamonds, the future availability of the distinct ranges of diamonds used in the Diamond Standard Bars and Coins could materially change. This may cause the Trust to alter the definition of the Creation Basket (the ratio of Diamond Standard Bars to Coins), or to liquidate holdings of the Trust at a price and time that is disadvantageous to Shareholders.

Diamond mining and production is highly concentrated and largely controlled by a small number of miners and producers who have had and continue to have the ability to influence the supply for new diamonds throughout the production phase, which market impact could materially adversely affect an investment in the Shares.

The mining of diamonds and the production and sale of diamonds are industries with a limited number of large participants who control a substantial amount of the market share for such diamonds. The disproportionate market control of a limited number of companies is due to historical dominance of such companies over production areas, limited access to diamond resources and, in certain cases, government authorized monopolies or near-monopolies on the diamond mining or production industries in certain diamond producing nations. Such large companies represent a sufficiently large share of the diamond supply and intermediate demand in the production cycle for diamonds that the activities of such companies may, independently or jointly, depress the appreciation of diamonds prices through, for example, price stabilization efforts and, thereby, materially adversely affect an investment in the Shares.

Because the Trust invests only in Diamond Standard Bars and Coins, an investment in the Trust may be more volatile than an investment in a more broadly diversified portfolio.

The Trust invests only in Diamond Standard Bars and Coins. As a result, the Trust's holdings are not diversified. Accordingly, the Trust's NAV may fluctuate substantially over time and may be more volatile than another investment vehicle with a more broadly diversified portfolio. Fluctuations in the price of Diamond Standard Bars and Coins are expected to have a direct impact on the value of the net assets of the Trust.

The Shares may trade at a price which is at, above or below the NAV per Share and any discount or premium in the trading price relative to the NAV per Share may widen as a result of non-concurrent trading hours between NYSE ARCA, spot markets, and the CME futures market.

The Shares may trade at, above or below the NAV per Share. The NAV per Share will fluctuate with changes in the market value of the Trust's assets. The trading price of the Shares will fluctuate in accordance with changes in the NAV per Share as well as market supply and demand. The amount of the discount or premium in the trading price relative to the NAV per Share may be influenced by non-concurrent trading hours between NYSE ARCA and other commodity markets where the Diamond Standard Bar and Coin, or their futures contracts may trade, including London, Singapore, Dubai, Tokyo, Shanghai, and Hong Kong. While the Shares will trade on NYSE ARCA until 4:00 p.m. New York time, liquidity in the market for Diamond Standard Bars and Coins will be reduced after the close of the major world commodity markets. As a result, during this time, trading spreads, and the resulting premium or discount on the Shares may widen.

Purchasing activity in the markets associated with the purchase of Share Baskets from the Trust may cause a temporary increase in the price of Diamond Standard Bars and Coins. This increase may adversely affect an investment in the Shares.

Purchasing activity associated with acquiring the Diamond Standard Bars and Coins required for deposit into the Trust in connection with the creation of Share Baskets may increase the market price of Diamond Standard Bars and Coins, which will result in higher prices for the Shares. Increases in the market price of Diamond Standard Bars and Coins may also occur as a result of the purchasing activity of other market participants. Other market participants may attempt to benefit from an increase in the market price of Diamond Standard Bars and Coins that may result from increased purchasing activity of Diamond Standard Bars and Coins connected with the issuance of Share Baskets. If the price of Diamond Standard Bars and Coins declines, the trading price of the Shares may also decline.

The Sponsor and its management have no history of operating investment vehicles that are similar to the Trust. Their experience may be inadequate or unsuitable to manage the Trust.

The Sponsor was formed to be the Sponsor of exchange traded vehicles and has no history operating investment vehicles like the Trust. If the experience of the Sponsor and its management is not adequate or suitable to manage an investment vehicle such as the Trust, the operations of the Trust may be adversely affected.

The Shares and their value could decrease if unanticipated operational or trading problems arise.

There may be unanticipated problems or issues with respect to the mechanics of the Trust's operations and the trading of the Shares that could have a material adverse effect on an investment in the Shares. In addition, although the Trust is not actively "managed" by traditional methods, to the extent that unanticipated operational or trading problems or issues arise, the Sponsor's past experience and qualifications may not be suitable for solving these problems or issues.

If the process of creation and redemption of Share Baskets encounters any unanticipated difficulties, the possibility for arbitrage transactions intended to keep the price of the Shares closely linked to the price of Diamond Standard Bars and Coins may not exist and, as a result, the price of the Shares may fall.

If the processes of creation and redemption of Shares (which depend on timely transfers of Diamond Standard Bars and Coins between the Custodians and Authorized Participants) encounter any unanticipated difficulties, including, but not limited to, the Trust's inability in the future to obtain regulatory approvals for the offer and sale of additional Shares after the present offering is completed, potential market participants who would otherwise be willing to purchase or redeem Share Baskets to take advantage of any arbitrage opportunity arising from discrepancies between the price of the Shares and the price of the underlying Diamond Standard Bars and Coins may be precluded from, or disinclined to, engage in such transactions. In such cases, the liquidity of Shares may decline, and the price of the Shares may fluctuate independently of the market price of Diamond Standard Bars and Coins and may fall.

The liquidity of the Shares may also be affected by the withdrawal from participation of one or more Authorized Participants.

In the event that one or more Authorized Participants having substantial interests in Shares or otherwise responsible for a significant portion of the Shares' daily trading volume on the Exchange withdraw from participation, the liquidity of the Shares will likely decrease which could adversely affect the market price of the Shares and result in an investor incurring a loss on its investment.

The liquidity of the Shares may be adversely affected by credit risk in the commodity or digital asset dealer marketplace.

The market includes, apart from major companies including publicly traded companies, a large number of small- to mid-sized businesses that are dealers that may heavily rely on credit to operate their business. A substantial tightening of credit markets, such as that which occurred in 2008, may result in stagnation in the market among smaller dealers or in the closure or bankruptcy of small- to mid-sized dealer businesses. Such stagnation or large scale closure of market participants, or of the primary dealing desk, may limit the ability of Authorized Participants to acquire Diamond Standard Bars and Coins needed for the creation of Shares or may limit the avenues through which Authorized Participants can trade in Diamond Standard Bars and Coins acquired through the redemption of Shares. In the event that Authorized Participants are unable to place creation or redemption orders, the liquidity of the Shares on the Exchange will likely decrease which could adversely affect the market price of the Shares and result in an investor incurring a loss on its investment.

Shareholders will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act.

The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. Consequently, Shareholders will not have the regulatory protections provided to investors in investment companies. Furthermore, the Trust is not a commodity pool for purposes of the CEA, and neither the Sponsor nor the Trustee is subject to regulation by the CFTC as a commodity pool operator or a commodity trading advisor in connection with the Shares. Consequently, Shareholders will not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools.

The Trust may be required to terminate and liquidate at a time that is disadvantageous to Shareholders.

The Trust may be required to terminate and liquidate under certain circumstances. For example, Shareholders who own 75% of the Shares have the power to terminate the Trust. If the Trust is required to terminate and liquidate, such termination and liquidation could occur at a time which is disadvantageous to Shareholders, such as when the market price of Diamond Standard Bars and Coins is lower than the price at the time when Shareholders purchased their Shares. In such a case, when the Trust's Diamond Standard Bars and Coins are sold as part of the Trust's liquidation, the resulting proceeds distributed to Shareholders will be less than if the market price of a Diamond Standard Bar or Coin were higher at the time of sale. See "Description of the Trust Agreement—Termination of the Trust" for more information about the termination of the Trust, including when the termination of the Trust may be triggered by events outside the direct control of the Sponsor, the Trustee or the Shareholders.

The lack of a market for the Shares may limit the ability of Shareholders to sell their Shares.

Prior to the date of this prospectus, there has been no active trading market for the Shares. Although the Shares are expected to be listed for trading on NYSE ARCA, subject to notice of issuance, there can be no assurance that an active trading market for the Shares will develop or be maintained. The market price and liquidity of the Shares may be adversely affected in such situations. If an investor needs to sell Shares at a time when no active trading market exists, or there is a halt in trading of securities generally or of the Shares, this will most likely adversely affect the price the investor receives for the Shares (assuming the investor is able to sell them).

Redemption orders for Shares are subject to postponement, suspension or rejection by the Trustee under certain circumstances.

The Trustee may, in its discretion, and will when directed by the Sponsor, suspend the right of redemption or postpone the redemption settlement date, (1) for any period during which NYSE ARCA is closed other than customary weekend or holiday closings, or trading on NYSE ARCA is suspended or restricted, (2) for any period during which an emergency exists as a result of which the delivery, disposal or evaluation of Diamond Standard Bars and Coins is not reasonably practicable, or (3) for such other period as the Sponsor determines to be necessary for the protection of Shareholders. In addition, the Trustee will reject a redemption order if the order is not in proper form as described in the Authorized Participant Agreement or if the fulfillment of the order, in the opinion of its counsel, might be unlawful. Any such postponement, suspension or rejection could adversely affect a redeeming Shareholder. For example, the resulting delay may adversely affect the value of the Shareholder's redemption distribution if the price of the Shares declines during the period of the delay. Under the Trust Agreement, the Sponsor and the Trustee disclaim any liability for any loss or damage that may result from any such suspension or postponement.

The Sponsor does not actively shift the Trust's portfolio assets to take advantage of market opportunities or to lessen the impact of a market decline in the price of Diamond Standard Bars and Coins. The Trust's NAV per Share will increase only if the value of Diamond Standard Bars and Coins increases over time.

The Sponsor does not actively manage the Diamond Standard Bars and Coins held by the Trust. This means that the Sponsor does not sell Diamond Standard Bars and Coins at times when its price is high or acquire Diamond Standard Bars and Coins at low prices in the expectation of future price increases. In addition, the Sponsor does not use any of the hedging techniques that are available to professional investors in the attempt to reduce the risks of losses resulting from decreases in the price of Diamond Standard Bars and Coins. Any losses sustained by the Trust will adversely affect the NAV per Share.

The Trust may suspend redemptions of Share Baskets by Authorized Participants in certain circumstances. To the extent that the value of Diamond Standard Bars and Coins declines, these delays may result in a decrease in the value of the redemption distribution received by an Authorized Participant, as well as a reduction in liquidity for all investors in the secondary market.

Although Shares are generally redeemable by Authorized Participants in exchange for the underlying amount of Diamond Standard Bars and Coins, the Trust may, in its discretion, suspend the right of redemption or postpone the redemption settlement date during any period while regular trading on NYSE ARCA is suspended or restricted, any period during which an emergency exists that makes it reasonably impracticable to deliver, dispose of, Diamond Standard Bars and Coins, or for any other period as the Sponsor determines to be necessary for the protection of investors. Any such postponement or suspension may adversely affect the value of the Authorized Participant's redemption distribution if the price of Shares declines during such period of delay. As a consequence, Authorized Participants may reduce their trading in Shares during periods of suspension, decreasing the number of potential buyers of Shares in the secondary market and, therefore, the price an investor may receive upon sale.

Shareholders will not have the rights enjoyed by investors in certain other vehicles.

The Shares are not entitled to the same rights as shares issued by a corporation operating a business enterprise with management and a board of directors. By acquiring Shares, an investor is not acquiring the right to elect directors, to receive dividends, to vote on certain matters regarding the issuer of the Shares or to take other actions normally associated with the ownership of shares, such as the right to bring "derivative" actions. An investor will only have the limited rights described under "Description of the Shares."

The Fix Price may no longer be available and there may be no substitute pricing measure for the price of Diamond Standard Bars and Coins potentially resulting in a termination of the Trust.

The Trust utilizes the Fix Price to value the Diamond Standard Bars and Coins. The Price-Fixing Exchange has no obligation to the Shareholders to continue to report the Fix Price. The Fix Price may no longer be reported by the Sponsor for any reason. If no substitute pricing measure for the price of Diamond Standard Bars and Coins is identified and approved by the Sponsor, the Trust may be required to terminate at a time that is disadvantageous for Trust Shareholders.

An investment in the Shares may be adversely affected by competition from other methods of investing in Diamond Standard Bars and Coins.

The Trust will compete with other financial vehicles, including traditional debt and equity securities issued by companies in the diamond industry and other securities that may be backed by or linked to Diamond Standard Bars and Coins, direct investments in Diamond Standard Bars and Coins and investment vehicles similar to the Trust. Market and financial conditions, and other conditions beyond the Sponsor's control, may make it more attractive to invest in other financial vehicles or to invest in Diamond Standard Bars and Coins directly, which could limit the market for the Shares and reduce the liquidity of the Shares.

The price of Diamond Standard Bars and Coins may be affected by the sale of exchange traded vehicles tracking diamond markets.

To the extent existing or future exchange traded vehicles ("ETVs") tracking diamond markets represent a significant proportion of demand for diamonds, large redemptions of the securities of these ETVs could negatively affect diamond prices, including that of Diamond Standard Bars and Coins, and the price and NAV of the Shares.

Several factors may have the effect of causing a decline in the price of Diamond Standard Bars and Coins, and a corresponding decline in the price of Shares. Among them:

A significant increase in diamond supply hedging activity by diamond producers and jewelers. Should there be an increase in the level of hedge activity of diamond producing companies and jewelers, it could cause a decline in world diamond prices, adversely affecting the price of the Shares.

A significant increase in diamond supply. Should there be significant discoveries of mineable gem-quality diamond supplies, or if the resale and recycling of existing gem quality diamonds increases, it could cause a decline in world diamond prices, adversely affecting the price of the Shares.

A significant change in the attitude of speculators and investors towards diamonds. Should the speculative community take a negative view towards diamonds, it could cause a decline in world diamond prices, adversely affecting the price of the Shares.

A significant change in interest rate differentials. A widening of interest rate differentials between the cost of money and the cost of diamonds could negatively affect the price of Diamond Standard Bars and Coins which, in turn, could adversely affect the price of the Shares.

The Trust's Diamond Standard Bars and Coins may be subject to loss, damage, theft or restriction on access.

There is a risk that part or all of the Trust's Diamond Standard Bars and Coins could be lost, damaged or stolen. Physical access to the Trust's Diamond Standard Bars and Coins could also be restricted by natural events (such as an earthquake) or human actions (such as a terrorist attack). Any of these events may adversely affect the operations of the Trust and, consequently, an investment in the Shares.

The Trust's, and/or Custodian's insurance protection may not cover the full value of its Diamond Standard Bars and Coins and the Shareholders' limited rights of legal recourse against the Trust, the Trustee, the Sponsor, the Physical Custodian and the Digital Custodian, exposes the Trust and its Shareholders to the risk of loss of the Trust's Diamond Standard Bars and Coins for which no person is liable.

The Trust's insurance protection may not cover the full value of its Diamond Standard Bars and Coins. The Custodians will maintain insurance with regard to its business on such terms and conditions as it considers appropriate in connection with its custodial obligations and will be responsible for all costs, fees and expenses arising from the insurance policy or policies. The Trust will not be a beneficiary of any such insurance and does not have the ability to dictate the existence, nature or amount of coverage. Therefore, Shareholders cannot be assured that the Trust or the Custodians will maintain adequate insurance or any insurance with respect to the Diamond Standard Bars and Coins held by the Custodians on behalf of the Trust. Further, Shareholders' recourse against the Trust, the Trustee, the Sponsor and the Custodians under New York law is limited. Consequently, a loss may be suffered with respect to the Trust's Diamond Standard Bars and Coins which is not covered by insurance and for which no person is liable in damages.

The Physical Custodian's limited liability under the Trust Custody Account Agreement and the Authorized Participant Custody Account Agreement may impair the ability of the Trust to recover losses concerning its Diamond Standard Bars and Coins and any recovery may be limited, even in the event of fraud, to the market value of the Diamond Standard Bars and Coins at the time the fraud is discovered.

The liability of the Physical Custodian is limited under the Trust Custody Account Agreement. Under the Trust Custody Account Agreement, the Physical Custodian is only liable for losses that are the direct result of its own negligence, fraud or willful default in the performance of its duties. Any such liability is further limited to (i) the restoration to the Trust, in number and classification, of any Diamond Standard Bars and Coins lost or damaged; (ii) the correction of any incorrect creation or redemption deliveries by restoration or correction of the assets of the Trust to holdings of number and classification of Diamond Standard Bars and Coins as if the creation or redemption order were settled correctly; or (iii) if the Physical Custodian cannot, using commercially reasonable efforts, restore the Trust pursuant to (i) or (ii), the market value based on the Fix Price of the subject Diamond Standard Bars and Coins at the time the Physical Custodian communicates to the Trustee its inability to make the Trust whole.

Under each Authorized Participant Custody Account Agreement, the Physical Custodian is not contractually or otherwise liable for any losses suffered by any Authorized Participant or Shareholder that are not the direct result of its own gross negligence, fraud or willful default in the performance of its duties under such agreement, and in no event will the Physical Custodian's liability exceed the market value of the balance in the Authorized Participant Custody Account at the time such gross negligence, fraud or willful default is discovered. In addition, the Physical Custodian will not be liable for any delay in performance or any non-performance of any of its obligations under the Trust Custody Account Agreement or the Authorized Participant Custody Account Agreement by reason of any cause beyond its reasonable control, including acts of God, war or terrorism. Furthermore, the recourse of the Trustee or the Shareholder is limited under U.S. law, as the Physical Custodian will not be liable for any delay in the performance or any non-performance of its obligations by reason of any cause beyond its reasonable control.

The Trust may not have adequate sources of recovery if its Diamond Standard Bars and Coins are lost, damaged, stolen or destroyed.

If the Trust's Diamond Standard Bars and Coins are lost, damaged, stolen or destroyed under circumstances rendering a party liable to the Trust, the responsible party may not have the financial resources sufficient to satisfy the Trust's claim. For example, as to a particular event of loss, the only source of recovery for the Trust might be limited to the Physical Custodian or, to the extent identifiable, other responsible third parties (e.g., a thief or terrorist), any of which may not have the financial resources (including liability insurance coverage) to satisfy a valid claim of the Trust.

The Trust will rely on the Physical Custodian for the safekeeping of all of the Trust's Diamond Standard Bars and Coins. The Trustee is not liable for the acts or omissions of the Physical Custodian, and has no obligation to monitor the activities of the Physical Custodian other than to receive and review reports prepared by the Physical Custodian pursuant to the Trust Custody Account Agreement. In addition, the Trust Custody Account Agreement limits the Trustee's ability to monitor the performance of the Physical Custodian because the Trustee, the Sponsor and any accountants or other inspectors selected by the Sponsor have only limited rights to visit the premises of the Physical Custodian for the purpose of examining the Trust's Diamond Standard Bars and Coins and certain related records maintained by the Physical Custodian. As a result, any failure by the Physical Custodian to exercise due care in the safekeeping of the Trust's Diamond Standard Bars and Coins may not be detectable or controllable by the Trustee and could result in a loss to the Trust.

Shareholders and Authorized Participants lack the right under the Trust Custody Account Agreement to assert claims directly against the Physical Custodian or Digital Custodian.

Neither the Shareholders nor any Authorized Participant will have a right under the Trust Custody Account Agreement to assert a claim of the Trustee against the Physical Custodian or the Digital Custodian. Claims under the Trust Custody Account Agreement may only be asserted by the Trustee on behalf of the Trust.

The sale or delivery of the Trust's Diamond Standard Bars and Coins to pay expenses not assumed or advanced by the Sponsor at a time of low prices of Diamond Standard Bars and Coins could adversely affect the value of the Shares.

The Trustee will arrange to sell or deliver Diamond Standard Bars and Coins held by the Trust to pay the Sponsor's Fee and/or Trust expenses not assumed or advanced by the Sponsor on an as-needed basis irrespective of then-current diamond prices. The Trust is not actively managed, and no attempt will be made to transfer, buy or sell Diamond Standard Bars and Coins to protect against or to take advantage of fluctuations in the price of Diamond Standard Bars and Coins. Consequently, the Trust's Diamond Standard Bars and Coins may be transferred or sold at a time when the price of Diamond Standard Bars and Coins is low, resulting in a negative effect on the value of the Shares.

The value of the Shares will be adversely affected if the Trust is required to indemnify the Sponsor or the Trustee under the Trust Agreement.

Under the Trust Agreement, each of the Sponsor and the Trustee has a right to be indemnified from the Trust for any liability or expense it incurs without gross negligence, bad faith or willful misconduct on its part. That means the Sponsor, or the Trustee may require the assets of the Trust to be sold in order to cover losses or liability suffered by it. Any sale of that kind would reduce the NAV of the Trust and the value of the Shares.

Intellectual property rights claims may adversely affect the Trust and the value of the Shares.

The Sponsor is not aware of any intellectual property rights claims that may prevent the Trust from operating. However, third parties may assert intellectual property rights claims relating to the operation of the Trust and the mechanics instituted for the investment in, holding of and transfer of Diamond Standard Bars and Coins, or claims relating to the intellectual property utilized in the creation of the Diamond Standard Bars and Coins themselves. Regardless of the merit of an intellectual property or other legal action, any legal expenses to defend or payments to settle such claims would be extraordinary expenses that would be borne by the Trust through the sale or transfer of its Diamond Standard Bars and Coins. Additionally, a meritorious intellectual property rights claim could prevent the Trust from operating and force the Sponsor to terminate the Trust and liquidate its Diamond Standard Bars and Coins. As a result, an intellectual property rights claim against the Trust could adversely affect the value of the Shares.

Risk Factors Related to Potential Conflicts of Interest

Potential conflicts of interest may arise among the Sponsor and or its affiliates, and the Trust and or its investors. The Sponsor is an affiliate of Diamond Standard Inc., parent company of the producers of the Diamond Standard Bars and Coins, the associated digital asset tokens, and the exchange where diamonds are sourced. The Sponsor and its affiliates have no fiduciary duties to the Trust and its shareholders other than as provided in the Trust Agreement, which may permit them to favor their own interests to the detriment of the Trust and its shareholders.

For more information, see "CONFLICTS OF INTEREST" on page 66.

The Sponsor will manage the affairs of the Trust. Conflicts of interest may arise among the Sponsor and its affiliates, including Diamond Standard Ltd. and the Authorized Participants, on the one hand, and the Trust and its shareholders, on the other hand. As a result of these conflicts, the Sponsor may favor its own interests and the interests of its affiliates over the Trust and its shareholders. These potential conflicts include, among others, the following:

- The Sponsor has no fiduciary duties to, and is allowed to take into account the interests of parties other than, the Trust and its shareholders in resolving conflicts of interest, provided the Sponsor does not act in bad faith;

- The Trust has agreed to indemnify the Sponsor and its affiliates pursuant to the Trust Agreement;

- The Sponsor and its staff also service affiliates of the Sponsor, and their respective clients and cannot devote all of its, or their, respective time or resources to the management of the affairs of the Trust;

- The Sponsor, its affiliates and their officers and employees are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with the Trust;

- The Sponsor and Diamond Standard Ltd. and Diamond Standard LLC, which are the sole producers of the Diamond Standard Bars and Coins, are affiliated, wholly owned entities that share a common parent company, Diamond Standard Inc.;

- The Trust, by holding Diamond Standard Bars and Coins, purchased through the markets by Authorized Participants, is acquiring the product of its affiliate Diamond Standard Ltd., and also creating the demand for the services of its affiliates, Diamond Standard LLC and Diamond Standard Exchange Ltd., generating a profit for each affiliated entity;

- Cormac L. Kinney, the Chief Executive Officer of the Sponsor, owns approximately 60% of Diamond Standard Inc.'s equity, and controls approximately 90% of its voting power, including over each of the affiliated companies, the Sponsor Diamond Standard LLC, the distributor Diamond Standard LLC, the producer Diamond Standard Ltd., and the diamond sourcing venue Diamond Standard Exchange Ltd. Only a limited number of voting matters require the approval of other investors, or in the case of Diamond Standard Exchange Ltd., the exchange members;

- The Sponsor decides whether to retain separate counsel, accountants or others to perform services for the Trust.

By purchasing the Shares, shareholders acknowledge the conflicts of interest, and agree and consent to the provisions set forth in the Trust Agreement. See "Description of the Trust Documents—Description of the Trust Agreement."

Risks Relating to the Use of Digital Asset Tokens

The Diamond Standard Bars and Coins owned by the Trust are physical commodities securely held and insured by the Custodian. Transactions of these physical commodities are facilitated by, and settled with, a regulator-licensed digital asset token on the Ethereum blockchain. This token allows ownership of Diamond Standard Bars and Coins to be traded between investors, while the asset itself remains in the vault of a custodian. The digital asset token is like a receipt, entitling the holder to demand delivery of the physical commodity from the custodian. The use of the digital asset token increases liquidity and lowers transaction costs, and reduces other risks, such the introduction of counterfeit Diamond Standard Bars and Coins. However, the use of the token and the blockchain does introduce other risks.

If the keys to the digital asset tokens incorporated inside the Diamond Standard Bars and Coins are lost, stolen, or damaged, or incapacitated due to an issue with the EOS or Ethereum blockchains, the Diamond Standard Bars and Coins would still be safely held by the Physical Custodian. The value of the commodity is the physical asset, not the digital token. If the keys to the digital tokens need to be replaced for any reason, re-tokening will require the disassembly of the Diamond Standard Bars and Coins, the inspection of the diamonds by an independent gemological lab, the reassembly of the reconfirmed diamonds into new Diamond Standard Bars and Coins, and the creation of new digital asset tokens. This process would create an additional expense to the Trust, and during such re-tokening, the Diamond Standard Bars and Coins could not be transacted, except through private sale, with delivery upon completion of the re-tokening process.

The value of the Shares may be influenced by a variety of factors relating to the use of digital asset tokens, that may have an adverse effect on the price of the Shares. These factors include the following factors:

• Unanticipated problems or issues with respect to the mechanics of the Trust's operations and the trading of the Diamond Standard Bars and Coins may arise, in particular due to the fact that the mechanisms and procedures governing the creation and offering of the Shares and storage of digital asset tokens that have been developed specifically for this product;

• The Trust or the Digital Custodian could experience difficulties in operating and maintaining its technical infrastructure, including in connection with expansions or updates to such infrastructure, which are likely to be complex and could lead to unanticipated delays, unforeseen expenses and security vulnerabilities; or

• The Trust or the Digital Custodian could experience unforeseen issues relating to the performance and effectiveness of the security procedures used to protect the digital asset token, or the security procedures may not protect against all errors, software flaws or other vulnerabilities in the Trust's or Digital Custodian's technical infrastructure, which could result in theft, loss or damage of its assets.

Risks Relating to the Use of Ethereum Blockchain

The Diamond Standard Bars and Coins owned by the Trust are transacted and audited using an ERC-20 standard digital asset token on the Ethereum blockchain network. The Trust has elected to use the Ethereum blockchain because it is currently the blockchain most widely supported by exchanges and custodians for decentralized financial (or DeFi) applications.

The technology in the Diamond Standard Bars and Coins enable the Trust to select an alternative blockchain platform, such as EOS or Stellar, or any future blockchain platform that is approved by Diamond Standard Ltd., the regulator-licensed developer of the technology behind the Diamond Standard Bars and Coins, and to transfer the ERC-20 tokens to such alternative blockchain platform. The Trust reserves the right to change blockchain platforms at any time, and with no notice to Shareholders.

Transaction of the Digital Asset Tokens Consume a Small Amount of ETH, the Volatility of Which May Impact the Trust's Transaction Costs when Trading the Diamond Standard Bars and Coins

The trading prices of many digital assets, including ETH, have experienced extreme volatility in recent periods and may continue to do so. For instance, there were steep increases in the value of certain digital assets, including ETH, over the course of 2017, and multiple market observers asserted that digital assets were experiencing a "bubble." These increases were followed by steep drawdowns throughout 2018 in digital asset trading prices, including for ETH. These drawdowns notwithstanding, digital asset prices, including ETH, increased significantly again during 2019, decreased significantly again in the first quarter of 2020 amidst broader market declines as a result of the novel coronavirus outbreak and increased significantly again in the second quarter of 2020. The Digital Asset Markets may still be experiencing a bubble or may experience a bubble again in the future.

Digital assets such as ETH were only introduced within the past decade, and the ability of the Authorized Participants to create and redeem Shares by transacting the Diamond Standard Bars and Coins is subject to risk from a number of factors relating to the capabilities and development of blockchain technologies, such as the nascency of their development, their dependence on the internet and other technologies, their dependence on the role played by users, developers and miners and the potential for malicious activity.

Moreover, because digital assets, including ETH, have been in existence for a short period of time and are continuing to develop, there may be additional risks in the future that are impossible to predict as of the date of this Registration Statement.

A determination that ETH is a "security" may adversely affect the ability of the Trust to utilize the Ethereum blockchain to efficiently transact the Diamond Standard Bars and Coins and may result in recurring and nonrecurring expenses to the Trust.

The SEC has stated that certain digital assets may be considered "securities" under the federal securities laws. The test for determining whether a particular digital asset is a "security" is complex and the outcome is difficult to predict. Public statements by senior officials at the SEC, including a June 2018 speech by the director of the SEC's division of Corporation Finance, indicate that the SEC does not intend to take the position that ETH are currently securities. Subsequently in a March 2019 statement, the chairman of the SEC expressed agreement with certain statements from the June 2018 speech by the director of the SEC's division of Corporation Finance, including the analysis of federal securities laws that the director applied to ETH. Such statements are not official policy statements by the SEC and reflect only the speaker's views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital asset. Similarly, in April 2019, the SEC's Strategic Hub for Innovation and Financial Technology published a framework for the analysis of digital assets. However, this framework is not a rule, regulation or statement of the Commission and is not binding on the Commission. If ETH is determined to be a "security" under federal or state securities laws by the SEC or any other agency, or in a proceeding in a court of law or otherwise, it may have material adverse consequences for ETH as a transaction platform. For example, it may become more difficult for ETH to be traded, cleared and custodied as compared to other digital assets that are not considered to be securities, which could in turn negatively affect the liquidity and general acceptance of ETH and cause users to migrate to other digital assets. Further, if any other digital asset is determined to be a "security" under federal or state securities laws by the SEC or any other agency, or in a proceeding in a court of law or otherwise, it may have material adverse consequences for ETH as a transaction platform due to negative publicity or a decline in the general acceptance of digital assets. As such, any determination that ETH or any other digital asset is a security under federal or state securities laws may adversely affect the utility of ETH by the Trust, and, as a result, the value of the Shares.

USE OF PROCEEDS

The Trust will receive Diamond Standard Bars and Coins in connection with the issuance and sale of Share Baskets. Diamond Standard Bars and Coins are held by the Physical Custodian on behalf of the Trust until distributed to Authorized Participants in connection with the redemption of Share Baskets, disbursed or sold to pay the Sponsor's Fee and Trust expenses advanced by the Sponsor, or sold as needed to pay the Trust's expenses not assumed or advanced by the Sponsor.

OVERVIEW OF THE DIAMOND INDUSTRY

Introduction

Portions of the diamond industry data and market outlook which is summarized in this overview are sourced or excerpted from the Bain & Company report titled "The Global Diamond Industry 2019" available at www.bain.com/insights/global-diamond-industry-report-2019

Diamonds are one of the world's major resources—and historically one of the least understood. For many years observers and even many participants have considered the diamond industry to be complex and difficult to comprehend, even impenetrable. Major changes over the past 15 years have transformed the diamond industry. Contrary to common misconceptions, the industry **is not** controlled by De Beers. De Beers produces less than 25% of new production, and total new production is approximately 2% of the above-ground supply. New diamond supplies have emerged, and mining and production have expanded beyond southern Africa to Russia, Australia and Canada. De Beers' marketing agreement to distribute Russian diamonds expired, along with some African mines, resulting in the rise of a substantial competitor, Alrosa. De Beers and Alrosa distribute around 20% and 28% respectively, of approximately 148 million carats in 2018, or $16 billion of rough diamond supply. Three other large mining companies supply another 23%. Smaller miners supply the remaining 29% of rough diamonds.

In this overview, we summarize the diamond supply chain and some of the dynamics, and two main uses of diamonds (up to now): in jewelry and for industrial applications. We touch on the structure of the value chain, from the financial risk involved in early exploration to the economics of the retail trade. We discuss the potential impact of synthetic diamonds on the jewelry sector, and the Kimberley Process, which was developed in response to the controversy over "conflict Diamonds" in the 1990s.

Uses of diamonds: jewels and industrial tools

Up until now, diamonds have been consumed by two main applications: jewelry and industrial uses. Slightly more than 50 percent of the volume of diamonds extracted becomes gemstones for jewelry, yet they account for more than 95 percent of the total value. Polished diamonds have long been considered among the world's most precious gemstones. They account for about 40 percent of all jewelry manufacturing; engagement rings are the largest category of diamond jewelry.

History

By the beginning of the twentieth century De Beers had emerged as the diamond powerhouse, accounting for approximately 90 percent of the world's rough-diamond production and distribution.

Historically, De Beers used its diamond stockpiles to maintain prices, and curtail volatility. However, beginning in 2002, De Beers transformed, and relinquished its control over Russian supply (now comprising 28%) and some of the long-held African mines, such as in Botswana and the Congo. Ultimately, De Beers was acquired by a public mining conglomerate, Anglo American PLC. As a result, additional diversity was introduced on the supply side as new competitors began to sell diamonds, and De Beers retained control over only 20% of the rough diamond supply.

Conflict Diamonds and the Kimberley Process

In the 1990s the industry faced a controversy over "conflict Diamonds". In various politically unstable African countries, paramilitary or rebel groups had taken control of the diamond mines and were using the proceeds from diamond sales to finance their operations. Although these Diamonds ended up in legitimate channels, they were either directly or indirectly funding violent conflict.

In response, the Kimberley Process ("KP") was established in 2002. An international process that came about under the auspices of the United Nations, it requires certification of all diamonds to guarantee that their trade does not finance rebel activities.

The system tracks Diamonds from mining countries to manufacturing and limits diamond trade to KP-member countries. As a result, Diamonds have become one of the most regulated commodities in the world, formalized with the signing of the Kimberley Process Certification Scheme ("KPCS") in 2002 and subsequent enabling legislative measures in seventy signatory countries. Governments are required to implement strict import/export control regimes and to adopt rigid control systems governing the diamond industry.

The KPCS tracks diamonds as they cross international borders. Diamonds first receive a KP certificate from customs when they are exported from a producing country where the Diamonds are mined. Each time a parcel of diamonds is imported into a new country, customs authorities ensure the existence and authenticity of the KP certificate. If diamonds are exported again, they receive a new certificate issued by the exporting country. This process continues until the diamonds are polished, at which point the System of Warranties (described below) ensures traders, retailers and consumers that the diamonds they are buying are sourced from KP compliant diamonds.

The System of Warranties extends the KP conflict-free assurance from diamonds to diamonds. The principal element of the System of Warranties is a declaration on the invoice accompanying every transaction (apart from the transaction directly to the consumer) of diamonds that declares the Diamonds are 'not involved in funding conflict and are in compliance with United Nations resolutions.'

The 55 current participants in the Kimberley Process represent 82 countries and control 99.8 percent of the total diamond supply. Experts suggest that after the introduction of the KPCS, the share of conflict Diamonds fell from approximately 4 percent to less than 1 percent of global trade in Diamonds.

The Diamond Supply Chain

Eight stages comprise the supply chain in the diamond industry; exploration, mining and production, rough diamond sales, cutting and polishing, polished diamond sales, jewelry manufacturing, and finally retail sales to consumers.

Each diamond, on average, is said to pass through seven owners, between the mine to the consumer. Each middleman adds cost, although all do not add value. The highest profit margins are realized in the production and retail segments at either end of the chain.

	Rough Diamonds		Polished Diamonds		Diamond Jewelry	
Exploration	Production	Rough Sales	Cutting/ Polishing	Polished Sales	Manufacturing	Sales
	Top 5 players control 70%	~100 players	~10,000 players		>10,000 Players	Large retail controls ~35%

Production Trends

According to Bain in the 2019 diamond report, regarding rough diamond production:

"Between 2010 and 2016, global production was consistently between 120 million and 130 million carats. In 2017, it jumped to roughly 152 million carats and then fell 3% to 147 million carats the following year. The decrease in 2018 is largely attributed to lower production in Australia, the Democratic Republic of the Congo and Russia. The unexpected closure of Mir in Russia and planned downscaling at Argyle in Australia contributed to the decline.

The 26 million–carat production increase in 2017 was the largest single-year volume increase since 1986, and it created a surplus that affected the entire value chain. As a result, inventory in the mining and midstream markets increased through 2019. Prices and revenues declined in both segments in 2019 despite only a slight decrease in consumer demand. Assortment sales shifted toward smaller stones in 2019, which also contributed to lower sales.

In 2019, production is expected to drop an additional 4%. Production is depleting at Argyle in Australia; in South Africa, Venetia is transitioning from open pit mining to underground; and production levels were lowered at Orapa in Botswana. These changes will be partially offset by increased supply from several ALROSA mines in Russia and smaller players in Angola.

During the first half of 2019, pressure on rough diamond prices, sales mix and sales volume led to lower adjusted EBIT (earnings before interest and taxes) margins for most producers. ALROSA maintained the highest margin in the rough diamond production segment. Rio Tinto and several other junior miners with high shares of small-gem- and near- gem-quality diamonds reported negative EBIT margins in the first half of 2019.

We expect the supply of natural diamonds to decline substantially starting in 2021, with an annual decrease of 8% compared with 2020 projections. The downward trend from the past few years will be amplified by supply contraction at Argyle and at Diavik and Ekati in Canada."

Gem Quality

In a typical year, approximately one-half of rough diamond production by volume consists of gem and near gem quality diamonds fit for setting in jewelry, though such diamonds represent roughly 95 percent of the value of production.

Rough diamonds are not a homogenous product and are classified in terms of size, clarity and model (i.e., shape). These characteristics are the main determinants of a rough diamond's price and are used to classify a rough diamond as gem, near gem or industrial. The principal determinant of this categorization is clarity. Typically, gem and near gem quality diamonds are used in jewelry, whereas industrial quality diamonds are used principally for cutting, grinding and drilling purposes in a variety of industries, such as the dental and construction industries.

The exploration of a potential diamond site is a complex process that takes many years and considerable financial investment, with no guarantee of ultimate payback. From the moment that prospecting gets under way until the point where commercial production can commence, six to ten years can elapse, and the odds of success are extremely low. For example, at the greenfield exploration stage, the probability that a producer will find a deposit that both contains diamonds and can be commercially developed into a diamond mine is only about 1 to 3 percent. The probability of successful commercial development at the feasibility assessment stage jumps to 25 percent, although significant uncertainty remains.

Following a period of high volatility, 2017 was strong for the diamond industry, with approximately 2% revenue growth across all segments of the value chain. Rough diamond mining companies delivered unprecedented production growth of nearly 20% in volume in 2017. The production increase came mostly from mines with lower-quality assortments. Mining company revenues grew by 2% overall, indicating a positive trajectory for the second year in a row. In 2017, some major producers reported decreases in their EBIT margins, mostly due to currency appreciation in production countries. However, mining companies' profitability bounced back in the first half of 2018.

Key Miners or Regions

ALROSA. The predecessor of Russia's largest diamond company was founded in 1957 in the Union of Soviet Socialist Republics (the USSR). In 1992 it was transformed into the joint stock company ALROSA. Key shareholders are the Russian Federation government (51 percent), the state government of the Yakutia Republic (32 percent) and local municipalities (8 percent). The company's core business is the production of rough diamonds in Russia and Angola. ALROSA production in 2018 exceeded 36 million carats.

Diavik. In 2018, Diavik recovered 7.26 million carats, including the largest diamond ever found in North America, a single yellow diamond that weighed 552 carats. Dominion Diamond Mines ULC owns 89.9 per cent of Ekati Mine and is the operator.

De Beers. Founded in 1888, De Beers grew into a family of interrelated companies in diamond mining, trading and industrial diamond manufacturing. Key shareholders are Anglo American plc, and the government of Botswana. Rough-diamond production in South Africa, Namibia, Botswana and Canada makes up the core business. De Beers' production in 2018 was 35 to 36 million carats.

Petra Diamonds. An AIM exchange-quoted independent diamond company, Petra Diamonds entered an accelerated growth stage when it merged with Crown Diamonds in 2005, introducing production to the group. Involved in both production and exploration, Petra Diamonds aims to optimize operations at assets acquired from the largest players, especially across Africa. Petra Diamonds' production in 2019 hopes to maintain 3.8 to 4 million carats.

Rio Tinto. Founded in 1873, Rio Tinto is a diversified UK–Australian mining and resources group with headquarters in London and Melbourne. The company produces diamonds in Australia, Canada and Zimbabwe. In 2019, Rio Tinto's production guidance remains between 15 to 17 million carats even though the company reported a 9% drop over the first 9 months of the year. In 2018 Rio Tinto's gross sale revenue was 40.5 billion US dollars.

Botswana (Debswana) production was flat at 5.7 million carats. Orapa production increased by 22 per cent due to a planned increase in the grade of material treated. This was offset by an 18 per cent decrease at Jwaneng due to planned lower grade.

South Africa production decreased by 60 per cent to 0.5 million carats due to lower mined volumes at Venetia as it approaches the transition from open pit to underground. In addition, Voorspoed production ended in Q4 2018 when it was placed on care and maintenance in preparation for closure.

Canada production decreased by 34 per cent to 0.8 million carats primarily due to the closure of Victor which reached the end of its life in Q2 2019.

Rough diamond sales amounted to 7.4 million carats (7.1 million carats on a consolidated basis) from three sales cycles, which compares to 5.0 million carats of sales (4.6 million carats on a consolidated basis from two sales cycles in Q3 2018. Rough sales volumes were therefore higher due to an additional sales cycle in the period compared with the previous year; however, overall demand for rough diamonds remains subdued as a result of challenges in the midstream with higher polished inventories and caution due to macro-economic uncertainty.

Three countries in particular had the largest impact on last year's downturn in rough-diamond output:

Australia's rough production declined by 3 million carats, representing an 18% drop to 14.1 million carats from 17.1 million carats in 2017 as the country's Argyle mine, owned by Rio Tinto, slides toward its end of life; rough-diamond production in the DRC fell by 2.5 million carats to 16.4 million carats for the year, a 13% decline from the 18.9 million carats produced a year before; and Angola saw production decline by 1 million carats to 8.4 million carats overall, a 11% decline from 2017. While Australia ($12.89/ct) and DRC ($8.31/ct) achieve the lowest value per carat among major producers, Angola saw its average value per carat jump by 25% in 2018 to $146/ct from $117/ct, leading to an 11% increase in the overall value of the country's diamond output despite the decline in volume industry.

To find the single largest contributor to the increase in the value of the world's diamond production, one must look to Botswana, as the country - the second largest producer in the world - increased its output by 6% to 24.4 million carats while the average price earned for its rough remained steady at $145/ct. Canada's output was equal to that of 2017, but the world's third largest producer also increased the value of its production by 2% due to an equivalent rise in the prices achieved for its goods. It is also worth noting that Zimbabwe succeeded in increasing its production by 29% to 3.3 million carats, though it fell well short of its 4.6 million-carat target.

Russia remained the world's largest producer of rough diamonds in terms of volume as well as value, digging up 43.2 million carats (+1%) worth $3.98 billion (-3%) as its average price per carat earned fell by 4% to $92.3. Botswana regained its position as the world's second-largest producer by volume after having yielded that position to Canada in 2017.

In terms of carats produced, only about 7 percent of world production, in all qualities, including industrial, is of diamonds larger than two carats. As a general rule, at least half of the material is lost in the polishing process (i.e., a 50 percent yield), which means that a 2 carat rough diamond would ultimately yield close to a 1 carat polished diamond, according to an IDEX estimate.

Rough Diamond Sales

Diamond polishers (referred to as "manufacturers") purchase rough mined diamonds from different sources and then polish the diamonds into polished diamonds that are destined to be set in jewelry. Gaining access to rough stones is critical to the business of cutters and polishers, and the sale of diamonds occupies one of the key junctures on the supply chain. Rough supply can come from large miners such as De Beers' Diamond Trading Company, ALROSA, and BHP Billiton, from suppliers importing diamonds from a wide range of smaller miners and from traders that specialize in rough. There are three types of rough-diamond sales:

Long-term contracts: Long-term contracts (sight holders) controlled by De Beers,

Auctions: The auction takes place in a multi-round format. Each round, every bag of stones is a given a price. It is open to public.

Spot sales: In spot sales, producers sell a range of diamonds based on one-time contracts.

Cutting and Polishing

In the cutting and polishing stage, skilled craftspeople called lapidaries transform rough stone into finished gems. They aim to create the largest gem possible given the physical properties of the stone. During the cutting and polishing process, most diamonds lose 50 to 60 percent of their weight because material inevitably is cut or polished away.

After a century of dominance in cutting and polishing, centers including Belgium, Israel, the United States and Russia are continuing to lose ground to India. Only several hundred cutters remain in the traditional strongholds, and they mostly work with larger stones. Among those, there are fewer than 1,000 high-end cutters remaining in Antwerp and New York.

Spurring the shift to India has been the availability of low-cost labor, a key advantage in low-margin parts of the supply chain. After the cost of buying the raw materials, labor constitutes the largest expenditure. In the United States, it costs more than $100 per carat to cut a diamond, compared with just $10 in India.

As some governments have passed beneficiation laws mandating that a certain percentage of the cutting and polishing jobs be taken by local residents, the cutting and polishing industry in Africa has also grown significantly.

Healthy growth in the diamond jewelry retail market supported a 2% increase in cutting and polishing revenue, putting the segment on positive ground in 2017.

While the cutting and polishing segment grew overall, profit gains in 2017 were mostly limited to producers of small stones. Companies that specialize in large, high-quality stones experienced pressure from retailers in 2017. That trend reversed in the first part of 2018. To sustain profitability, cutting and polishing companies are focusing on four strategies: managing inventory levels, shortening production cycles, optimizing yields and expanding operations. Technology is leading improvements in the cutting and polishing segment, from digitally mapping and modeling stones to automating cutting processes.

Because of its low labor costs, favorable regulatory environment and relatively easier access to financing, India continued to gain market share in 2017. India's growth came primarily at the expense of China and other countries. India accounts for more than 90% of global polished diamond manufacturing by value, and it dominates in all size segments, including the value-add segment of larger stones.

In China, cutting and polishing revenue increased in 2017, backed by strong domestic jewelry demand.

Access to affordable financing continues to be an issue for some midstream players. Following several defaults in India, some banks have tightened credit requirements. However, transparent and financially healthy players in the cutting and polishing segment reported only limited influence on their ability to secure funding.

According to Bain in the 2019 diamond report, regarding cutting and polishing:

"In 2018, cutting and polishing revenue grew 3%, supported by a healthy increase in consumer demand for diamond jewelry. However, polished diamond sales are expected to drop 10% to 15% by the end of 2019 because of slowing demand for diamond jewelry globally, lower diamond content in jewelry designs, inventory optimization by major retailers and declining available financing for midstream players.

The combination of lower polished diamond sales and excess inventory accumulated by the midstream in 2017 and 2018 reduced net imports by 3% and 30% in 2018 and 2019, respectively. India experienced the steepest decline. In India, weakened local currency, liquidity issues resulting from bank financing cuts, and ongoing effects of demonetization contributed to stockpiling of incoming goods.

Slower sales and stretched working capital damaged the sector's profitability. On average, operating margins in the cutting and polishing segment contracted 2% to 3% in 2019 compared with

2018. To sustain profitability, the midstream companies cut excess capacity and shifted their focus to melee diamond production to maintain factory utilization and minimize working capital. The decline of rough diamond prices exacerbated the situation, leading to stock devaluation and, in some cases, affecting financing options. In the midterm, the segment will continue to operate with significant pressure on the bottom line.

Interest rates, maturity and availability of financing continued to challenge the midstream segment in 2019. Interest rates increased to match rising default risk. In 2019, cutting and polishing players needed longer-maturity loans for two reasons: growth in consignment practices increased the number of days for receivables to turn over, and inventory turnover days increased because of lower demand among certain assortment groups. Traditional diamond banks tightened financing and credit requirements, and key Indian banks became more conservative following the generally poor performance of the Indian financial sector. The current situation presents an opportunity for nontraditional financing options, which are currently limited to a handful of large midstream players.

Short-term pressure on the midstream could lead to long- overdue restructuring and consolidation within the segment. Even in the current situation, some companies are making money. Successful players have shifted from a supply-driven mindset to a demand-driven model in which they make purchasing decisions in line with downstream demand. These companies also offer greater transparency, which is attractive to financing institutions and banks."

Polished Diamond Sales — Demand Trends

In line with positive luxury market trends, global diamond jewelry sales grew 2% in US dollar terms in 2017, fueled by strong macroeconomic fundamentals in the US, resurging demand from Chinese millennials, and increasing sales in the self-purchasing category in China. The demand for diamond jewelry is expected to accelerate in 2018. However, if the trade war between the US and China continues, it may have a negative effect on the growth prospects for global demand in the short to medium term.

Although changes that take place all along the diamond supply chain do tend to affect polished diamond prices, some of those fluctuations are absorbed by players in the middle of the supply chain, where pricing competition is intense. As a result, prices for the end product, diamonds, generally do not fluctuate as much as rough diamond prices.

The single most important factor affecting polished diamond pricing is consumer demand.

Historically demand has been driven by macroeconomic factors such as total private consumption and the size of the middle class in different countries. As the world economy has grown over the past century, so has the demand for diamonds.

Inventories play a less significant role in regulating the prices of diamonds than the prices of diamonds. One reason is that the industry has become so fragmented that any given company does not hold sufficient stockpiles to affect global prices. Second, cutters and manufacturers want to turn over their inventories as quickly as possible in order to free up cash for the business.

For centuries Antwerp was the center of polished-diamond sales. While that city remains a leading destination for the diamond trade, the market has dispersed. More than half of sales today take place in the central and regional offices of diamond cutters and polishers. Buyers can also go to India, Hong Kong, New York and other places. In some cases, sellers will even travel to meet the buyers.

The United States remains the largest market for diamond jewelry sales and export, but most new growth worldwide comes from China, India and the Persian Gulf states.

15 countries that exported the highest dollar value worth of diamond/jewelry during 2018.

India: $25.6 billion (18.8% of total)

United States: $20 billion (14.7%)

Hong Kong: $16.2 billion (11.9%)

Belgium: $15 billion (11%)

Israel: $14.4 billion (10.6%)

United Arab Emirates: $13.5 billion (9.9%)

Botswana: $5.9 billion (4.3%)

Russia: $5 billion (3.7%)

Canada: $2.4 billion (1.8%)

South Africa: $2.1 billion (1.6%)

United Kingdom: $2.1 billion (1.5%)

Switzerland: $2 billion (1.5%)

Thailand: $1.7 billion (1.2%)

Namibia: $1.7 billion (1.2%)

Singapore: $1.5 billion (1.1%)

Global retail sales of diamond jewelry amounted to nearly $85.9 billion in 2018, according to JCK.

The vast majority of diamonds are sold on the low- to mid-end retail market, largely in the U.S. and Asia. A much smaller quantity of top-quality diamonds is entering the high-end jewelry market. There is no dominant diamond jewelry brand globally: Chow Tai Fook Jewellery, which operates mainly in China and Hong Kong, and Signet Jewelers, which operates under a number of brand names in the U.S. and UK, are the largest diamond jewelry retailers by value, with total sales in 2019 of $6.25 billion. Worldwide net sales for 2018 rose 7% to $4.4 billion for Tiffany & Co.

Global consumer demand for diamond jewelry hit a new high in 2017, climbing to $82 billion, a two per cent increase on the previous year, according to industry insight data published today by De Beers Group.

The US was the main driver of growth for the fourth consecutive year, where positive macroeconomics and strong consumer confidence saw demand for diamond jewelry increase four per cent to $43 billion, representing more than half of total global demand. An increase in self-purchase of diamond jewelry helped drive demand, representing 33 per cent of total US diamond jewelry pieces acquired in 2017.

Consumer demand in Mainland China, the world's second largest consumer market for diamond jewelry, also returned to positive growth in 2017, reflecting the trend of the broader luxury goods sector. Demand increased three per cent in local currency and one per cent in US dollars, totaling US$10 billion.

Growth was supported by strengthening macroeconomics towards the end of the year and a 20-year high in consumer confidence. In addition, there was a revival in the Hong Kong market in the second half of 2017, driven by both stronger local demand as well as a resurgence of Mainland visitor shopping. According to De Beers report Demand for diamond jewelry in the other main consumer markets of India, Japan and the Gulf saw low single digit declines in US dollar terms, affected by a range of macroeconomic factors and regulatory and exchange rate impacts. Consumer demand in other diamond jewelry market globally increased overall.

Bain's outlook for 2020 demand growth remains positive in most of the main diamond consuming countries, based on solid world economic prospects, positive consumer sentiment and continued investment from the diamond industry in category marketing.

Historical Diamond Price Volatility

The wholesale prices of diamonds have experienced volatility during certain periods over the last decade and similar fluctuations going forward, should they occur, would be expected to have a direct impact on the value of the Shares. Nevertheless, despite these periods of volatility, the diamond market has been less prone to the cyclical price fluctuations typical of many commodities, due both to its fairly steady retail demand and the strong market position of major market participants. Movements in the wholesale and retail prices of diamonds in the past are not a reliable indicator of future movements. Price variation may be influenced by various factors, including (i) general economic influences on jewelry demand, (ii) production and cost levels in major diamond producing regions, (iii) activities of major diamond producers, and (iv) global or regional political, economic or financial events.

Historical Correlation of Diamonds to other investment assets

	Nikkei 225	CRB Commodities	USD Index	Diamond Index	US Treasury 10Y	MSCI Emerge Mkts	JPM EMBI	S&P 500	EuroStoxx 600	US Corp Bond	EU Corp Bond	Gold Spot
Nikkei 225	1	0.12	-0.44	0.10	0.74	0.76	0.93	0.95	0.87	0.66	0.89	0.09
CRB Commodities	0.12	1	-0.35	-0.39	0.08	0.44	-0.01	0.03	0.83	-0.06	0.08	0.64
USD Index	-0.44	-0.35	1	0.48	-0.09	-0.72	-0.50	-0.50	-0.77	-0.59	-0.73	-0.68
Diamond Index	0.10	-0.39	0.4770	1	0.18	-0.27	0.05	0.05	-0.40	-0.08	-0.08	-0.47
US Treasury 10Y	0.74	0.08	-0.09	0.18	1	0.39	0.54	0.73	0.76	0.05	0.48	-0.26
MSCI Emerge Mkts	0.76	0.44	-0.72	-0.27	0.39	1	0.78	0.79	0.84	0.74	0.84	0.62
JPM EMBI	0.93	-0.01	-0.50	0.05	0.54	0.78	1	0.91	-0.19	0.84	0.94	0.14
S&P 500	0.95	0.03	-0.50	0.05	0.73	0.79	0.91	1	0.92	0.69	0.90	0.13
EuroStoxx 600	0.87	0.83	-0.77	-0.40	0.76	0.84	-0.19	0.92	1	-0.66	0.89	0.49
US Corp Bond	0.66	-0.06	-0.59	-0.08	0.05	0.74	0.84	0.69	-0.66	1	0.85	0.40
EU Corp Bond	0.89	0.08	-0.73	-0.08	0.48	0.84	0.94	0.90	0.89	0.85	1	0.32
Gold Spot	0.09	0.64	-0.68	-0.47	-0.26	0.62	0.14	0.13	0.49	0.40	0.32	1

Source Bloomberg and SDiX, Auer (2013)
Review of Managerial Science

Retail Demand

The luxury category has been stable compared with global GDP for the past five years, marking a resilience to generational shifts. The luxury segment has adapted to changing consumer preferences and behavior. Keeping in line with luxury market trends, global diamond jewelry sales grew 2% in US dollar terms in 2017. Demand for diamond jewelry is expected to continue or even accelerate in 2018, steered by high demand from affluent consumers.

An increase in retail diamond jewelry sales is attributed to a strong economy and favorable macroeconomics in the US, namely growing consumer credit, shrinking unemployment and higher wages.

Demand in China grew for the first time since 2013, picking up momentum from millennial buyers. Favorable adjustments to tax and customs policies should support continued Chinese growth. The online channel is expected to bring additional diamond jewelry sales to regions in China with limited physical retail footprint.

As in years past, India had the highest potential for diamond jewelry retail growth, yet its revenues remained flat. Despite inflation and a weaker rupee in the first half of 2018, personal disposable income is expected to grow in India and provide basis for increase in demand.

In 2017, performance was tempered in Europe by lower consumer confidence and in Japan by weak economic fundamentals. Both are positioned to rebound in 2018, thanks to higher tourism volume and euro appreciation in Europe and decreased unemployment in Japan.

If the US and China continue to dispute trade terms, economic growth prospects in both countries could be negatively affected, or consumer confidence could dwindle. While nothing detrimental has materialized, the potential outcomes of an ongoing trade war should be considered.

According to Bain in the 2019 diamond report, regarding diamond jewelry retail:

"The global personal luxury goods market, the bellwether of the diamond jewelry industry, experienced slower growth in 2018 and 2019. The slump was caused by moderating global GDP growth, lower consumer confidence. Global diamond jewelry retail posted 2% sales growth in 2018, but sales are expected to decline by up to 2% in 2019, based on the results of the first three quarters. A strong holiday season could reverse the trend.

In 2019, US diamond jewelry retail sales are expected to fall 2%, in contrast to 3% growth in 2018. There are three key reasons for the reversal. First, consumer confidence fell to its lowest point since 2016 because of uncertainties surrounding the labor market, trade tension and a possible recession. Second, a continuous decline in Chinese travelers to the US lowered luxury purchases overall. And third, an extra 15% tariff on Chinese jewelry went into effect in September 2019 and could impact sales during the crucial holiday season.

In 2018, the Chinese market, including Hong Kong, grew 4%. In 2019, that trend reversed; the Chinese market is expected to decrease by 5% in US dollars equivalent and 1% in local currency. The shift is attributed to yuan depreciation, declining consumer confidence stemming from trade tension between the US and China, and significantly lower sales in Hong Kong amid protests in the area. The decrease will be partially offset by growth in local consumption in Mainland China.

A repatriation trend is being driven by import duty reductions, stricter gray market control and price harmonization among international retailers.

The Indian diamond jewelry market declined by 1% in 2018 following rupee depreciation and the bankruptcy of large jewelry retailer Gitanjali in India. In 2019, sales are expected to return to healthy 3% growth due to increased customer confidence, a growing population of working women and a shift in preference from occasion-only to everyday jewelry. However, retail sales are being reined in by tighter tax controls for luxury spending, a spike in gold prices and continuing rupee depreciation.

In 2019, performance in Europe was negatively affected by sociopolitical turmoil in the UK and France, but this was partially offset by higher tourism spending in the Eurozone. Japan is expected to remain stable in 2019 because of lower consumer confidence and decreased spending by Chinese tourists.

The midterm outlook for 2019–20 remains uncertain given continued geopolitical instability, strong signs of an impending recession and limited marketing support, especially for nonbranded and lower-end jewelry. The branded luxury diamond jewelry segment, which accounts for about 15% of the total diamond jewelry market, is expected to perform well, growing at high single digits. That is in line with the growth of personal luxury goods."

Lab Grown Diamonds

Lab-grown diamonds have existed for more than 60 years, with limited effect on the natural gem-quality market. But advancements in technology have pushed the lab-grown market into a more competitive position. Most notably, new chemical vapor deposition (CVD) technology deeply cut the cost to produce larger, higher-quality diamonds. Today, it costs $300 to $500 per carat to produce a CVD lab-grown diamond, compared with $4,000 per carat in 2008.

As production costs have dropped, retail prices have followed. The retail price of gem-quality lab-grown diamonds nearly halved in the past two years, while wholesale prices dropped threefold. Prices are expected to decrease even further as production efficiencies increase, new competitors enter the market and the segment commoditizes.

Lab-grown diamond producers have two options: to pursue gem-quality production for retail jewelry sales or to produce diamonds for high-tech applications. The latter option has the greatest potential for long-term growth and profitability, as well as low barriers to entry. Sensors, semiconductors and medical cutting tools, for example, present an emerging market for CVD-produced diamonds.

The current gem-quality, lab-grown polished diamond capacity is estimated at 2 million carats majority of which is melee (diamonds size less than 0.18 carats). By 2030, the market could grow to between 10 million and 17 million carats, if the segment can sustain its current growth rate of 15% to

20% annually supported by consumer demand and attractive economics. But we believe manufacturing capacity will be a major limiting factor in the short to medium term.

The demand for the Diamond Standard commodities, by individual and institutional investors (which only consume natural diamonds), may serve to further differentiate the demand for natural diamonds versus lab-grown diamonds. Otherwise, marketing and consumer perception will determine the effect of lab-grown diamonds on the natural diamond market. Three scenarios exist: Consumers could perceive lab-grown and natural diamonds as interchangeable, as two different products, or somewhere in between. Marketing could uphold the value of natural diamonds, especially if the prices of lab-grown diamonds continue to drop. It's probable that consumers will view lab-grown diamonds as fashion jewelry but not luxury goods, limiting the effect on natural diamond demand.

De Beers Groups' launch of a lab-grown fashion jewelry retailer called Lightbox Jewelry, and the US Federal Trade Commission ruling on diamond terminology were major news in 2018. Lightbox does not provide grading reports for its products, as it states that grading reports exist as a record of a diamond's rarity and, therefore, its value — with products that can be mass-produced to a particular recipe, Lightbox notes that grading reports could confuse consumers about the value of their lab-grown stones. Lightbox uses a linear pricing model, reflecting the linear cost of production, whereby all lab-grown stones cost $800 per carat, regardless of size. As the lab-grown industry continues to evolve and lab-grown diamond prices decline, players along the entire natural diamond value chain will need to determine how to respond and how to position their products with consumers.

In July 2018, the US Federal Trade Commission amended its Jewelry Guides, clarifying "a diamond is a diamond" regardless of its origin. However, modern gemological equipment is generally able to differentiate natural from lab-grown diamonds.

The effects on natural diamond demand and price will depend on consumers' perceptions and preferences. If the natural diamond industry can differentiate its stones from lab-grown diamonds (perhaps positioning lab-grown diamonds as fashion jewelry rather than luxury items), the effect on natural diamond demand by 2030 will be limited up to 5% to 10% in value terms. Given the pace of declining production costs and wholesale and retail prices, we expect lab-grown stones to become accessible to a wider consumer audience, potentially increasing demand for diamonds in general. In the short to medium term, growth of lab-grown diamonds will be limited by manufacturing capacity, access to technology and intellectual property, and availability of funding.

According to Bain in the 2019 diamond report, key industry trends are shaping the future of the diamond industry.

"Four trends have the highest potential to impact the industry in the near term: rapid growth of online sales channels, increased marketing spending to support the natural diamond industry, developments in lab-grown diamonds, and an increased focus on the environment and sustainability.

At just 5% to 10%, the share of online diamond jewelry sales lags behind other consumer products. However, e-commerce is accelerating, and major diamond jewelry retailers in the US and China increased their online sales to 13% and 11%, respectively. Greater pricing transparency and retail stock optimization caused by e-commerce will significantly affect demand and pricing for polished diamonds.

Mining companies increased their marketing efforts, both brand-focused and generic, and raised marketing budgets to historically high levels. In 2019, more than $200 million was invested in diamond industry marketing, including $70 million to $80 million of generic marketing channeled through the Diamond Producers Association. The industry is using marketing to combat complex challenges, such as rapidly changing customer preferences, increased competition from the Experiences and Electronics categories, and the rapidly growing lab-grown diamond market.

In 2018 and 2019, production of lab-grown diamonds increased 15% to 20%, with majority of the growth coming from China. As the lab-grown market evolves, several business models are emerging. Chinese companies primarily use high-pressure, high-temperature (HPHT) technologies to produce rough diamonds, competing on lowest production cost. In the US, companies are pursuing a vertically integrated business model by selling premium branded jewelry. If we assume that early growth in the lab-grown market happened because both wholesale and retail prices were decreasing differentially, allowing players to earn better margins than with natural stones, then wholesale prices have stabilized. We expect additional pressure on retail prices to accelerate lab-grown diamond jewelry sales.

Both consumers and investors are demanding more transparent and environmentally responsible practices. Multiple industry initiatives are focused on pipeline transparency and traceability, which could increase the confidence of both lenders and consumers. Midstream operations may become more transparent and more efficiently managed as a result."

Conclusion: Supply and Demand, according to Bain

"Global rough diamond supply is projected to decrease 8% to 15% by 2021 compared with 2019. The dip will be followed by stable production through 2030. If mining companies are confident in long-term price growth, they will invest in new projects to maintain production levels around 140 million carats. If confidence is lacking, supply may decrease annually by 1% to 2%, settling at around 110 million carats. If fundamental factors such as GDP and middle-class growth are strong, and if marketing efforts create sufficient emotional appeal for diamond jewelry, then demand is expected to grow at an average annual rate of up to 3%. Our outlook incorporates potential shifts in consumer preferences and reflects fundamental supply and demand factors rather than short-term fluctuations.

The global economy is projected to grow at an annual rate of 3% through 2030. The US, China and India will continue to lead growth in diamond jewelry consumption. Following a relatively brief recession in the next one to two years, we expect the US to grow around 2% annually in the long term. The middle class will expand in China and India by 4% and 9%, respectively, and personal income will increase for Millennials and Generation Z. In combination, these factors provide a strong foundation for growth. Growth rates may be slower over the next few years if a global economic slowdown occurs, but long-term diamond jewelry consumption should be unaffected.

Based on lessons learned from natural and synthetic sapphires, we expect lab-grown diamond substitution to stay within 5% to 15% in value terms through 2030. Lab-grown and natural sapphires have remained separate markets for more than 20 years, and synthetic sapphires account for 15% of the total gem-quality market in volume. Lab-grown diamond prices have been falling, which may lead to a sustainable business in costume jewelry. As mines deplete, lab-grown diamonds could offset a portion of the reduction in supply of natural diamonds.

This forecast does not consider several factors that could disrupt the supply–demand balance in the short term and slow the overall global trajectory. Consumer confidence and demand for diamond jewelry could be negatively affected if the US recession is longer than expected or if the slowdown and uncertainty in China caused by trade tension continue. Ongoing currency fluctuations and short-term policy changes in India could disrupt that country's potential, as they have in the past. The biggest potential disruption is consumer preference. Continued and concerted marketing efforts are imperative to sustain long-term demand."

The Bain Global Diamond Industry 2019 report is available at

DIAMOND STANDARD BARS AND COINS

Diamonds are one of the world's most valuable natural resources and hard asset, and yet unlike gold, silver, or platinum, they have never been available as a liquid commodity suitable for most investors. This is due to several challenges inherent to diamonds:

• Every diamond is different. Unlike gold, the weight of a diamond does not determine the scarcity and value of the natural resource — diamonds have various weight, clarity, color and other factors. As a diamond becomes larger, more colorless or more flawless, that diamond's beauty, demand, scarcity, and ultimately market value, increases exponentially;

• The process of valuing diamonds is complicated and highly subjective. The value of a diamond depends on its carat weight, clarity, color, fluorescence, and all the factors resulting from the cutting and polishing of that diamond, such as shape, symmetry, proportions, and polish. These factors can be qualitatively and comparatively graded by a gemological laboratory; however, the lab does not estimate the value. The determination of each diamond's value is subjective, meaning that they largely depend on the opinions of individuals. Even when one diamond trades as a result of an opinion being confirmed by a transaction, the transaction price for one diamond does not ensure the same value for a similar diamond;

• The prices of transacted diamonds are opaque. The results of transactions between market participants have been secret, or only reported through self-serving wholesale surveys and indexes. Until now, there have been no market maker or centralized limit order book exchanges for diamonds, which would force a regular price discovery process for large numbers of diamonds;

• Historically diamond supply was controlled by a single cartel, De Beers, which enforced a distribution model that preserved price secrecy and maximized the profit for itself and its members;

• Diamond trade has been largely unregulated. Because diamonds have been traded privately, and there are no centralized markets or investment products, the supply chain has not been subject to the oversight common to market-traded commodities;

• When diamonds trade, the transaction costs have been immense. When diamonds are sold through wholesale and retail channels, the total markups can total 50% or more. When consumers sell a diamond they purchased at retail, they can only expect to sell it at a discount from wholesale. Even when investment diamonds are sold between investors, it is often through auction houses, which routinely collect 15-25% auction fees. This transaction friction reduces the liquidity and return of diamonds, especially compared to precious metals.

In summary, until now, diamonds have lacked a fungible, standardized commodity that would make them useful to most investors. A regulated, standardized commodity should enable investors to benefit from transparent price discovery, liquidity, and low transaction friction, and make diamonds a useful investment asset and store of wealth.

The regulator approved diamond commodity

Diamond Standard Bars and Coins are a new and regulated diamond commodity produced by the Diamond Standard companies. They are engineered to be fair and fungible, to force the price discovery for loose diamonds, and to trade with liquidity and transparency, at a market-determined price.

Every Diamond Standard is produced from a statistically valid sample of natural diamonds, that together aggregate to a public standard of gemological scarcity. All diamonds used in Diamond Standard Bars and Coins are GIA graded, and all diamonds are acquired through transparent bidding on a member-governed exchange, under regulatory supervision, and audited by Deloitte.



Like gold, Diamond Standard Bars and Coins are priced by the market, and trade on exchanges. The Bars are designed to represent ten (10) times the gemological scarcity as the Coins, and to generally be valued by the market ten times the price. The ratio is supported by futures and options contracts, and in the design of the Creation Basket for creating Shares for the Trust but could be altered by market forces.

Diamond Standard Bars and Coins feature advanced technology—in addition to the diamonds, inside each bar or coin is a wireless encryption chip. This chip enables remote audit and instant authentication, and most importantly it stores a blockchain token.

The blockchain stores a permanent and public repository of all data relevant to every commodity, so anyone can audit the creation process. Diamond Standard Ltd. has a license pending approval under the Digital Asset Business Act 2018 (as amended) ("DABA") and will be regulated by the Bermuda Monetary Authority. The Diamond Standard Bar and Coin contents are public:

- *Independent Grading.* Direct access to the GIA Grading Reports for each natural diamond,

- *Gemological Scarcity.* Each Coin or Bar contains a group of diamonds that on aggregate meet or exceed the public scarcity minimum (carat weight, clarity, color and other gemological factors), and

- *Valid Sampling and Transparent Bidding.* The diamonds were purchased as part of a statistically valid sample of all diamonds, through transparent, market clearing bids on a member-governed exchange.

Making a Fair and Fungible Diamond Commodity

Diamond prices are non-linear, because the gemological scarcity of various quality characteristics is non-linear. A ½ carat D flawless diamond is not twice the scarcity or value of a ¼ carat D flawless diamond. As they become larger, more flawless, or more colorless, diamonds become exponentially scarcer, and more valuable. Up to now, establishing a diamond's in value, as the various qualities change, has been an opaque, individual and subjective process, with only price estimates and opinions as a guide.



SCARCITY (VALUE)
CARATS
COLOR
CLARITY
QUALITY



SCARCITY (VALUE)
CARATS
COLOR
CLARITY
16 million bids, raised as necessary to purchase statistically valid samples of all diamond in the range. Fit to multiple non-linear factors.
PERMANENT GEOLOGICAL MEDIAN ±2%
QUALITY

To create a fair diamond commodity, we begin with transparent price-discovery. The design of the Diamond Standard makes this possible, because they consume a continuous range of all possible qualities of round diamonds between 0.23 carats to 2.10 carats. Every carat weight, color, clarity, fluorescence, in every possible combination. A total of 16 million permutations, covering around 94% of all gem quality diamonds. The commodities consume this range of diamonds in a consistent, but flexible amount, that can be easily audited.

To fulfill commodity demand, Diamond Standard Ltd. purchases large, statistically valid samples of all-round diamonds in the range, on a consistent basis. The gemological data of every sample are made public, recorded permanently on a blockchain, including the GIA grading information for each diamond.

Diamond Standard Ltd. is a unique buyer in the diamond market. It alone purchases diamonds based strictly on their grading report, without inspection, and without the option to return the diamonds to the seller. Diamond Standard pays for all diamonds it purchases upon delivery to an independent gem lab, which verifies the grading report. Diamond Standard Ltd. never touches a diamond, nor the final commodity.

The Diamond Standard Exchange Ltd. provides global settlement, meaning that whether the purchased diamond is from India, Belgium or Israel, Diamond Standard pays for the delivery to where it needs it for a commodity. This global settlement needed by Diamond Standard Ltd., enables Diamond Standard Exchange Ltd. to increase efficiency for the entire diamond industry.

Once the statistically valid sample of diamonds is purchased and delivered to the independent gem lab, the diamonds are fairly distributed into equal-scarcity groups by an optimizer system. Subject to a variety of constrains to enforce homogeneity, the solver sorts diamonds into sets that are each within 4% of the permanent gemological median. Some constraints include:

- Number of diamonds
- Minimum carat weight
- Factor weighted total color
- Factor weighted total clarity

The characteristics and grading reports for every set of diamonds in every commodity, and the details of statistically valid samples from which they were distributed, are public and recorded on a blockchain. This provenance provides a mathematical proof that each individual commodity is fair, because it was sourced via transparent bidding on a regulated exchange, resulting in a statistically valid sample.


SCARCITY
(VALUE)
Optimizer distributes valid sample of diamonds into near-equal sets, all approaching the permanent median.
CARATS
COLOR
CLARITY
0.45 CARAT, E, VVS1
0.75 CARAT, H, VS1
0.65 CARAT, G, VS2
0.35 CARAT, F, FL
0.55 CARAT, H, VS1
0.45 CARAT, J, SI2
0.25 CARAT, K, SI2
PERMANENT
GEOLOGICAL
MEDIAN ±4%
0.70 CARAT, F, SI2
0.75 CARAT, I, SI1
0.30 CARAT, G, VS1
QUALITY

Anyone can verify the fairness and fungibility of any sample or individual commodity.

In commodity market terms, the diamonds inside each Diamond Standard coin or bar are the "Cheapest to Deliver." Diamond Standard Ltd. bids strictly on the certified gemological features of a diamond, and not on its appearance, within the constraints of the grading standards, which for example require a "Very Good" cut. Presumably, the seller accepting the Diamond Standard Ltd. bid is offering the worst, or cheapest diamond matching those characteristics. A selective buyer might purchase ten gemologically identical D Flawless diamonds, and then return seven or eight of them. Diamond Standard Ltd. never rejects a diamond it purchases through exchange bidding, and must purchase every quality, including D Flawless—assumedly the worst D Flawless diamond. Diamond Standard Ltd.'s transparent bidding

discovers the floor—the market price of the worst example of every gemological grade. But in our example, that diamond is nonetheless a GIA graded D Flawless diamond.

This consistency of the Diamond Standard Ltd. process, based on transparent price discovery with no human subjectivity, ensures that each commodity contains the same gemological scarcity, even if produced decades apart.

The First Diamond Market Maker

When Diamond Standard Ltd. produces the diamond commodity, it must purchase a statistically valid sample of diamonds, through a transparent bidding process on the member governed Diamond Standard Exchange Ltd. This unique requirement positions Diamond Standard Ltd. as the world's first loose diamond market maker. Although it is strictly a buyer, and not a seller of loose diamonds, Diamond Standard Ltd. is instigating price discovery, and consolidating liquidity.

Diamond Standard Ltd. offers an actionable bid on every possible variety of natural diamond between 0.23 to 2.10 carats and raises those bids until a valid sample is purchased.

This bidding is managed by an automated market making system. The system constantly makes, adjusts and withdraws bids for 16 million varieties of diamonds, by carat weight, color, and clarity, throughout the day. The bids are limit orders, preventing the purchase of an excessive number of similar diamonds.

		Carat, Color, Clarity, Fluorescence, Cut, Symmetry, Polish…
1.	Accepted Bid:	**0.31, G, VS1, None, VG, VG, VG**
2.	Withdrawn Bids:	**0.30**, G, VS1, None, VG, VG, VG
		0.32, G, VS1, None, VG, VG, VG
		0.30, **H**, VS1, None, VG, VG, VG
		0.31, **H**, VS1, None, VG, VG, VG
		0.32, **H**, VS1, None, VG, VG, VG
		0.31, **F**, VS1, None, VG, VG, VG
		…many more

The automated market making system starts the day with low-bid limit orders for every diamond type. As bids are accepted, the system cancels the bids for similar diamonds heuristically, and runs regressions to test the fit of the purchased sample to the required distributions of color, carat weight, clarity and other factors. The optimizer will identify the gaps in the distribution, instructing the market making system to raise the bids for all missing ranges.

This process continues iteratively until Diamond Standard Ltd. acquires all diamonds needed to form a statistically valid sample and fulfill current commodity orders. As long as there is commodity demand, this bidding process ensures daily price discovery for the Cheapest to Deliver example of a large, statistically valid sample of every permutation of diamond types. All gemological data regarding every sample is made public, and permanently accessible on a blockchain—preventing any modification.

Short term, localized market factors, such as Chinese demand for lucky 1.8 carat and 0.8 carat diamonds will not impact the commodity production, since the optimizer has a degree of freedom to consume 0.79 carat and 1.79 carat diamonds. However, broader supply factors, such as the discovery of a new mine producing all G color diamonds, will be reflected in the overall market value of the commodity, since an entire color range cannot be avoided.

The First Centralized Limit Order Book for Diamonds

Diamond Standard Ltd. makes a bid for every permutation of gemological quality round diamonds between 0.23 to 2.10 carats, therefore the premium or discount offered for every change in quality is known. For the first time, this makes a centralized limit order book for diamonds possible.

If like other commodities, 16 million permutations resulted in 16 million order books, each book would have a depth near zero—even if there are one million diamonds offered on the exchange. In this exchange, the depth of the book is fixed to show hundreds of similar diamonds, price adjusted by the dynamic premium or discount for various small changes in the quality factors. A deep limit order book is formed around any diamond being offered. Prices are quoted as percent premium or discount from each diamond's relative market maker BID. See the order book example below. The Ask increases as a percent

Type	Carats	Color	Clarity	Flour	Cut	Sym	Polish
RB	0.31	G	VS1	None	VG	VG	VG

	DSC BID	375.50
	DSC LAST	375.25

Pct	1.1%	5.8%	1.5%	2.7%	3.1%	3.4%	2.9%
Better	0.32	F	VVS2	-	X	X	X
BID	**0.31**	**G**	**VS1**	**None**	**VG**	**VG**	**VG**
Worse	0.30	H	VS2	Faint	G	G	G
Pct	-2.0%	-7.1%	-1.2%	-2.3%	-3.4%	-3.1%	-2.9%
Display:	Carats	Color	Clarity	Flour	Cut	Sym	Polish
	x	+	-	x	+	+	+

Traders choose which factors to allow to deviate, for display in the order book (direction can be both (x), plus or minus)

7%	419
6%	275
5%	139
Asks → 4%	40
3%	17
2%	5
1%	3

17 diamonds are offered on the exchange with one of any of the selected factors better or worse than the current diamond, with an ask, adjusted by the premium or discount for the deviated factor, within 3% above the DSC bid.

DSC BID $375.50

2	-1%
6	-2%
15	-3%
Bids → 22	-4%
82	-5%
155	-6%
312	-7%

premium on the market maker Bid. Each diamond has already been adjusted by the current factor premium/discount.

Pricing the Commodity, Establishing the Gemological Median

Diamond Standard Ltd. does not set the market price for the diamond commodity, the Coin and Bar. Those values are determined by market participants, in secondary trading. This is the same as with gold — the producers of gold bars do not set the market price. As primary dealer, Diamond Standard sells commodities at a fix price determined by the market through trading between brokers or owners. Diamond Standard acquires loose diamonds for new commodity production at the individual market-clearing prices determined by today's loose diamond market. Diamond Standard Ltd. never sets either price, each market sets its prices naturally.

Diamond Standard Ltd. adds value, providing loose diamond market-making, sourcing and assembling diamonds for the commodity, manufacturing and delivering the commodities, and building and maintaining the technology for audit, authentication and transactions. As a result, commodity users benefit from fungibility, market valuation, liquidity and low transaction friction. Diamond Standard earns a spread, if any, between the commodity fix price, and the loose diamond cost. That spread is determined by the markets, not by Diamond Standard.

The only time Diamond Standard Ltd. sets a price for the commodity is at the initial offering. At the offering, the diamond content inside the commodity is determined by a reverse auction—the first purchase of a statistically valid sample of diamonds.

The initial offering of the Diamond Standard Coin was priced at $5,000 per coin, selling 5,000 coins for a total of $25 million. This $25 million was used to purchase the first statistical sample of diamonds between 0.23 to 0.75 carats. The yield of the purchase established the permanent median that must be achieved for every future purchase of statistically valid samples of diamonds.

The Diamond Standard Exchange

To enable Diamond Standard Ltd. to purchase statistically valid samples of all-natural diamonds, using an automated market-making process, it created an electronic loose diamond exchange. To ensure long-term supply, Diamond Standard Exchange Ltd. is member governed. The members are many of the largest diamond sellers and buyers, worldwide. The exchange is an exempt company incorporated in Bermuda and intends to be regulated by the Bermuda Monetary Authority.

With Diamond Standard Ltd. as a market maker, the exchange uses a new type of dynamic centralized limit order book. Every diamond has a depth-of-book composed of the closest peer diamonds, with all prices quoted in percentage premium and discount terms. In this way, a centralized limit order book with 16 million varieties is possible. Only members have access to the exchange to view prices or trade, and many members are expected to compete to purchase diamonds from consumers. All-natural diamonds listed on the exchange must be registered on the Diamond Standard Registry blockchain, to ensure permanent public access.


$40 Billion annual production
$50 Billion supply chain inventory
$1.5 Trillion investor & consumer holdings
SUPPLY: via 50 Exchange Members
Sight holders
Diamond Manufacturers
Diamond Dealers
Diamond Brokers
3.5% commission. Profits distributed to members & owners.
Member Inventory
GIA Delivery
DIAMOND STANDARD EXCHANGE
Limit order book
Price discovery
Liquidity
Transparency
Arbitration
Settlement
Ethical Stds.
Market Maker: DIAMOND STANDARD
Eliminates 60% of sales costs: brokers, shipping, inventory, insurance, sales staff
Member Settlement
GIA Grading
$40 Billion jewelry demand
$1-5 Billion investor demand
$1-10 Billion commodity demand
DEMAND: Jewelry + Investment Commodity
Jewelry Manufacturers
Diamond Dealers
Diamond Brokers
Diamond Standard

In addition to the centralized limit order book, the Diamond Standard Exchange provides services intended to substantially increase the efficiency of the diamond supply chain

1. Global custody
2. Global physical settlement
3. Arbitration and membership standards
4. Corporate responsibility standards

All exchange members must adhere to capitalization, settlement and ethical standards, and post capital to maintain good standing. If there are any disputes between members, the exchange provides mediation and arbitration.

The reduction of each member's shipping expenses, insurance, vault facilities, and staff, and the reduction of risk, are expected to reduce the cost of sales in the diamond industry significantly.

The price transparency, product discovery, and efficient global settlement are expected to reduce the number of intermediaries significantly. Today, Bain estimates that each diamond goes through 6.5 owners, from mine to consumer, which the exchange can reduce to three.

Technology Overview

Diamond Standard Coins holds the set of diamonds obtained from the transparent bidding process to acquire a statistically valid sample of all diamonds. The coins are a physical and digital commodity, providing deliverability, fungibility, security, and authentication, with a blockchain interface.

High security:

- Tamper-evident, transparent diamond puck, with authentication taggants
- Embedded wireless 1,024-bit encryption chip for authentication and transactions
- Optical fingerprint formed in liquid resin, for tamper-proof authentication
- Authentication application on a standard Android smartphone with NFC
- Smart cabinet for custodians, with wireless auditing, network interface, and blockchain transaction processor
- FIPS 140-2 hardware security module (HSM) for encryption key management
- Token enrollment application, burning the encryption circuit, registering optical fingerprints, and publishing Tokens. The blockchain address for each diamond is embedded in the Token
- Eco-friendly acid can dissolve a Coin, and recover the certified diamonds

Token Based Trading, Proof of Asset

- Each commodity stores an inseparable BCC or BCB blockchain Token.
- For every transaction, the network audits the physical coin, when held by a custodians. A physical hold is placed until transactions clear. An Open API enables lien functions.

Fungible sets of diamonds are sealed in resin with a wireless encryption chip.


Transparent resin
Fingerprint: luminescent taggants
8mm
33mm
Fungible sets of certified diamonds
Wireless encryption chip with blockchain interface


5.25mm
3.77mm
4.05mm

Diamond Standard Coin's unique optical fingerprint. Optical authentication feature detects tampering, and the flaws of each diamond is also unique.



Authentication via smartphone or smart cabinet. Blockchain stores certification and transaction data, and physical assets are remotely audited during every digital transaction.

Diamond Standard Token (BCC and BCB)

• Ownership of a Diamond Standard Coin or Bar

• Portable between blockchain platforms

• Used to asset back any digital currency or contract

A Bitcarbon Coin (BCC) or Bitcarbon Bar (BCB) Token is created when a Diamond Standard is manufactured—the embedded chip is registered in the authentication system, and the information is stored on the Bitcarbon Commodity blockchain.

Together, the BCC or BCB Token and the Diamond Standard form a unique asset that is simultaneously digital and physical. The only BCC and BCB tokens are those inside a physical commodities. A permanent 1:1 ratio. No tokens exist without a delivered commodity.

The owner of the Token can take delivery of the commodity and use it as a portable asset. At this point it is offline; no digital transactions backed by its value can take place.

The commodity is fungible and has a daily public market price. It can be instantly authenticated with a consumer smartphone and freely traded anywhere in the world. BCC/BCB Tokens will be issued by Bitcarbon Technologies Ltd. a Bermuda exempted company which has applied for a digital assets business license from, and to be regulated by, the Bermuda Monetary Authority.

Custodians store Diamond Standard in an online smart cabinet with a wireless sensor. The embedded encryption chips inside the commodity are remotely challenged and validate all transactions. The transaction blockchain (not the Master) records all transfers.

Since the Diamond Standard are physically held by a custodian, theft by remote hacking is impossible. The physical asset is secure until transactions are successfully cleared.

A key feature of the Bitcarbon BCC/BCB Token is a lien function, which can be integrated into any smart contract supported by the platform hosting the Token. The lien will enable borrowing and lending, and a variety of conditional transactions.

• Total Tokens: Unlimited (constrained by natural diamond supply)

• Asset-backing: 1 indivisible BCC/BCB per Diamond Standard Coin, which contains a fungible commodity set of exchange traded, natural, certified diamonds.

• Exchange: ERC-20 Token compatible with any exchange, tradable in any currency

• Settlement: Delivered (and taxed as required) in 9 local jurisdictions worldwide

• Initial value: The market sets the price, just like the gold market

                         Two denominations: day one $5,000 & $50,000, then market determined

• Utility: The zero trust, digital + physical asset,

• Platforms: Tokens by default delivered as ERC-20. EOS, Ethereum, Hashgraph tokens available at launch, other public and private blockchains soon.

Token Characteristics

Unlike any other crypto asset, each BCC/BCB is fungible and indivisible, backed by a physical commodity that is directly authenticated and audited during every transaction.

The Diamond Standard ecosystem is Zero Trust because every fact can be directly verified by anyone. Counterparties do not need to trust that the asset exists, that it is real and has value, that the owner has it, or that it is deliverable. Every fact is always verified, with Proof of Asset.

Liens and Lending

Whenever the Diamond Standard is held by a registered custodian in an online smart cabinet, the owner may utilize the BCC/BCB Token for a wide variety of digital applications. The Bitcarbon Commodity blockchain records issuance to a transaction blockchain, and owners have the option to embed an identity hash. Diamond Standard purchasers may choose from multiple currency and smart contract platforms, including Ethereum, EOS, Hashgraph and Ripple. More coming soon.

The BCC/BCB Token has a lien feature, enabling the owner to pledge the token and its underlying asset to asset-back a crypto transaction. The lien feature enables parties to use a BCC/BCB Token as security for any trade, loan, sale, or other smart contract on that platform.

Theft Resistance and Asset Recovery

Scenario 1: A hacker steals the BCC or BCB Token key.

Scenario 2: A burglar steals the Diamond Standard Coin.

Scenario 3: Next of kin does not have the token code.

1.   If an owner possesses their Diamond Standard Coin, or if it is held by a custodian, a hacker can only steal the token key. The physical asset remains safe, but you must take action.

If the key is stolen while the Diamond Standard Coin is held by a custodian (BCC/BCB Tokens are frozen otherwise), the owner can stop the custodian from releasing the asset. Custodians can only physically release a Diamond Standard Coin 72 hours after a change in ownership (there is a good chance that only the owner knows the exact custodian's location). Diamond Standard Coins are physical property, subject to the jurisdiction of the courts where the custodian is located. Instruct the custodian to remove the Diamond Standard Coin from the smart cabinet (freezing all transactions) and hold it for court adjudication. A hacker is unlikely to appear in court. Owners who falsify a restraining order can be found in contempt of court.

If the owner possesses their Diamond Standard Coin but lost the key to the BCC/BCB Token, they may return it to Diamond Standard in order to obtain a new BCC/BCB Token. Ownership is recorded on the blockchain. For a fee, Diamond Standard verifies the Diamond Standard physical commodity and verifies the owner's identity. The Diamond Standard must destroy the Diamond Standard Coin and encryption chip and recover the diamonds, which are then placed in a new Diamond Standard Coin with a new BCC/

BCB Token. If the coin, or individual diamonds, are on the HotList, Diamond Standard will hold them for arbitration.

2.   If someone steals a Diamond Standard Coin, they have the physical asset but not the digital key. As with any valuable physical commodity, if it is stolen it is lost. But the owner can prevent all digital transactions and there is a chance to recover the diamonds. The HotList is a blockchain for Diamond Standard Coin owners to list their Diamond Standard Coin as stolen, along with the certified diamonds inside. Custodians will not accept a stolen Diamond Standard Coin (nor any Diamond Standard Coin without the digital token). In real-world transactions, the Diamond Standard Coin must be authenticated by the Diamond Standard mobile app during a physical sale, which is the only face-to-face transaction type. The Diamond Standard Coin must be physically present to enable the app to authenticate it and permit the wallet to transfer the token to a new owner's address.

3.   A Diamond Standard Coin is physical property, subject to probate law in the jurisdiction where they are located. Upon settlement, the inheritor or custodian can return the Coin to Diamond Standard for destruction and Diamond Standard will reissue a new Coin and BCC/BCB token to the court-approved inheritor, containing the same diamonds.

Asset authentication and Transactions

When a Diamond Standard Bar or Coin is deposited with a custodian, the custodian stores it in a Diamond Standard Smart Cabinet. This cabinet has wireless transceivers, and can communicate with each bar or coin, auditing and authenticating the encryption chips, and transacting the blockchain tokens.

When held by a custodian, Diamond Standard Bars and Coins can be bought or sold merely by transacting the blockchain token. The token is the title, and ownership is recorded on the blockchain. The physical Bar or Coin can remain in the custodian's possession, in the name of a new owner, or they can be delivered to the new owner.

The blockchain tokens are inseparable from their Diamond Standard Bar and Coin, and there are no tokens outside of the delivered commodities. Although a Physical Custodian stores the commodity, the owner (or the Digital Custodian) controls the token key. The Physical Custodian has no ability to transact the token (or the commodity) and no ability to falsify the audit. A Digital Custodian can transact the token, but without confirmation, the Physical Custodian will not release the asset. Diamond Standard Bars and Coins are the asset, and if the blockchain tokens are stolen, the asset can be saved.

The blockchain token are initially delivered as Ethereum ERC-20 tokens, and no transactions can take place without the audit and signature of the chip itself (inside the bar or coin). This is called "proof-of-asset."

The design of the Diamond Standard Bar and Coin, the integrated audit and authentication technology, the blockchain token and blockchain, and the Smart Cabinet, are intended to eliminate all need for trust — and the fairness and fungibility of the diamond content can be verified by anyone.

BUSINESS OF THE TRUST

The Trust holds only Diamond Standard Bars and Coins, or minimal cash remaining from sales to fund fee payments. The activities of the Trust will be limited to (1) issuing Share Baskets in exchange for Diamond Standard Bars and Coins deposited with the Physical Custodian as consideration, (2) delivering or selling Diamond Standard Bars and Coins as necessary to cover the Sponsor's Fee and Trust expenses advanced by the Sponsor and selling Diamond Standard Bars and Coins as necessary to pay Trust expenses not assumed or advanced by the Sponsor and other liabilities and (3) delivering Diamond Standard Bars and Coins in exchange for Share Baskets surrendered for redemption or at termination. The Trust will not be actively managed. It will not engage in any activities designed to obtain a profit from, or to ameliorate losses caused by, changes in the price of Diamond Standard Bars and Coins.

Trust Objective

The investment objective of the Trust is for the Shares to reflect the performance of the market price of Diamond Standard Bars and Coins, less the Trust's expenses. The Shares are intended to constitute a simple, transparent and cost-effective means of making an investment similar to an outright investment in diamonds. A direct investment in diamonds requires expensive and sometimes complicated arrangements in connection with the certification, transportation, storage or custody and insurance of the Diamond Standard Bars and Coins. Although the Shares will not offer the exact equivalent of an investor directly possessing Diamond Standard Bars and Coins, they provide investors with an alternative that allows a similar level of participation in the diamond commodity markets, through the securities market. The logistics of storing Diamond Standard Bars and Coins are handled by the Physical Custodian and the related expenses are built into the price of the Shares. Therefore, the investor does not have any additional tasks or costs over and above those associated with dealing in any other publicly traded security.

Advantages of investing in the Shares include:

- *Easily Accessible and Relatively Cost Efficient*. Investors can access the physical diamond markets through a traditional brokerage account. The Sponsor believes that investors will be able to more effectively implement strategic and tactical asset allocation strategies that use Diamond Standard Bars and Coins by using the Shares instead of using the traditional means of purchasing, trading, holding and storing Diamond Standard Bars and Coins and, for many investors, transaction costs related to the Shares will be lower than those associated with the purchase, storage and insurance of diamonds.

- *Exchange Traded and Transparent*. The Shares may be bought and sold on NYSE ARCA like any other exchange-listed securities, and the Shares regularly trade until 4:00 p.m. New York time. This provides investors with an efficient means to implement various investment strategies and allows investors to be long or short in their exposure to Diamond Standard Bars and Coins, which cannot be achieved when holding diamonds. Furthermore, the value of the Trust's holdings will be reported on the Trust's website daily.

- *Expenses*. The Sponsor's Fee associated with the Trust and the Sponsor's assumption of most regular expenses of the Trust are competitive factors that may influence an investor's decision to purchase Shares.

Although the Sponsor believes that an investment in the Trust provides certain advantages, as set forth above, relative to an investor's direct investment in Diamond Standard Bars and Coins, investing through the Trust does impose an added layer of fees, expenses, and risks that would not necessarily apply in the case of a direct investment in diamonds.

Secondary Market Trading

While the Trust's investment objective is for the Shares to reflect the performance of the market price of Diamond Standard Bars and Coins as measured by the Fix Price of Diamond Standard Bars and Coins, less the expenses of the Trust, the Shares may trade in the secondary market on NYSE ARCA at prices that are lower or higher relative to their NAV per Share. The amount of the discount or premium in the trading price relative to the NAV per Share may be influenced by non-concurrent trading hours between NYSE ARCA. While the Shares will trade on NYSE ARCA until 4:00 p.m. New York time, liquidity in the global commodity markets will be reduced after the close of various overseas commodity markets. As a result, during this time, trading spreads, and the resulting premium or discount, on the Shares may widen.

Trust Expenses

The Trust's ordinary recurring expenses are expected to be the Sponsor's Fee and remuneration due to the Grading Company. In exchange for the Sponsor's Fee, the Sponsor has agreed to assume the following administrative and marketing expenses incurred by the Trust: the Trustee's monthly fee and out-of-pocket expenses, the Physical Custodian's fee and reimbursement of the Physical Custodian's expenses under the Trust Custody Account Agreement, marketing support fees and expenses, Exchange listing fees, SEC and FINRA registration fees, printing and mailing costs, maintenance expenses for the Trust's website, audit fees, other related costs and up to $150,000 per annum in legal expenses. The Sponsor has agreed to advance payment on Trust expenses not assumed by the Sponsor, which advances shall be repaid to the Sponsor either by delivery of Diamond Standard Bars and Coins or cash together with the transfer of Diamond Standard Bars and Coins or cash in satisfaction of the Sponsor's Fee. Examples of Trust expenses not assumed by the Sponsor include costs relating to litigation and other extraordinary expenses.

The Sponsor's Fee will accrue daily at an annualized rate equal to [   ]% of the daily ANAV of the Trust and will be payable monthly in arrears in Diamond Standard Bars and Coins and/or in cash; provided, however, that the Trust shall not deliver or sell Diamond Standard Bars and Coins for such purpose unless and until the amount to be sold or transferred in satisfaction of the Sponsor's Fee and any Trust expenses advanced by the Sponsor exceeds the value of a Diamond Standard Bar. The Sponsor shall not earn interest on any Sponsor's Fee or advanced Trust expenses prior to payment of such liabilities.

The Sponsor, from time to time, may temporarily waive all or a portion of the Sponsor's Fee at its discretion for a stated period of time. Presently, the Sponsor does not intend to waive any of its fee.

The Sponsor's Fee, together with any Trust expenses advanced by the Sponsor, shall be paid by delivery of Diamond Standard Bars and Coins to the Sponsor's Custody Account and/or cash to the Sponsor on a monthly basis, usually on the first business day of the month in respect of fees payable for the prior month. However, if the amount of the Sponsor's Fee and Trust expenses advanced by the Sponsor does not exceed the value of a Diamond Standard Bar, the Sponsor's Fee shall be paid on the next business day on which the amount payable to the Sponsor for such purposes exceeds the value of a Diamond Standard Coin. The daily accrual of the Sponsor's Fee shall, for each prior month, be calculated at the current Fix Price for Diamond Standard Bars and Coins. Unpaid Sponsor's Fees and Trust expenses advanced by the Sponsor shall not accrue interest.

The Trustee will, when directed by the Sponsor, and, in the absence of such direction, may, in its discretion, sell Diamond Standard Bars and Coins in such quantity and at such times as may be necessary to permit payment in cash of Trust expenses not assumed or advanced by the Sponsor; provided, however, that any such sale may only be of one or more whole Diamond Standard Bars and Coins. Where such sale is not possible in a whole Diamond Standard Coin, the Sponsor shall advance payment of Trust expenses it has not otherwise assumed. The Trustee will endeavor to sell Diamond Standard Bars and Coins at such times and in the fewest number required to permit such payments as they become due, it being the intention to avoid or minimize the Trust's holdings of assets other than Diamond Standard Bars and Coins (*i.e.*, cash). Accordingly, the number of Diamond Standard Bars and Coins to be sold may vary from time to time depending on the level of the Trust's expenses and the Fix Price. The Physical Custodian may purchase from the Trust, at the request of the Trustee, Diamond Standard Bars and Coins needed to cover Trust expenses not assumed or advanced by the Sponsor at the price used by the Trustee to determine the value of the Diamond Standard Bars and Coins held by the Trust on the date of the sale.

Cash held by the Trustee pending payment of the Trust's expenses will not bear any interest. Each delivery or sale of Diamond Standard Bars and Coins by the Trust to pay the Sponsor's Fee or other Trust expenses will be a taxable event to Shareholders. See "United States Federal Income Tax Consequences—Taxation of US Shareholders."

Impact of Trust Expenses on the Trust's NAV

The Trust will sell Diamond Standard Bars and Coins in such quantity as may be necessary to raise the funds needed to pay the Sponsor's Fee and any amounts advanced by the Sponsor to pay Trust expenses and for the payment of all Trust expenses not assumed or advanced by the Sponsor. Should the Sponsor elect to receive payment in kind for its fees and any expenses incurred, the Trust will deliver Diamond Standard Bars and Coins in such quantity as may be necessary to the Sponsor's Custody Account. Such sales or deliveries may only be of one or more whole Diamond Standard Bars and Coins.

The purchase price received as consideration for such sales will be the Trust's sole source of funds to cover its liabilities. The Trust will not engage in any activity designed to derive a profit from changes in the Fix Price for Diamond Standard Bars and Coins. Diamond Standard Bars and Coins not needed to redeem Share Baskets, or to cover the Sponsor's Fee, any amounts advanced by the Sponsor to pay Trust expenses or Trust expenses not assumed or advanced by the Sponsor, will be held in physical form by the Physical Custodian. As a result of the recurring sales or deliveries of Diamond Standard Bars and Coins necessary to pay the Sponsor's Fee and any amounts advanced by the Sponsor to pay Trust expenses and to pay the Trust expenses not assumed or advanced by the Sponsor, the NAV of the Trust and, correspondingly, the fractional amount of diamonds represented by each Share will decrease over the life of the Trust. New deposits of Diamond Standard Bars and Coins, received in exchange for additional new Share Baskets issued by the Trust, will not reverse this trend.

Hypothetical Expense Example

The following table, prepared by the Sponsor, illustrates the anticipated impact of the deliveries and sales of Diamond Standard Bars and Coins discussed above on the fractional number of Diamond Standard Bars and Coins represented by each outstanding Share for three years. It assumes that the only dispositions of Diamond Standard Bars and Coins will be those deliveries needed to pay the Sponsor's Fee and that the price of Diamond Standard Bars and Coins and the number of Shares remain constant during the three-year period covered. The table does not show the impact of any extraordinary expenses the Trust may incur. Any such extraordinary expenses, if and when incurred, will accelerate the decrease in the fractional number of Diamond Standard Bars and Coins represented by each Share. In addition, the table does not show the effect of any waivers of the Sponsor's Fee that may be in effect from time to time. Although, for the purposes of illustration, the example assumes the ability of the Trust to sell or deliver to the Sponsor fractional amounts of Diamond Standard Bars and Coins in fulfillment of the Sponsor's Fee and expenses advanced by the Sponsor, in reality, the Trust will not sell or deliver Diamond Standard Bars and Coins to the Sponsor except in whole units.

	Year 1	Year 2	Year 3
Hypothetical Fix Price per Diamond Standard Bar and Coin	$	$	$
Sponsor's Fee	%	%	%
Shares of Trust, beginning			
Number of Diamond Standard Bars and Coins in Trust, beginning			
Beginning ANAV of the Trust	$	$	$
Number of Diamond Standard Bars and Coins to be delivered to cover the Sponsor's Fee			
Number of Diamond Standard Bars and Coins in Trust, ending			
Ending ANAV of the Trust	$	$	$
Ending NAV per share	$	$	$

DESCRIPTION OF THE TRUST

The Trust is a common law trust, formed on September 18, 2020 under Delaware law pursuant to the Trust Agreement. The Trust only holds Diamond Standard Bars and Coins, and minimal cash, and is expected from time to time to issue Share Baskets in exchange for deposits of Diamond Standard Bars and Coins, and to distribute Diamond Standard Bars and Coins in connection with redemptions of Share Baskets. The investment objective of the Trust is for the Shares to reflect the performance of the market price of Diamond Standard Bars and Coins less the expenses of the Trust. The Sponsor believes that, for many investors, the Shares will represent a cost-effective investment relative to traditional means of investing directly in diamonds, albeit with an added layer of fees, expenses, and risks that would not necessarily apply in the case of an outright direct investment in Diamond Standard Bars and Coins. The material terms of the Trust Agreement are discussed under "Description of the Trust Agreement." The Shares represent units of fractional undivided beneficial interest in and ownership of the Trust.

The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. The Trust will hold only diamonds and will not hold or trade in derivative instruments tracking the price of Diamond Standard Bars and Coins or the performance of the diamond industry. The Trust is not a commodity pool for purposes of the CEA, and neither the Sponsor, nor the Trustee is subject to regulation as a commodity pool operator or a commodity trading adviser in connection with the Shares.

The Trust expects to create and redeem Shares from time to time but only in Share Baskets. The number of outstanding Shares is expected to increase and decrease from time to time as a result of the creation and redemption of Share Baskets.

The total number of Diamond Standard Bars and Coins required for the creation of a Share Basket is either two (2) Diamond Standard Bars or twenty (20) Diamond Standard Coins, or (1) Diamond Standard Bars plus ten (10) Diamond Standard Coins, any of which comprise (a "Creation Unit"). The initial number of Diamond Standard Bars and Coins required for deposit with the Trust to create one Share Basket is two (2) Diamond Standard Bars.

The number of Shares in a Share Basket depend on the then-current market price of the Creation Unit and the then-current NAV per Share:

Share Basket = Market Price of Creation Unit / NAV per Share

Share Baskets may be created or redeemed only by Authorized Participants, who will pay a Transaction Fee of $[___] for each order to create or redeem Share Baskets. Authorized Participants may sell to other investors all or part of the Shares included in the Share Baskets they purchase from the Trust. See "Plan of Distribution."

The Trustee will determine the NAV of the Trust on each day that NYSE ARCA is open for regular trading, as promptly as practicable after 4:00 p.m. New York time. The NAV of the Trust is the aggregate value of the Trust's assets less its estimated accrued but unpaid liabilities (which include accrued expenses). In determining the Trust's NAV, the Trustee will value the Diamond Standard Bars and Coins held by the Trust based on the Fix Price. The Trustee will also determine the NAV per Share. If on a day when the Trust's NAV is being calculated the Fix Price is not calculated by 4:00 p.m. New York time or has not been announced by 4:30 p.m. New York time, the next most recent Fix Price calculation of Diamond Standard Bars and Coins will be used in the determination of the NAV of the Trust, unless the Sponsor determines that such price is inappropriate to use.

The Trust's assets will consist of Diamond Standard Bars and Coins meeting the Required Delivery Standards. Each Share will represent a proportional interest, based on the total number of Shares outstanding, in the Diamond Standard Bars and Coins held by the Trust, less the Trust's liabilities (which include accrued but unpaid fees and expenses). The Sponsor expects that the secondary market trading price of the Shares will fluctuate over time in response to the market price of Diamond Standard Bars and Coins. In addition, the Sponsor expects that the trading price of the Shares will reflect the estimated accrued but unpaid expenses of the Trust.

Investors may obtain pricing information, the Fix Price, based on the average price for the soonest-expiring Diamond Standard Bar and Coin futures contracts, traded CME Globex. The Fix Price is available at bloomberg.com. Market prices for the Shares will be available from a variety of sources including brokerage firms, information websites and other information service providers such as Bloomberg, Dow Jones, and Reuters. The NAV of the Trust will be published by the Sponsor on each day that NYSE ARCA is open for regular trading and will be posted on the Trust's website.

The Trust has no fixed termination date.

THE SPONSOR

The Sponsor is Diamond Standard, LLC, a Delaware limited liability company formed on March 29, 2019.

The Sponsor's Role

The Sponsor will arrange for the creation of the Trust, the registration of the Shares for their public offering in the United States and the listing of the Shares on NYSE ARCA. The Sponsor has agreed to assume the following administrative and marketing expenses incurred by the Trust: the Trustee's monthly fee and out-of-pocket expenses, the Physical Custodian's fee and the reimbursement of the Physical Custodian's expenses under the Trust Custody Account Agreement, marketing support fees and expenses, Exchange listing fees, SEC and FINRA registration fees, printing and mailing costs, maintenance expenses for the Trust's website, audit fees, other related costs and up to $100,000 per annum in legal expenses.

The Sponsor will not exercise day-to-day oversight over the Trustee or the Custodians. The Sponsor may remove the Trustee and appoint a successor trustee (i) if the Trustee ceases to meet certain objective requirements (including the requirement that it have capital, surplus and undivided profits of at least $[___] million), (ii) if, having received written notice of a material breach of its obligations under the Trust Agreement, the Trustee has not cured the breach within 30 days[, or (iii) if the Trustee refuses to consent to the implementation of an amendment to the Trust's initial Internal Control Over Financial Reporting]. The Sponsor also has the right to replace the Trustee during the 90 days following any merger, consolidation or conversion in which the Trustee is not the surviving entity or, in its discretion, on the third anniversary of the creation of the Trust or on any subsequent third anniversary thereafter. The Sponsor also has the right to approve any new or additional custodian that the Trustee may wish to appoint.

The Sponsor or one of its affiliates or agents will (1) develop a marketing plan for the Trust on an ongoing basis, (2) prepare marketing materials regarding the Shares, including the content of the Trust's website and (3) execute the marketing plan for the Trust.

Management of the Sponsor

The Trust does not have any directors, officers or employees. Under the Trust Agreement, all management functions of the Trust have been delegated to and are conducted by the Sponsor, its agents and its affiliates, including without limitation, the Custodian and its agents. As an officer of the Sponsor, Cormac L. Kinney, the principal executive may take certain actions and execute certain agreements and certifications for the Trust, in their capacity as the principal officers of the Sponsor.

The Sponsor has a board of directors (the "Board") that is responsible for managing and directing the affairs of the Sponsor. The Board consists of Mr. Kinney who also retains the authority granted to them as officers under the limited liability company agreement of the Sponsor.

The Sponsor has an audit committee (the "Audit Committee"). The Audit Committee has the responsibility for overseeing the financial reporting process of the Trust, including the risks and controls of that process and such other oversight functions as are typically performed by an audit committee of a public company. The Audit Committee consists of Mr. Kinney.

The Sponsor has a code of ethics (the "Code of Ethics") that applies to its executive officers and agents. The Code of Ethics is available by writing the Sponsor at 22 W 48th Street, 9th Floor, New York, NY 10036. The Sponsor's Code of Ethics is intended to be a codification of the business and ethical principles that guide the Sponsor, and to deter wrongdoing, to promote honest and ethical conduct, to avoid conflicts of interest, and to foster compliance with applicable governmental laws, rules and regulations, the prompt internal reporting of violations and accountability for adherence to the Code of Ethics.

Cormac L. Kinney, Chairman of the Board and Chief Executive Officer

Cormac L. Kinney is the founder and Chief Executive Officer of the Sponsor since its formation in 2020. Mr. Kinney is also the founder and Chief Executive Officer of Diamond Standard Inc. He owns approximately 60% of Diamond Standard Inc.'s equity, and controls approximately 90% of its voting power, including over each of the affiliated companies: (i) the Sponsor, Diamond Standard Trust, (ii) the commodity distributor, Diamond Standard LLC, (iii) the commodity producer and token issuer, Diamond Standard Ltd., and (iv) the diamond sourcing venue, Diamond Standard Exchange Ltd.

Mr. Kinney is a pioneer in the development of financial trading technologies and quantitative asset management methodologies and is the inventor of the concepts and technologies that make the regulator approved, fungible diamond commodities (Diamond Standard) possible.

Prior to developing the Diamond Standard, he was a senior portfolio manager at Millennium Management and Tudor Investment Corp., developing trading systems and managing quantitative equities teams. Beginning in 2005, Mr. Kinney was among the first quantitative managers to unlock the power of computational linguistics to analyze news feeds in real time, to generate statistical arbitrage signals.

Previously, Mr. Kinney was the inventor of heatmaps, and the founder of three quantitative startups acquired by public companies or private equity funds. Mr. Kinney has several U.S. Patents and Patents Pending, and in total, his inventions have been cited in over 4,000 patents filed by other inventors.

Mr. Kinney earned a Master of Science degree from Carnegie Mellon University Tepper School, and two Bachelors of Science degrees from Carnegie Mellon University College of Engineering.

THE TRUSTEE

[TRUSTEE], a bank organized under the laws of the State of New York with trust powers, will serve as the Trustee. [TRUSTEE] has a trust office at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. [TRUSTEE] is subject to supervision by the New York State Banking Department and the Board of Governors of the Federal Reserve System. Information regarding creation and redemption Share Basket composition, NAV of the Trust, Transaction Fees and the names of the parties that have each executed an Authorized Participant Agreement may be obtained from [TRUSTEE]. A copy of the Trust Agreement is available for inspection at [TRUSTEE]'s trust office identified above. Under the Trust Agreement, the Trustee is required to maintain capital, surplus and undivided profits of [$___] million.

The Trustee's Role

The Trustee is generally responsible for the day-to-day administration of the Trust, including keeping the Trust's operational records. The Trustee's principal responsibilities include (1) instructing the Custodians to sell the Trust's Diamond Standard Bars and Coins, or transfer the Trust's Diamond Standard Bars and Coins, as needed to pay the Sponsor's Fee and any amounts advanced by the Sponsor to pay Trust expenses Diamond Standard Bars and Coins (Diamond Standard Bars and Coins transfers are expected to occur approximately [monthly] in the ordinary course), (2) valuing the Trust's Diamond Standard Bars and Coins and calculating the NAV of the Trust and the NAV per Share, (3) receiving and

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processing orders from Authorized Participants to create and redeem Share Baskets and coordinating the processing of such orders with the Custodians and DTC, (4) instructing the Custodians to sell or deliver the Trust's Diamond Standard Bars and Coins as needed to pay any extraordinary Trust expenses that are not assumed or advanced by the Sponsor, (5) when appropriate, making distributions of cash or other property to Shareholders, and (6) receiving and reviewing reports from or on the Custodians' custody of and transactions in the Trust's Diamond Standard Bars and Coins. The Trustee shall, with respect to directing the Custodians, act in accordance with the instructions of the Sponsor. If the Physical Custodian resigns, the Trustee shall appoint an additional or replacement Custodians selected by the Sponsor. Under the Trust Custody Account Agreement, the Trustee, the Sponsor and the Sponsor's auditors and inspectors may, only up to twice a year, visit the premises of the Physical Custodian for the purpose of examining the Trust's Diamond Standard Bars and Coins and certain related records maintained by the Physical Custodian.

The Trustee intends to regularly communicate with the Sponsor to monitor the overall performance of the Trust. The Trustee does not monitor the performance of the Custodians, other than to review the reports provided by the Custodians pursuant to the Trust Custody Account Agreement. The Trustee, along with the Sponsor, will liaise with the Trust's legal, accounting and other professional service providers as needed. The Trustee will assist and support the Sponsor with the preparation of all periodic reports required to be filed with the SEC on behalf of the Trust.

The Trustee's monthly fees and out-of-pocket expenses will be paid by the Sponsor.

Affiliates of the Trustee may from time to time act as Authorized Participants or purchase or sell Diamond Standard Bars and Coins or Shares for their own account, as agent for their customers and for accounts over which they exercise investment discretion.

The Trustee will keep proper books of registration and transfer of Shares at its office located in New York or such office as it may subsequently designate. These books and records are open to inspection by any person who establishes to the Trustee's satisfaction that such person is an investor at all reasonable times during the usual business hours of the Trustee. The Trustee will keep a copy of the Trust Agreement on file in its office which will be available for inspection on reasonable advance notice at all reasonable times during its usual business hours by any investor.

THE PHYSICAL CUSTODIAN

[PHYS CUSTODIAN] serves as the Physical Custodian of the Trust's diamonds. [PHYS CUSTODIAN] is a [_____] organized under the laws of the [_____]. [____] is subject to supervision by the New York State Banking Department and the Board of Governors of the Federal Reserve System. The Physical Custodian office is located at [____]. In addition to supervision and examination by the [___] banking authorities, [____]'s [location of diamond vault] custodial operations are generally subject to supervision by the [____].

The Physical Custodian's Role

The Physical Custodian is responsible for safekeeping of the Trust's Diamond Standard Bars and Coins deposited with it by Authorized Participants in connection with the creation of Share Baskets. The Physical Custodian facilitates the transfer of Diamond Standard Bars and Coins in and out of the Trust through the Authorized Participant Custody Account it will maintain for each Authorized Participant and the Trust Custody Account it will maintain for the Trust. Upon receipt from the Grading Company, a Diamond Standard Bar, the Physical Custodian will inspect such sealed Diamond Standard Bar and must certify that it is accompanied by the industry certifications specified in the Required Delivery Standards prior to depositing the Diamond Standard Bars and Coins into the Trust Custody Account. The Physical Custodian holds the Trust's Diamond Standard Bars and Coins in the vault premises of a sub-custodian, Dillon Gage of Wilmington, Delaware. The Physical Custodian will provide the Trustee with regular reports detailing the transfers in and out of the Trust Custody Account and each Authorized Participant Custody Account and identifying the Diamond Standard Bars and Coins held in the Trust.

The Physical Custodian's fees and expenses under the Trust Custody Account Agreement will be paid by the Sponsor.

The Physical Custodian and its affiliates may from time to time act as Authorized Participants or purchase or sell Diamond Standard Bars and Coins or Shares for their own account, as agent for their customers and for accounts over which they exercise investment discretion.

THE DIGITAL CUSTODIAN

[DIGITAL CUSTODIAN] serves as the Digital Custodian of the Trust's encryption keys to the digital asset tokens contained inside the Diamond Standard Bar and Coins. [DIGITAL CUSTODIAN] is a limited liability New York Trust Company organized under the laws of the New York. [DIGITAL CUSTODIAN] is subject to supervision and examination of the New York State Department of Financial Services or DFS. The Digital Custodian office is located at 245 Summer Street, Boston, MA 02210.

The Digital Custodian's Role

The Digital Custodian is responsible for safekeeping of the encryption keys for the digital asset tokens associated with the Trust's Diamond Standard Bars and Coins deposited with it by Authorized Participants in connection with the creation of Share Baskets. The Digital Custodian facilitates the transfer of Diamond Standard Bars and Coins in and out of the Trust through the Authorized Participant Custody Account it will maintain for each Authorized Participant and the Trust Custody Account it will maintain for the Trust. Upon receipt from the Grading Company a Diamond Standard Bar, the Digital Custodian will receive the key to the blockchain token and must certify that it conforms to the Required Delivery Standards prior to depositing the tokens into the Trust Custody Account. The Digital Custodian holds the Trust's digital asset token keys in its Boston, MA vault premises. The Digital Custodian will provide the Trustee with regular reports detailing the transfers in and out of the Trust Custody Account and each Authorized Participant Custody Account and identifying the Diamond Standard Bars and Coins held in the Trust.

The Digital Custodian's fees and expenses under the Trust Custody Account Agreement will be paid by the Sponsor.

The Digital Custodian and its affiliates may from time to time act as Authorized Participants or purchase or sell Diamond Standard Bars and Coins or Shares for their own account, as agent for their customers and for accounts over which they exercise investment discretion.

THE GRADING COMPANY

Prior to production of a Diamond Standard Bar or Coin, each natural diamond in the commodity has been inspected, authenticated and graded by the Gemological Institute of America (the "GIA"). Each commodity set of diamonds for each Diamond Standard Bar or Coin are sorted and inspected by an independent gemological lab, according to specifications provided by the producer of the commodity, Diamond Standard, LLC., and each Diamond Standard Bar or Coin is assembled and inspected by a third-party gemological lab. The third party gemological lab operates the equipment that scans, programs and enrolls each Diamond Standard Bar or Coin onto the blockchain, after which Diamond Standard, Ltd. issues a blockchain token. GIA grading results for every diamond within a Diamond Standard Bar or Coin are accessible via the Diamond Standard site, which upon requesting the information for any Coin or Bar, provides links to the GIA website for retrieval of the Grading Report from the GIA systems.

Each Diamond Standard Bar or Coin contains natural diamonds, which are acquired through a transparent bidding process, and grouped by an optimization system into sets of equivalent gemological scarcity by Diamond Standard Ltd, with Deloitte providing internal audit services.

The contents of each Diamond Standard Bar or Coin are recorded and made public on a permanent blockchain. Anyone with possession of the commodity can review the GIA Grading Reports to inspect and confirm the correct diamonds are in each commodity. The public blockchain data enables anyone to confirm that any commodity contains at least the minimum gemological scarcity, and that the diamonds were purchased as part of a statistically valid sample, via a transparent bid on the exchange. The Diamond Standard Bars or Coins are assembled by a third party gemological lab, and then delivered directly by the Designated Carrier to the Physical Custodian.

THE PRICE FIXING EXCHANGE

The Minneapolis Grain Exchange (MGEX), a corporation duly registered and incorporated under the laws of Delaware, serves as The Price-Fixing Exchange to the Trust. Founded in 1881, MGEX is a global electronic futures exchange and a CFTC licensed DCM and DCO for the list and trading of futures contracts via the CME Globex platform. The Price-Fixing Exchange is not affiliated with the Trust, the Sponsor, the Trustee or the Physical Custodian.

The Price-Fixing Exchange's Role

Bloomberg reports a closing price for the two futures contracts trading on the CME Globex, the soonest-settling contract for delivery of two (2) Diamond Standard Bars, and the soonest-settling contract for twenty (20) Diamond Standard Coins, by 4:00pm EST each trading day. Bloomberg will calculate the average the two, to determine the market price, referred to herein as the "Fix Price".

The Sponsor entered into a licensing agreement with Bloomberg for the Trust to use the Diamond Standard Bar and Coin spot in valuing the Diamond Standard Bars and Coins held by the Trust. Under the terms of this agreement, Bloomberg has agreed to act as Fix Price Provider, whereby it will maintain and report the Diamond Standard Bar and Coin average closing price. The Trust is entitled to use the Diamond Standard Bar and Coin closing price pursuant to a sub-licensing arrangement with the Sponsor. The license fees and out-of-pocket expenses owed to The Price-Fixing Exchange for the use of the Diamond Standard Bar and Coin closing price will be paid by the Sponsor.

CONFLICTS OF INTEREST

General

The Sponsor has not established formal procedures to resolve all potential conflicts of interest. Consequently, shareholders may be dependent on the good faith of the respective parties subject to such conflicts to resolve them equitably. Although the Sponsor attempts to monitor these conflicts, it is extremely difficult, if not impossible, for the Sponsor to ensure that these conflicts do not, in fact, result in adverse consequences to the Trust.

The Sponsor presently intends to assert that shareholders have, by subscribing for Shares of the Trust, consented to the following conflicts of interest in the event of any proceeding alleging that such conflicts violated any duty owed by the Sponsor to investors, and agree to the provisions set forth in the Trust Agreement. See "Description of the Trust Documents—Description of the Trust Agreement."

• The Sponsor and Diamond Standard Ltd., which is the sole producer of the Diamond Standard Bars and Coins, are affiliated, wholly owned entities that share a common parent company, Diamond Standard Inc.;

• The Trust, by holding Diamond Standard Bars and Coins, purchased through the markets by Authorized Participants, is acquiring the product of its affiliate Diamond Standard Ltd., and also creating the demand for the services of its affiliates, Diamond Standard LLC and Diamond Standard Exchange Ltd., generating a profit for each affiliated entity;

• Cormac L. Kinney, the Chief Executive Officer of the Sponsor, owns approximately 60% of Diamond Standard Inc.'s equity, and controls approximately 90% of its voting power, including over each of the

affiliated companies, the Sponsor Diamond Standard LLC, the North America distributor Diamond Standard LLC, the producer and token issuer Diamond Standard Ltd., and the diamond sourcing venue Diamond Standard Exchange Ltd. Only a limited number of voting matters require the approval of other investors, or in the case of Diamond Standard Exchange Ltd., the exchange members;

Diamond Standard, Inc. is (i) the sole member and parent company of the Sponsor, Diamond Standard LLC, (ii) the sole owner and parent company of Diamond Standard Ltd., (iii) the sole owner and parent company of Diamond Standard LLC, and (iv) the sole owner and parent company of Diamond Standard Exchange Ltd. These affiliated companies together develop and manage the technology, processes and services that make the Diamond Standard Bars and Coins possible, as a regulated diamond commodity

Diamond Standard Ltd. is the sole buyer of diamonds utilized in, and the sole producer of, Diamond Standard Bars and Coins. It is the issuer of the digital asset tokens that accompany the Diamond



Diamond Standard Inc
Delaware C
(Parent)
Diamond Standard Funds
Delaware LLC
(ETF Sponsor)
Diamond Standard LLC
Delaware LLC
(Distributor, Commodity
Assembly in GIA Lab)
(Bermuda Holding Co.)
Authorized
Participants
Diamond
Standard
Bar/Coin
Commoditized
diamonds
Digital
Token
Bars and Coins
acquired via
exchanges or
primary dealer
Diamond Standard, Ltd.
(Diamond market maker, token issuer)
REGULATED & LICENSED BY THE BERMUDA
MONETARY AUTHORITY (pending)
Internally Audited by Deloitte
Loose
diamonds
Diamond Standard Exchange, Ltd.
(Member Governed
Loose Diamond Exchange)

Standard Bars and Coins. Diamond Standard Ltd. is regulated and overseen by the Bermuda Monetary Authority and Deloitte provides internal audit services. Its issuance of digital asset tokens is licensed by the Bermuda Monetary Authority (pending approval).

Diamond Standard Ltd. does not directly set the price for the loose diamonds contained in the Diamond Standard Bars and Coins. It transparently bids on all required diamonds through the Diamond Standard Exchange Ltd., an affiliated entity which is a member governed electronic diamond exchange. Diamond Standard Ltd. purchases public statistical samples of the diamond used in the Diamond Standard Bars and Coins, forcing a periodic arms-length price discovery for all such diamonds.

Diamond Standard Ltd. does not set the price for the Diamond Standard Bars and Coins. As primary dealer, it sells new Diamond Standard Bars and Coins at a small premium to the market fix price determined by independent trading on a variety of digital asset exchanges, where investors, excluding

Diamond Standard Ltd., trade the Diamond Standard Bars and Coins. Diamond Standard Ltd. is not a market maker for the Diamond Standard Bars and Coins, and it does not purchases or otherwise create aftermarket liquidity for them, other than producing new Diamond Standard Bars and Coins on demand at a price near the fix price, adjusted for example by the expected market impact for large orders.

Diamond Standard Ltd. earns a profit from the production of each Diamond Standard Bar or Coin, which is the spread between the market cost of the loose diamonds, and the market fix price of the Diamond Standard Bar or Coin. It does not charge purchasers any fees after the original sale.

Diamond Standard LLC is the sole distributor of the Diamond Standard Bars and Coins in North America. It arranges for a third party gemological lab to assemble GIA graded natural diamonds purchased by Diamond Standard Ltd. on behalf of purchasers of the Diamond Standard Bars and Coins into the commodity, and to enroll the Diamond Standard Bars and Coins onto the digital asset token issued by Diamond Standard Ltd. Diamond Standard LLC earns a fixed fee for each Diamond Standard Bar or Coin. It does not charge purchasers any fees after the original sale.

Diamond Standard Exchange Ltd. is the sole sourcing venue for loose diamonds contained in the Diamond Standard Bars and Coins. The exchange currently charges a net 3.5% fee for diamonds transacted through the exchange, whether or not such transaction involves Diamond Standard Ltd. This fee is an expense for Diamond Standard Ltd., and an income for Diamond Standard Exchange Ltd.

The Sponsor

The Sponsor may have a conflict of interest in that it indirectly purchases the products of affiliated entities, and indirectly creates demand for the services of affiliated entities. The goal of Diamond Standard Inc., as parent to the Sponsor, is for the Trust to facilitate the purchase of the Diamond Standard Bars and Coins by investors who prefer to invest in listed shares without the need to manage the physical custody, or by entities must exclusively hold listed equities, or investors for whom the cost of a whole Diamond Standard Bar or Coin is prohibitive. Diamond Standard Inc. intends to produce as many Diamond Standard Bars and Coins as are demanded at a market price greater than its cost of production and acquiring diamonds, which may depress the value of each Diamond Standard Bar or Coin, to the detriment of Shareholders of the Trust.

The Sponsor has a conflict of interest in allocating its own limited resources among, when applicable, different clients and potential future business ventures, to each of which it owes fiduciary duties. Additionally, the professional staff of the Sponsor also services other affiliates of the Trust, including several other digital asset investment vehicles, and their respective clients. Although the Sponsor and its professional staff cannot and will not devote all of its or their respective time or resources to the management of the affairs of the Trust, the Sponsor intends to devote, and to cause its professional staff to devote, sufficient time and resources to manage properly the affairs of the Trust consistent with its or their respective fiduciary duties to the Trust and others.

The Sponsor and any affiliated service provider may, from time to time, have conflicting demands in respect of their obligations to the Trust and, in the future, to other clients. It is possible that future business ventures of the Sponsor and affiliated service providers may generate larger fees, resulting in increased payments to employees, and therefore, incentivizing the Sponsor and/or the affiliated service providers to allocate it/their limited resources accordingly to the potential detriment of the Trust.

There is an absence of arm's length negotiation with respect to some of the terms of the Trust, and, where applicable, there has been no independent due diligence conducted with respect to the Trust. The Sponsor will, however, not retain any affiliated service providers for the Trust which the Sponsor has reason to believe would knowingly or deliberately favor any other client over the Trust.

DESCRIPTION OF THE SHARES

General

The Trustee is authorized under the Trust Agreement to create and issue an unlimited number of Shares. The Trustee will create Shares only in whole Share Baskets and only upon the order of an Authorized Participant. The Shares represent units of fractional undivided beneficial interest in and ownership of the Trust and have no par value. Any creation and issuance of Shares above the amount registered on the registration statement of which this prospectus is a part will require the registration of such additional Shares.

Description of Limited Rights

The Shares do not represent a traditional investment and investors should not view them as similar to "shares" of a corporation operating a business enterprise with management and a board of directors. Investors will not have the statutory rights normally associated with the ownership of shares of a corporation, including, for example, the right to bring "derivative" actions. All Shares are of the same class with equal rights and privileges. Each Share is transferable, is fully paid and non-assessable and entitles the holder to vote on the limited matters upon which Shareholders may vote under the Trust Agreement. The Shares do not entitle their holders to any conversion or pre-emptive rights, or, except as provided below, any redemption rights or rights to distributions.

Distributions

If the Trust is terminated and liquidated, the Trustee will distribute to the Shareholders any amounts remaining after the satisfaction of all outstanding liabilities of the Trust and the establishment of such reserves for applicable taxes, other governmental charges and contingent or future liabilities as the Trustee shall determine. See "Description of the Trust Agreement—Termination of the Trust." Shareholders of record on the record date fixed by the Trustee for a distribution will be entitled to receive their pro rata portion of any distribution.

Voting and Approvals

Under the Trust Agreement, Shareholders have no voting rights, except in limited circumstances. The Trustee may terminate the Trust upon the agreement of Shareholders owning at least 75% of the outstanding Shares. In addition, certain amendments to the Trust Agreement require advance notice to the Shareholders before the effectiveness of such amendments, but no Shareholder vote or approval is required for any amendment to the Trust Agreement.

Redemption of the Shares

The Shares may only be redeemed by or through an Authorized Participant and only in Share Baskets. See "Creation and Redemption of Shares" for details on the redemption of the Shares. [NOTE: may permit

Book-Entry Form

Individual certificates will not be issued for the Shares. Instead, one or more global certificates will be deposited by the Trustee with DTC and registered in the name of Cede & Co., as nominee for DTC. The global certificates will evidence all of the Shares outstanding at any time. Under the Trust Agreement, Shareholders are limited to (1) participants in DTC such as banks, brokers, dealers and trust companies ("DTC Participants"), (2) those who maintain, either directly or indirectly, a custodial relationship with a DTC Participant ("Indirect Participants"), and (3) those banks, brokers, dealers, trust companies and others who hold interests in the Shares through DTC Participants or Indirect Participants. The Shares are only transferable through the book-entry system of DTC. Shareholders who are not DTC Participants may transfer their Shares through DTC by instructing the DTC Participant holding their Shares (or by instructing the Indirect Participant or other entity through which their Shares are held) to transfer the Shares. Transfers will be made in accordance with standard securities industry practice.

CUSTODY OF THE TRUST'S DIAMOND STANDARD BARS AND COINS

Custody of the Diamond Standard Bars and Coins deposited with and held by the Trust will be provided by the Physical Custodian at the sub-custodian's vaulting premises in Wilmington, Delaware. The Physical Custodian is the custodian of the Diamond Standard Bars and Coins credited to the Trust Custody Account in accordance with the Trust Custody Account Agreement. The Physical Custodian will segregate the Diamond Standard Bars and Coins credited to the Trust Custody Account from any other assets it holds or holds for others by entering appropriate entries in its books and records and by storing Diamond Standard Bars and Coins held by the Physical Custodian in a Diamond Standard Smart Cabinet, which provides ongoing audit and authentication signals.

The Physical Custodian, as instructed by the Trustee on behalf of the Trust, is authorized to accept, on behalf of the Trust, deposits of Diamond Standard Bars and Coins. All Diamond Standard Bars and Coins delivered to the Physical Custodian for the Trust must be certified by the Grading Company as conforming to the Required Delivery Standards. Upon receipt of a Diamond Standard Bar or Coin, the Physical Custodian will enroll the commodity using the Diamond Standard authentication and enrollment process prior to depositing the Diamond Standard Bars and Coins into the Trust Custody Account.

The process of withdrawing Diamond Standard Bars and Coins from the Trust for a redemption of a Share Basket will follow the same general procedure as for depositing Diamond Standard Bars and Coins with the Trust for a creation of a Share Basket, only in reverse. See "Creation and Redemption of Shares."

DESCRIPTION OF THE TRUST CUSTODY ACCOUNT AGREEMENT

The Trust Custody Account Agreement between the Trustee and the Physical Custodian establishes the Trust Custody Account. The following is a description of the material terms of the Trust Custody Account Agreement.

Reports

The Physical Custodian will provide the Trustee with reports for each business day, no later than the following business day, identifying the movements of Diamond Standard Bars and Coins in and out of the Trust Custody Account and containing sufficient information to identify each Diamond Standard Bar held in the Trust Custody Account. The Physical Custodian will also provide the Trustee with monthly statements of account for the Trust Custody Account as of the last business day of each month. Under the Trust Custody Account Agreement, a "business day" generally means any day that is a "New York Business Day," when commercial banks generally are open for the transaction of business in New York.

The Physical Custodian's records of all deposits to and withdrawals from, and all debits and credits to, the Trust Custody Account which are to occur on a business day and all end of business day account balances in the Trust Custody Account, are stated as of the close of the Physical Custodian's business (usually 4:00 p.m. EDT time) on such business day.

Location and Segregation of Diamond Standard Bars and Coins; Access

Diamond Standard Bars and Coins held for the Trust Custody Account by the Physical Custodian will be held at the Physical Custodian's sub-custodian's vaulting premises in Wilmington Delaware. The Physical Custodian will physically segregate the Trust's Diamond Standard Bars and Coins in the Trust Custody Account from any other Diamond Standard Bars and Coins which it owns or holds for others.

The Trustee and the Sponsor and their auditors may, during normal business hours, visit the Physical Custodian's premises up to twice a year and examine the Trust's Diamond Standard Bars and Coins held there and such records of the Physical Custodian concerning the Trust Custody Account as they may be reasonably required to perform their respective duties to investors in the Shares.

Transfers into the Trust Custody Account

The Physical Custodian will credit to the Trust Custody Account the Diamond Standard Bars and Coins it receives from an Authorized Participant Custody Account for credit to the Trust Custody Account and segregate such Diamond Standard Bars and Coins held in the Physical Custodian's sub-custodian's vaulting premises in Wilmington Delaware. Unless otherwise agreed to by the Physical Custodian in writing, the only Diamond Standard Bars and Coins the Physical Custodian will accept are those that the Trustee has transferred from an Authorized Participant Custody Account.

Transfers from the Trust Custody Account

The Physical Custodian will transfer Diamond Standard Bars and Coins from the Trust Custody Account only in accordance with the Trustee's instructions to the Physical Custodian. A transfer of Diamond Standard Bars and Coins from the Trust Custody Account may only be made (1) by transferring Diamond Standard Bars and Coins to an Authorized Participant Custody Account; (2) by transferring Diamond Standard Bars and Coins to the Sponsor's Account to pay the Sponsor's Fee and any amounts advanced by the Sponsor to pay Trust expenses not otherwise assumed by the Sponsor; (3) by transfer to an account maintained by the Physical Custodian or by a third party in connection with the sale of Diamond Standard Bars and Coins or other transfers permitted under the Trust Agreement; (4) by making Diamond Standard Bars and Coins available for collection by Authorized Participants at the Physical Custodian's vaulting premises; or (5) by delivering Diamond Standard Bars and Coins to such location as the Trustee directs, at the Trust's expense and risk. Transfers under clause (3) are expected to include transfers made in connection with a sale of Diamond Standard Bars and Coins to pay the Sponsor's Fee, should the Sponsor be paid in cash, and any amounts advanced by the Sponsor to pay Trust expenses not otherwise assumed by the Sponsor, expenses of the Trust not paid by the Sponsor or the liquidation of the Trust. Transfers made pursuant to clauses (4) and (5) will be made only on an exceptional basis.

Right to Refuse Transfers or Amend Transfer Procedures

The Physical Custodian may refuse to accept instructions to transfer Diamond Standard Bars and Coins to or from the Trust Custody Account if in the Physical Custodian's opinion such transfer is or may be contrary to the rules, regulations, practices and customs of the United States or contrary to any applicable law. The Physical Custodian may amend the approved procedures for transferring Diamond Standard Bars and Coins to or from the Trust Custody Account or for the physical withdrawal of Diamond Standard Bars and Coins from the Trust Custody Account or impose such additional procedures in relation to the transfer of Diamond Standard Bars and Coins to or from the Trust Custody Account as the Physical Custodian may from time to time reasonably consider necessary due to a change in rules of a banking or regulatory association governing the Physical Custodian. The Physical Custodian will notify the Trustee within a commercially reasonable time before the Physical Custodian amends these procedures or imposes additional ones.

Exclusion of Liability

The Physical Custodian will use reasonable care in the performance of its duties under the Trust Custody Account Agreement and will only be responsible for any loss or damage suffered by the Trust as a direct result of any negligence, fraud or willful default in the performance of its duties. The Physical Custodian's liability is further limited to (i) the restoration to the Trust, in the same number and classification, of any Diamond Standard Bars and Coins lost or damaged; (ii) the correction of any incorrect creation or redemption deliveries by restoration or correction of the assets of the Trust to holdings of Diamond Standard Bars and Coins in the same number as if the creation or redemption order were settled correctly; or (iii) if the Physical Custodian cannot, using commercially reasonable efforts, restore the Trust pursuant to (i) or (ii), the market value based on the Fix Price. **[Liability relating to Physical Custodian's certification]**

Indemnity

The Trustee will, solely out of the Trust's assets, indemnify the Physical Custodian against all costs and expenses, damages, liabilities and losses which the Physical Custodian may suffer or incur in connection with the Trust Custody Account Agreement, except to the extent that such sums are due directly to the Physical Custodian's negligence, willful default or fraud.

Insurance

The Physical Custodian will maintain such insurance for its business, including its gemstone custody business, as it deems appropriate in connection with its custodial and other obligations and will be responsible for all costs, fees and expenses arising from the insurance policy or policies attributable to its relationship with the Trust. Consistent with industry standards, the Physical Custodian maintains a group insurance policy that covers all gemstones held in its vaulting premises for the accounts of all its customers for a variety of events. The Trustee and the Sponsor may, subject to confidentiality restrictions, be provided with details of this insurance coverage from time to time upon reasonable prior notice.

Force Majeure

The Physical Custodian will be liable for any delay in performance or any non-performance of any of its obligations under the Trust Custody Account Agreement by reason of any cause beyond its reasonable control, including acts of God, war or terrorism.

Termination

The Trust Custody Account Agreement has an initial [__] year term and will automatically renew for successive [__] year terms unless otherwise terminated. The Trustee and the Physical Custodian may each terminate the Trust Custody Account Agreement for any reason upon 90 business days' prior notice. The Trust Custody Account Agreement may also be terminated with immediate effect as follows: (1) by the Trustee, if the Physical Custodian ceased to offer the services contemplated by the Trust Custody Account Agreement to its clients or proposed to withdraw from the gemstone custody business, (2) by the Trustee or the Physical Custodian, if it becomes unlawful for the Physical Custodian or the Trustee to have entered into the agreement or to provide or receive the services thereunder, (3) by the Physical Custodian, if the Physical Custodian determines in its reasonable view that the Trust is insolvent or faces impending insolvency, or by the Trustee, if the Trustee determines in its sole view that the Physical Custodian is insolvent or faces impending insolvency, (4) by the Trustee, if the Trust is to be terminated, or (5) by the Trustee or the Physical Custodian, if the Trust Custody Account Agreement ceases to be in full force and effect. If the Trust Custody Account Agreement is terminated, the other agreement automatically terminates.

If redelivery arrangements acceptable to the Physical Custodian for the Diamond Standard Bars and Coins held in the Trust Custody Account are not made, the Physical Custodian may continue to store the Diamond Standard Bars and Coins and continue to charge for its fees and expenses, and, after six months from the termination date, the Physical Custodian may sell the Diamond Standard Bars and Coins and account to the Trustee for the proceeds. If arrangements acceptable to the Physical Custodian for redelivery of the balance in the Trust Custody Account are not made, the Physical Custodian may continue to charge for its fees and expenses payable under the Trust Custody Account Agreement, and, after six months from the termination date, the Physical Custodian may close the Trust Custody Account and account to the Trustee for the proceeds.

Governing Law

The Trust Custody Account Agreement and each Authorized Participant Custody Account Agreement are governed by New York law. With respect to the Trust Custody Account Agreement, the Trustee and the Physical Custodian both consent to the non-exclusive jurisdiction of the courts of the State of New York and the federal courts located in the borough of Manhattan in New York City.

CREATION AND REDEMPTION OF SHARES

To keep costs low and permit the fund to be as fully invested as possible, because Diamond Standard Bars and Coins are indivisible, Shares will be created and redeemed by Authorized Participants in Creation Units comprised of either two (2) Diamond Standard Bars, or twenty (20) Diamond Standard Coins, or one (1) Diamond Standard Bar plus ten (10) Diamond Standard Coins, each of which comprises (a "Creation Unit.")

The Trust will create and redeem Shares from time to time, but only in one or more Share Baskets, as established by one (1) Creation Unit. The number of Shares in a Share Basket depend on the then-current market price of the Creation Unit and the then-current NAV per Share:

Share Basket = Market Price of Creation Unit / NAV per Share

The creation and redemption of Share Baskets will be made in exchange for the delivery to the Trust, or the distribution by the Trust, of Diamond Standard Bars and Coins, in whole numbers of Creation Units, and resultant Share Baskets being created or redeemed determined on the day the order to create or redeem Share Baskets is properly received.

If there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Share Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference ("Balancing Amount").

Authorized Participants are the only persons that may place orders to create and redeem Share Baskets. Authorized Participants must be (1) registered broker-dealers or other securities market participants, such as banks and other financial institutions, which are not required to register as broker-dealers to engage in securities transactions, and (2) participants in DTC. To become an Authorized Participant, a person must enter into an Authorized Participant Agreement with the Sponsor and the Trustee that provides the approved procedures for the creation and redemption of Share Baskets and for the delivery of the Diamond Standard Bars and Coins required for such creations and redemptions. The Authorized Participant Agreement and the related procedures attached thereto may be amended by the Trustee and the Sponsor, without the consent of any Shareholder or Authorized Participant. Authorized Participants will pay a Transaction Fee of [$___] to the Trustee for each order they place to create or redeem one or more Share Baskets. Authorized Participants who make deposits with the Trust in exchange for Share Baskets will receive no fees, commissions or other form of compensation or inducement of any kind from either the Sponsor or the Trust, and no such person has any obligation or responsibility to the Sponsor or the Trust to affect any sale or resale of Shares.

Authorized Participants are cautioned that some of their activities will result in their being deemed participants in a distribution in a manner which would render them statutory underwriters and subject them to the prospectus-delivery and liability provisions of the Securities Act, as described in "Plan of Distribution."

As the terms of the Authorized Participant Custody Account Agreement differ in certain respects from the terms of the Trust Custody Account Agreement, potential Authorized Participants should review the terms of the Authorized Participant Custody Account Agreement carefully. A copy of the Authorized Participant Agreement may be obtained by potential Authorized Participants from the Trustee.

Certain Authorized Participants may have the facility to participate directly in the Diamond Standard Bar and Coin markets. In some cases, an Authorized Participant may from time to time acquire Diamond Standard Bars and Coins from or sell Diamond Standard Bars and Coins to its affiliated trading desk, which may profit in these instances. Each Authorized Participant will be registered as a broker-dealer under the Exchange Act and regulated by FINRA or will be exempt from being or otherwise will not be required to be so regulated or registered, and will be qualified to act as a broker or dealer in the states or other jurisdictions where the nature of its business so requires. Certain Authorized Participants will be regulated under federal and state banking laws and regulations. Each Authorized Participant will have its own set of rules and procedures, internal controls and information barriers as it determines is appropriate in light of its own regulatory regime.

Authorized Participants may act for their own accounts or as agents for broker-dealers, custodians and other securities market participants that wish to create or redeem Share Baskets. An order for one or more Share Baskets may be placed by an Authorized Participant on behalf of multiple clients. As of the date of this prospectus, [_____] have each signed an Authorized Participant Agreement with the Sponsor and the Trustee.

Under the Authorized Participant Agreement, the Sponsor has agreed to indemnify the Authorized Participants against certain liabilities, including liabilities under the Securities Act.

The following description of the approved procedures for the creation and redemption of Share Baskets is only a summary and an investor should refer to the relevant provisions of the Trust Agreement and the form of Authorized Participant Agreement and Authorized Participant Custody Account Agreement for more detail, each of which is attached as an exhibit to the registration statement of which this prospectus is a part. See "Where You Can Find More Information" for information about where investors can obtain the registration statement.

Creation Procedures

On any business day, an Authorized Participant may place an order with the Trustee to create one or more Share Baskets. Creation and redemption orders will be accepted only on "business days" that NYSE ARCA is open for regular trading. Settlement of orders requiring receipt or delivery, or confirmation of receipt or delivery, of Shares will occur, after confirmation of the applicable delivery of Diamond Standard Bars and Coins, on "business days" when NYSE ARCA is open for regular trading.

Purchase orders must be placed no later than 4:00 p.m., New York time, on each business day that NYSE ARCA is open for regular trading. The day on which the Trustee receives a valid purchase order is the purchase order date.

By placing a purchase order, an Authorized Participant agrees to deposit the Creation Basket Deposit with Trust as described below. Prior to the delivery of Share Baskets for a purchase order, the Authorized Participant must also have paid the Trustee the non-refundable Transaction Fee due for the purchase order.

Determination of required deposits

The number of Creation Units required to be deposited in the creation process is equal to the number of Share Baskets being created (referred to as the Creation Basket Deposit).

Delivery of required deposits

An Authorized Participant who places a purchase order is responsible for crediting its Authorized Participant Custody Account with the required Diamond Standard Bars and Coins comprising the Creation Basket Deposit and providing to the Grading Company such Diamond Standard Bars and Coins' tokens as required by the Required Delivery Standards. Upon acceptance of the purchase order and confirmation that the relevant Authorized Participant has on deposit both the required Diamond Standard Bars and Coins, the Physical Custodian, after receiving appropriate instructions from the Authorized Participant and the Trustee, will transfer on the third business day in [   ] following the purchase order date the Creation Basket Deposit from the Authorized Participant Custody Account to the Trust Custody Account and the Trustee will direct DTC to credit the number of Share Baskets ordered to the Authorized Participant's DTC account. The expense and risk of delivery, ownership and safekeeping of Diamond Standard Bars and Coins until such Diamond Standard Bars and Coins have been received by the Trust shall be borne solely by the Authorized Participant. The Trustee may accept delivery of Diamond Standard Bars and Coins by such other means as the Sponsor, from time to time, may determine to be acceptable for the Trust, provided that the same is disclosed in a prospectus relating to the Trust filed with the SEC pursuant to Rule 424 under the Securities Act. If Diamond Standard Bars and Coins are to be delivered other than as described above, the Sponsor is authorized to establish such procedures and to appoint such custodians and establish such custody accounts in addition to those described in this prospectus, as the Sponsor determines to be desirable.

Rejection of purchase orders

The Trustee may reject a purchase order or a Creation Basket Deposit at any time the Trustee's books are closed or the Trustee or the Sponsor thinks it necessary or advisable for any reason. None of the Trustee, the Sponsor or the Physical Custodian will be liable for the rejection of any purchase order or Creation Basket Deposit.

Redemption Procedures

The approved procedures by which an Authorized Participant can redeem one or more Share Baskets will mirror in reverse the procedures for the creation of Share Baskets. On any business day, an Authorized Participant may place an order with the Trustee to redeem one or more Share Baskets. Redemption orders must be placed no later than 4:00 p.m. New York time, or the close of regular trading on NYSE ARCA, whichever is earlier, on each business day that NYSE ARCA is open for regular trading. A redemption order so received is effective on the date it is received in satisfactory form by the Trustee. The redemption procedures allow Authorized Participants to redeem Share Baskets and do not entitle an individual Shareholder to redeem any Shares in a number less than a Share Basket, or to redeem Share Baskets other than through an Authorized Participant.

By placing a redemption order, an Authorized Participant agrees to deliver the Share Baskets to be redeemed through DTC's book-entry system to the Trust not later than the third business day following the effective date of the redemption order. Prior to the delivery of the redemption distribution for a redemption order, the Authorized Participant must also have paid the Trustee the non-refundable Transaction Fee due for the redemption order.

Determination of redemption distribution

The Authorized Participant will transfer the Share Basket to be redeemed via DTC to the Trust and the Physical Custodian will transfer the applicable number of Diamond Standard Bars and Coins held by the Trust evidenced by the Shares being redeemed into the redeeming Authorized Participant's Authorized Participant Custody Account. Redemption distributions will be subject to the deduction of any applicable tax or other governmental charges which may be due.

Delivery of redemption distribution

The redemption distribution due from the Trust will be delivered to the Authorized Participant on the third business day following a redemption order date if, by 9:00 a.m. New York time on such third business day, the Trustee's DTC account has been credited with the Share Baskets to be redeemed. If the Trustee's DTC account has not been credited with all of the Share Baskets to be redeemed by such time, the redemption distribution will be delivered to the extent of whole Share Baskets received. Any remainder of the redemption distribution will be delivered on the next business day to the extent of remaining whole Share Baskets received if the Trustee receives the fee applicable to the extension of the redemption distribution date which the Trustee may, from time to time, determine and the remaining Share Baskets to be redeemed are credited to the Trustee's DTC account by 9:00 a.m. New York time on such next business day. Any further outstanding amount of the redemption order shall be cancelled. The Trustee is also authorized to deliver the redemption distribution notwithstanding that the Share Baskets to be redeemed are not credited to the Trustee's DTC account by 9:00 a.m. New York time on the third business day following the redemption order date if the Authorized Participant has collateralized its obligation to deliver the Share Baskets through DTC's book-entry system on such terms as the Sponsor and the Trustee may from time to time agree upon.

Suspension or rejection of redemption orders

The Trustee may, in its discretion, and will when directed by the Sponsor, suspend the right of redemption, or postpone the redemption settlement date, (1) for any period during which NYSE ARCA is closed other than customary weekend or holiday closings, or trading on NYSE ARCA is suspended or restricted; (2) for any period during which an emergency exists as a result of which delivery, disposal or evaluation of Diamond Standard Bars and Coins is not reasonably practicable; or (3) for such other period as the Sponsor determines it to be necessary for the protection of the Shareholders. None of the Sponsor, the Trustee or the Physical Custodian will be liable to any person or in any way for any loss or damages that may result from any such suspension or postponement.

The Trustee will reject a redemption order if the order is not in proper form as described in the Authorized Participant Agreement or if the fulfillment of the order, in the opinion of its counsel, might be unlawful.

Transaction Fee for Creation and Redemption

To compensate the Trustee for services in processing the creation and redemption of Share Baskets, an Authorized Participant will be required to pay a non-refundable Transaction Fee to the Trustee of [$___] per order to create or redeem Share Baskets. An order may include multiple Share Baskets. The Transaction Fee may be reduced, increased or otherwise changed by the Trustee with the consent of the Sponsor. The Trustee shall notify DTC of any agreement to change the Transaction Fee and will not implement any increase in the fee for the redemption of Share Baskets until 30 days after the date of the notice. A transaction fee may not exceed [ ]% of the value of a Share Basket at the time the Creation and Redemption order is accepted.

Tax Responsibility

Authorized Participants are responsible for any transfer tax, sales or use tax, recording tax, value added tax or similar tax or governmental charge applicable to the creation or redemption of Share Baskets, regardless of whether or not such tax or charge is imposed directly on the Authorized Participant, and agree to indemnify the Sponsor, the Trustee and the Trust if they are required by law to pay any such tax, together with any applicable penalties, additions to tax or interest thereon.

TAKING PHYSICAL DELIVERY OF DIAMOND STANDARD BARS AND COINS

In exchange for its shares and payment of the Processing Fee, a Delivery Applicant will be entitled to the quantity of Diamond Standard Bars and/or Coins represented by the shares on the day on which the Delivery Applicant's broker-dealer submits his or her shares to the Trust in exchange for Diamond Standard Bars and/or Coins (Share Submission Day). As it is unlikely that the specific number of shares will exactly correspond to a whole number of Diamond Standard Bars and/or Coins, a Delivery Applicant will likely receive some cash representing the net sale proceeds of any excess shares (i.e., the Cash Proceeds). To minimize the Cash Proceeds of any exchange, the Delivery Application requires that the number of shares submitted closely correspond to a whole number of Diamond Standard Bars and/or Coins that is held or that is to be acquired by the Trust for which the delivery is sought. Share Submissions are processed in the order approved.

Delivery Application

Delivery Application Investors interested in taking delivery of Diamond Standard Bars and/or Coins in exchange for their shares in the Trust (Delivery Applicants) must submit a Delivery Application to the Sponsor. A Delivery Application expresses the Delivery Applicant's non-binding intention to exchange shares for Diamond Standard Bars and/or Coins on the Share Submission Day, including the applicable grace period. The Delivery Applicant must also provide instructions to his or her broker-dealer to affect the exchange of shares for Diamond Standard Bars and/or Coins. The Sponsor may reject any Delivery Application.

A Delivery Application may be found on the Trust's website at diamondstandard.co. It also is an Appendix to this Prospectus.

Delivery Amount and Share Submission Quantity

A Delivery Applicant must specify in its Delivery Application the type and quantity of Diamond Standard Bars and/or Coins to be delivered and the number of shares to be tendered in exchange (Share Submission Quantity).

The Share Submission Quantity closely corresponds to the market price of the Diamond Standard Bars and/or Coins

None of the Trust, the Trustee, the Custodian, or the Sponsor shall be liable for a failure to deliver the maximum number of Diamond Standard Bars and/or Coins represented by the Share Submission Quantity.

The Delivery Applicant will receive Cash Proceeds equal to the net proceeds of the sale of the shares included in the Share Submission Quantity in excess of Diamond Standard Bars and/or Coins to be delivered. Any Cash Proceeds will be credited by the Trustee to the broker-dealer who submitted the Delivery Application for the benefit of the Delivery Applicant.

The Delivery Application states a grace period after the specified Share Submission Day during which the Diamond Standard Bars and/or Coins requested may be obtained for the specified Share Submission Quantity. However, as expenses are accrued in the Trust every day, the Cash Proceeds are likely to be reduced with each day of delay in exchanging the Share Submission Quantity. To increase the grace period, the Sponsor may require that the Share Submission Quantity be increased to reduce the likelihood a Share Submission Quantity will be rejected should delays in the share submission cause the shares submitted no longer to correspond to at least the Diamond Standard Bars and/or Coins specified in the Delivery Application. In order to facilitate the delivery of the Diamond Standard Bars and/or Coins specified in the Delivery Application, the grace period will typically extend the date that a Delivery Applicant is required to submit shares to the Trust to no more than six business days from the date that a Delivery Application is approved, as described below.

Each day the NYSE ARCA is open for trading, the Sponsor will publish on the Trust's internet website a calculator to estimate the Share Submission Quantity and the Cash Proceeds for an exchange of shares for Diamond Standard Bars and/or Coins. The actual Cash Proceeds will be the net proceeds received from the sale of the excess Diamond Standard Bars and/or Coins included in the Share Submission Quantity. The Share Submission Quantity may be rejected if the Trust incurs extraordinary expenses between the submission of the Delivery Application and the Share Submission Day.

The Trustee will reject an exchange of shares on behalf of a Delivery Applicant if the number of shares delivered does not correspond to the number of shares specified in the pre-approved Delivery Application, if the delivered shares are not accompanied by proper instructions from the Delivery Applicant's broker and by a pre-approved Delivery Application and if the number of Diamond Standard Bars and/or Coins represented by the delivered shares, as determined for the Share Submission Day, is less than the number of Diamond Standard Bars and/or Coins specified in the Delivery Application.

Additionally, the Sponsor may decline to approve a Delivery Application if it is expected that the Trust will not be able to acquire the Diamond Standard Bars and/or Coins a Delivery Applicant specifies in the Delivery Application.

Processing Fees

The exchange of shares for the delivery of Diamond Standard Bars and/or Coins is subject to the following Processing Fees. The Processing Fees must be submitted with the Delivery Application. The Processing Fees include:

• Fees to compensate the Sponsor (Exchange Fee), and

• A delivery fee (Delivery Fee) associated with the transport of Diamond Standard Bars and/or Coins to Delivery Applicants. This fee is only applicable if delivery is made outside of the lower 48 States.

The Sponsor may waive or reduce applicable Processing Fees from time to time. Any waiver or reduction in applicable Processing Fees will be published on the Trust's website and available to any eligible Delivery Applicant. When available, if implemented, waivers or reductions in Processing Fees may apply during certain limited time periods, or for Delivery Applicants completing multiple Delivery Applications over proscribed time periods. Because Processing Fees are not paid by the Trust, they do not impact the value of Diamond Standard Bars and/or Coins held by the Trust.

Exchange Fee: The Exchange Fee compensates the Sponsor for services provided as part of the delivery process, including the cost to the Sponsor and the Trustee to process the Share Submission. As of [DATE], the Exchange Fee is a flat fee per Diamond Standard Bars and/or Coins represented by the shares submitted on the Share Submission Day, subject to minimum fees as follows:

Type of asset and delivery	Fee
First Diamond Standard Bar that is retained for Applicant by the existing Custodians	$25.00
Additional Diamond Standard Bars that are retained by the existing Custodians	$7.50
First Diamond Standard Coin that is retained by the existing Custodians	$10.00
Additional Diamond Standard Coins that are retained by the existing Custodians	$5.00
First Diamond Standard Bar that is delivered to the Delivery Applicant	$65.00
Additional Diamond Standard Bars that are delivered to the Delivery Applicant	$35.00
First Diamond Standard Coin that is delivered to the Delivery Applicant	$45.00
Additional Diamond Standard Coins that are delivered to the Delivery Applicant	$15.00
When transferred/shipped with one of more Bars, all Coins are at the Additional Coin rate.	

The Exchange Fee is due at the time the Delivery Application is submitted to the Sponsor. The Exchange Fee is fully reimbursable until the Delivery Applicant submits his or her shares to the Trustee.

The Sponsor may change the Exchange Fee with notice as published on the Trust's website.

Delivery Fee: The Delivery Fee covers the cost of preparing and transporting Diamond Standard Bars and/or Coins from the Custodian to the location specified by the Delivery Applicant in the Delivery Application. No Delivery Fee is charged to the Delivery Applicant for the delivery of Diamond Standard Bars and/or Coins to destinations in the lower 48 States. The Delivery Fee also includes the cost of insuring Diamond Standard Bars and/or Coins during transport. Delivery Fees, if applicable, will be quoted to Delivery Applicants outside of the lower 48 States upon filing a Delivery Application. See "Delivery Method" below for further discussion.

Sales Taxes: The Trust currently does not anticipate sales taxes applying to the delivery of Diamond Standard Bars and Coins to Delivery Applicants. However, if such taxes do apply, they are the sole responsibility of the Delivery Applicant.

Delivery Payment Schedule All Processing Fees must be wired to the Sponsor. The Processing Fee is due at the time the Delivery Application is submitted to the Sponsor and is fully refundable until a Delivery Applicant irrevocably submits his or her shares to the Trustee.

Delivery Method - The Trustee will instruct the Custodian, or the Sponsor shall to deliver Diamond Standard Bars and/or Coins to a Delivery Applicant based on instructions in the Delivery Application. Once Diamond Standard Bars and/or Coins has been tendered to the courier identified in the Delivery Application by the Custodian, the Diamond Standard Bars and/or Coins cannot be returned and is no longer the responsibility of the Trust, the Trustee, the Custodian, or the Sponsor.

The Trust will ship Diamond Standard Bars and/or Coins to a Delivery Applicant fully insured using accepted business practices for precious metals delivery that may include, amongst others, use of a conventional shipping carrier (e.g., U.S. Postal Service, Federal Express, United Parcel Service); or an armored transportation service. No separate Delivery Fee is charged for delivery of Diamond Standard Bars and/or Coins to destinations in the lower 48 States; additional fees may apply to the Delivery Applicant for deliveries outside of the lower 48 States.

Delivery Applicants should contact the Sponsor to discuss delivery method and location. Delivery Applicants should be aware that the Diamond Standard Bars and Coins delivered is likely to represent a substantial U.S. dollar value:

● Shipments may be broken down into multiple smaller shipments and possibly shipped on different days to meet insurance requirements of the shipping carrier. A Delivery Applicant can utilize a shipping carrier only if insurance requirements can be met and the Delivery Applicant and Sponsor agree on an acceptable delivery destination. A conventional shipping carrier may deliver Diamond Standard Bars and Coins to residential addresses. ● Armored Transportation Service will only deliver to certain trusted locations; an Armored Transportation Service does not deliver to residential addresses. ● A Delivery Applicant can utilize an armored truck service only if the Delivery Applicant and the Armored Transportation Service agree on an acceptable delivery destination. Diamond Standard Bars will only be transported using Armored Transportation Service

The Sponsor may decline a Delivery Application if no delivery method and location is agreed upon.

Procedure to Take Delivery of Diamond Standard Bars and/or Coins in Exchange for Shares

Investors interested in taking delivery of Diamond Standard Bars and/or Coins in exchange for their shares (Delivery Applicants) must submit a Delivery Application to the Sponsor and wire to the Sponsor the Processing Fees. A Delivery Application expresses the Delivery Applicant's non-binding intention to exchange shares for Diamond Standard Bars and/or Coins on a stated date (Share Submission Day), subject to a limited grace period. The Sponsor will screen and pre-approve the Delivery Application. The Share Submission Day will typically be the third business day following approval of the Delivery Application, but the grace period may not extend the Share Submission Day later than the sixth business day following such approval.

The Sponsor typically will review a Delivery Application within 3 business days after receipt of the Delivery Application. Delivery Applications received after 4:00 PM Eastern Time are considered to have been received the next business day. Delivery Applicants will be advised of reasons for any delay. Any Processing Fee is refunded if the Delivery Application is rejected by the Sponsor. For the Sponsor to pre-approve a Delivery Application, the following conditions must be met:

- The Processing Fee must be paid for the Delivery Application to be processed.
- The Delivery Application must be submitted in a form satisfactory to the Sponsor, including
- Who: Providing Delivery Applicant's personal and account information.
- What: Providing the number of shares to be submitted and the types of Diamond Standard Bars and/or Coins and Share Submission Day requested.
- Where: Providing a delivery location and method acceptable to the Sponsor.
- The Sponsor may decline to approve Delivery Applications for any reason, in the Sponsor's sole discretion, that the type of Diamond Standard Bars and/or Coins requested may not be available on the Share Submission Day, including any applicable grace period.

Upon pre-approval of the Delivery Application, a Delivery Applicant must instruct his or her broker to submit a delivery instruction accompanied by the pre-approved Delivery Application and transfer the Share Submission Quantity to the Trustee on the specified Share Submission Day. If the Processing Fee as calculated on the Share Submission Day is greater than the Processing Fee that the Delivery Applicant already submitted to the Sponsor, the remaining Processing Fees are due on the Share Submission Day and the Delivery Applicant must wire the difference.

The transfer of shares, accompanied by the broker's delivery instruction and a pre-approved Delivery Application, is a binding and irrevocable request to take delivery of Diamond Standard Bars and/or Coins in exchange for shares based on instructions in the Delivery Application (Share Submission). The Trustee will reject the Share Submission (1) if the number of shares surrendered does not correspond to the number of shares specified in the pre-approved Delivery Application, (2) if the delivered shares are not accompanied by proper instructions and a pre-approved Delivery Application or (3) if the number of Diamond Standard Bars and Coins represented by the surrendered shares on the Share Submission Day is less than the number of Diamond Standard Bars and/or Coins to be delivered as specified in the Delivery Application.

The Trustee may only accept or reject Share Submissions in their entirety. Neither the Trustee nor the Sponsor shall be in any way liable should the Trustee reject the shares that have been submitted.

Once the Trustee has accepted the Share Submission and, if the Delivery Applicant has requested Diamond Standard Bars and/or Coins, once the Trustee has received a confirmation certified by the Sponsor of an over-the-counter transaction between the Sponsor providing for the exchange of Diamond Standard Bars and/or Coins held by the Trust for Diamond Standard Bars and/or Coins specified by the Delivery Applicant, the shares submitted will be retired and the Trustee will either instruct the Custodian to prepare Diamond Standard Bars and/or Coins for forwarding to the Delivery Applicant according to the instructions provided in the Delivery Application or notify the Sponsor who will arrange with the Custodian for the shares to be exchanged for the requested Diamond Standard Bars and/or Coins for forwarding to the Delivery Applicant.

Once Diamond Standard Bars and/or Coins is released for delivery to the Delivery Applicant that Diamond Standard Bars and/or Coins is no longer part of the Trust and the Trust bears no liability pertaining to the Diamond Standard Bars and Coins released. In the event that Diamond Standard Bars and/or Coins cannot be released for delivery to the Delivery Applicant on a particular business day, such Diamond Standard Bars and/or Coins will remain the property of the Trust until the Diamond Standard Bars and/or Coins can be released for delivery. Upon receipt of Diamond Standard Bars and/or Coins, the Delivery Applicant will have five business days, or such shorter or longer period as may be specified in the Delivery Application from time to time, following the receipt of the Diamond Standard Bars and/or Coins to notify the Sponsor in writing of any complaints or objections concerning the shipment, delivery or receipt of the Diamond Standard Bars and/or Coins. In the absence of any such objection or complaint, the Delivery Applicant will be deemed to have accepted receipt of the Diamond Standard Bars and/or Coins in full satisfaction of the Diamond Standard Bars and/or Coins due the Delivery Applicant and to have waived any and all claims the Delivery Applicant may have concerning the Diamond Standard Bars and/or Coins received by the Delivery Applicant.

Example of an Exchange of Shares for Diamond Standard Bars and/or Coins

In the following example, a Delivery Applicant from the lower 48 States desires to receive 10 Diamond Standard Bars held by the Trust for a Share Submission Day of Monday, June 9

Anti-Money Laundering Screening

Delivery Applicants may be subject to Anti-Money Laundering screening when they submit the Delivery Application. The Sponsor will not pre-approve a Delivery Application if the Sponsor has concerns about fraudulent conduct or anti-money laundering activity. Corporate and non-U.S. investors are cautioned that their Delivery Applications may be delayed or rejected if the Sponsor is not able to verify the identity of the investor.

Tax Responsibility

Investors are responsible for any transfer tax, sales or use tax, recording tax, value added tax or similar tax or other governmental charge applicable to the receipt of Diamond Standard Bars and Coins, regardless of whether such tax or charge is imposed directly on the investor. Each investor agrees to indemnify the Sponsor, the Trustee and the Trust, promptly on request, if any of them is required by law to pay any such tax or charge, together with any applicable penalties, additions to tax and interest thereon.

DESCRIPTION OF THE TRUST AGREEMENT

The Trust operates under the terms of the Trust Agreement, dated as of [___], 2020, between the Sponsor and the Trustee. A copy of the Trust Agreement is available for inspection at the Trustee's office. The following is a description of the material terms of the Trust Agreement.

The Sponsor

This section summarizes some of the important provisions of the Trust Agreement which apply to the Sponsor. For a general description of the Sponsor's role concerning the Trust, see "The Sponsor— The Sponsor's Role."

Liability of the Sponsor and indemnification

The Sponsor will not be liable to the Trustee or any Shareholder for any action taken or for refraining from taking any action in good faith, or for errors in judgment or for depreciation or loss incurred by reason of the sale of any Diamond Standard Bars and Coins or other assets of the Trust. However, the preceding liability exclusion will not protect the Sponsor against any liability resulting from its own gross negligence, willful misconduct or bad faith in the performance of its duties.

The Sponsor and its members, managers, directors, officers, employees, affiliates (as such term is defined under the Securities Act) and subsidiaries shall be indemnified from the Trust and held harmless against any loss, liability or expense incurred without (1) gross negligence, bad faith, willful misconduct or willful malfeasance on the part of such indemnified party arising out of or in connection with the performance of its obligations under the Trust Agreement and under each other agreement entered into by the Sponsor in furtherance of the administration of the Trust (including, without limiting the scope of the foregoing, the Trust Custody Account Agreement and any Authorized Participant Agreement) or any actions taken in accordance with the provisions of the Trust Agreement or (2) reckless disregard on the part of such indemnified party of its obligations and duties under the Trust Agreement. Such indemnity shall include payment from the Trust of the costs and expenses incurred by such indemnified party in defending itself against any claim or liability in its capacity as Sponsor. Any amounts payable to an indemnified party may be payable in advance or shall be secured by a lien on the Trust. The Sponsor may, in its discretion, undertake any action which it may deem necessary or desirable in respect of the Trust Agreement and the interests of the Shareholders and, in such event, the legal expenses and costs of any such actions shall be expenses and costs of the Trust and the Sponsor shall be entitled to be reimbursed therefor by the Trust.

The Sponsor may rely on all information provided by the Trustee for securities filings, including a free writing prospectus or marketing materials. If such information is incorrect or omits material information and is the foundation for a claim against the Sponsor, the Sponsor may be entitled to indemnification from the Trust.

Successor sponsors

If the Sponsor is adjudged bankrupt or insolvent, or a receiver of the Sponsor or of its property is appointed, or a trustee or liquidator or any public officer takes charge or control of the Sponsor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, the Trustee may terminate and liquidate the Trust and distribute its remaining assets. The Trustee has no obligation to appoint a successor sponsor or to assume the duties of the Sponsor and will have no liability to any person because the Trust is or is not terminated as described in the preceding sentence.

The Trustee

This section summarizes some of the important provisions of the Trust Agreement which apply to the Trustee. For a general description of the Trustee's role concerning the Trust, see "The Trustee—The Trustee's Role."

Qualifications of the Trustee

The Trustee and any successor trustee must be (1) a bank, trust company, corporation or national banking association organized and doing business under the laws of the United States or any of its states, and authorized under such laws to exercise corporate trust powers, (2) a DTC Participant or such other securities depository as shall then be acting with respect to the Shares and (3), unless counsel to the Sponsor, the appointment of which is acceptable to the Trustee, determines that such requirement is not necessary for the exception under section 408(m)(3)(B) of the United States Internal Revenue Code of 1986, as amended (Code), to apply, a banking institution as defined in Code section 408(n). The Trustee and any successor trustee must have, at all times, an aggregate capital, surplus, and undivided profits of at least $[___] million.

General duty of care of Trustee

The Trustee is a fiduciary under the Trust Agreement; provided, however, that the fiduciary duties and responsibilities and liabilities of the Trustee are limited by, and are only those specifically set forth in, the Trust Agreement. For limitations of the fiduciary duties of the Trustee, see the limitations on liability set forth in "The Trustee—Limitation on Trustee's liability" and "The Trustee—Trustee's liability for custodial services and agents."

Limitation on Trustee's liability

The Trustee will not be liable for the disposition of Diamond Standard Bars and Coins or moneys, or in respect of any evaluation which it makes under the Trust Agreement or otherwise, or for any action taken or omitted or for any loss or injury resulting from its actions or its performance or lack of performance of its duties under the Trust Agreement in the absence of gross negligence, willful misconduct or bad faith on its part. In no event will the Trustee be liable for acting in accordance with or conclusively relying upon any instruction, notice, demand, certificate or document (a) from the Sponsor or a Physical Custodian or any entity acting on behalf of either which the Trustee believes is given as authorized by the Trust Agreement or the Trust Custody Account Agreement, respectively; or (b) from or on behalf of any Authorized Participant which the Trustee believes is given pursuant to or is authorized by an Authorized Participant Agreement (provided that the Trustee has complied with the verification procedures specified in the Authorized Participant Agreement). In no event will the Trustee be liable for acting or omitting to act in reliance upon the advice of or information from legal counsel, accountants or any other person believed by it in good faith to be competent to give such advice or information. In addition, the Trustee will not be liable for any delay in performance or for the non-performance of any of its obligations under the Trust Agreement by reason of causes beyond its reasonable control, including acts of God, war or terrorism. The Trustee will not be liable for any indirect, consequential, punitive or special damages, regardless of the form of action and whether or not any such damages were foreseeable or contemplated, or for an amount in excess of the value of the Trust's assets.

Trustee's liability for custodial services and agents

The Trustee will not be answerable for the default of the Physical Custodian, Digital Custodian, or any custodian of the Trust's Diamond Standard Bars and Coins employed at the direction of the Sponsor or selected by the Trustee with reasonable care. The Trustee does not monitor the performance of the Physical Custodian other than to review the reports provided by the Physical Custodian pursuant to the Trust Custody Account Agreement. The Trustee may also employ custodians for Trust assets other than Diamond Standard Bars and Coins (*i.e.*, cash), agents, attorneys, accountants, auditors and other professionals and shall not be answerable for the default or misconduct of any of them if they were selected with reasonable care. The fees and expenses charged by custodians for the custody of Diamond Standard Bars and Coins and related services, agents, attorneys, accountants, auditors or other professionals, and expenses reimbursable to any custodian under the Trust Custody Account Agreement authorized by the Trust Agreement, exclusive of fees for services to be performed by the Trustee, will be expenses of the Sponsor or the Trust. Fees paid for the custody of assets other than Diamond Standard Bars and Coins will be an expense of the Trustee.

Taxes

The Trustee will not be personally liable for any taxes or other governmental charges imposed upon the Diamond Standard Bars and Coins or its custody, moneys or other Trust assets, or on the income therefrom or the sale or proceeds of the sale thereof, or upon it as Trustee or upon or in respect of the Trust or the Shares which it may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction in the premises. For all such taxes and charges and for any expenses, including counsel's fees, which the Trustee may sustain or incur with respect to such taxes or charges, the Trustee will be reimbursed and indemnified out of the Trust's assets and the payment of such amounts shall be secured by a lien on the Trust.

Indemnification of the Trustee

The Trustee, its directors, employees and agents shall be indemnified from the Trust and held harmless against any loss, liability or expense (including, but not limited to, the reasonable fees and expenses of counsel) arising out of or in connection with the performance of its obligations under the Trust Agreement and under each other agreement entered into by the Trustee in furtherance of the administration of the Trust (including, without limiting the scope of the foregoing, the Trust Custody Account Agreements and any Authorized Participant Agreement, including the Trustee's indemnification obligations under these agreements) or by reason of the Trustee's acceptance of the Trust incurred without (1) gross negligence, bad faith, willful misconduct or willful malfeasance on the part of such indemnified party in connection with the performance of its obligations under the Trust Agreement or any such other agreement or any actions taken in accordance with the provisions of the Trust Agreement or any such other agreement or (2) reckless disregard on the part of such indemnified party of its obligations and duties under the Trust Agreement or any such other agreement. Such indemnity shall include payment from the Trust of the costs and expenses incurred by such indemnified party in defending itself against any claim or liability in its capacity as Trustee. Any amounts payable to an indemnified party may be payable in advance or shall be secured by a lien on the Trust.

Indemnity for actions taken to protect the Trust

The Trustee is under no obligation to appear in, prosecute or defend any action that in its opinion may involve it in expense or liability, unless it is furnished with reasonable security and indemnity against the expense or liability. The Trustee's costs resulting from the Trustee's appearance in, prosecution of or defense of any such action are deductible from and will constitute a lien against the Trust's assets. Subject to the preceding conditions, the Trustee shall, in its discretion, undertake such action as it may deem necessary to protect the Trust and the rights and interests of all Shareholders pursuant to the terms of the Trust Agreement.

Protection for amounts due to Trustee

If any fees or costs owed to the Trustee under the Trust Agreement are not paid when due by the Sponsor, the Trustee may sell or otherwise dispose of any Trust assets (including Diamond Standard Bars and Coins) and pay itself from the proceeds provided, however, that the Trustee may not charge to the Trust unpaid fees owed to the Trustee by the Sponsor in excess of the fees payable to the Sponsor by the Trust without regard to any waiver by the Sponsor of its fees. As security for all obligations owed to the Trustee under the Trust Agreement, the Trustee is granted a continuing security interest in, and a lien on, the Trust's assets and all Trust distributions.

Holding of Trust property other than Diamond Standard Bars and Coins

The Trustee will hold and record the ownership of the Trust's assets in a manner so that it will be owned by the Trust and the Trustee as trustee thereof for the benefit of the Shareholders for the purposes of, and subject to and limited by the terms and conditions set forth in, the Trust Agreement. Other than issuance of the Shares, the Trust shall not issue or sell any certificates or other obligations or, except as provided in the Trust Agreement, otherwise incur, assume or guarantee any indebtedness for money borrowed.

The Trust will hold only Diamond Standard Bars and Coins, and, from time to time, may also hold cash in certain limited circumstances. All moneys, if any, held by the Trustee shall be held by it, without interest thereon or investment thereof, as a deposit for the account of the Trust. Such monies held shall be deemed segregated by maintaining such monies in an account or accounts for the exclusive benefit of the Trust. The Trustee may also employ sub-custodians or other custodians for such Trust assets, agents, attorneys, accountants, auditors and other professionals and shall not be answerable for the default or misconduct of any such custodians, agents, attorneys, accountants, auditors and other professionals if such custodians, agents, attorneys, accountants, auditors or other professionals shall have been selected with reasonable care.

Resignation, discharge or removal of Trustee; successor trustees

The Trustee may at any time resign as Trustee by written notice of its election so to do, delivered to the Sponsor, and such resignation shall take effect upon the appointment of a successor trustee and its acceptance of such appointment.

The Sponsor may remove the Trustee in its discretion on the third anniversary of the date of the Trust Agreement by written notice delivered to the Trustee at least 90 days prior to such date or, thereafter, on the last day of any subsequent three-year period by written notice delivered to the Trustee at least 90 days prior to such date.

The Sponsor may also remove the Trustee at any time if the Trustee (1) ceases to be a Qualified Bank (as defined below), (2) is in material breach of its obligations under the Trust Agreement and fails to cure such breach within 30 days after receipt of written notice from the Sponsor or Shareholders acting on behalf of at least 25% of the outstanding Shares specifying such default and requiring the Trustee to cure such default, or (3) fails to consent to the implementation of an amendment to the Trust's initial Internal Control Over Financial Reporting deemed necessary by the Sponsor and, after consultations with the Sponsor, the Sponsor and the Trustee fail to resolve their differences regarding such proposed amendment. Under such circumstances, the Sponsor, acting on behalf of the Shareholders, may remove the Trustee by written notice delivered to the Trustee and such removal shall take effect upon the appointment of a successor trustee and its acceptance of such appointment.

A "Qualified Bank" means a bank, trust company, corporation or national banking association organized and doing business under the laws of the United States or any State of the United States that is authorized under those laws to exercise corporate trust powers and that (i) is a DTC Participant or a participant in such other depository as is then acting with respect to the Shares; (ii) unless counsel to the Sponsor, the appointment of which is acceptable to the Trustee, determines that the following requirement is not necessary for the exception under Section 408(m) of the Code, to apply, is a banking institution as defined in Section 408(n) of the Code and (iii) had, as of the date of its most recent annual financial statements, an aggregate capital, surplus and undivided profits of at least $250 million.

The Sponsor may also remove the Trustee at any time if the Trustee merges into, consolidates with or is converted into another corporation or entity in a transaction in which the Trustee is not the surviving entity. The surviving entity from such a transaction shall be the successor of the Trustee without the execution or filing of any document or any further act; however, during the 90-day period following the effectiveness of such transaction, the Sponsor may, by written notice to the Trustee, remove the Trustee and designate a successor trustee.

If the Trustee resigns or is removed, the Sponsor, acting on behalf of the Shareholders, shall use its reasonable efforts to appoint a successor trustee, which shall be a Qualified Bank. Every successor trustee shall execute and deliver to its predecessor and to the Sponsor, acting on behalf of the Shareholders, an instrument in writing accepting its appointment hereunder, and thereupon such successor trustee, without any further act or deed, shall become fully vested with all the rights, powers, duties and obligations of its predecessor; but such predecessor, nevertheless, upon payment of all sums due it and on the written request of the Sponsor, acting on behalf of the Shareholders, shall execute and deliver an instrument transferring to such successor all rights and powers of such predecessor hereunder, shall duly assign, transfer and deliver all right, title and interest in the Trust's assets to such successor, and shall deliver to such successor a list of the Shareholders of all outstanding Shares. The Sponsor or any such successor trustee shall promptly mail notice of the appointment of such successor trustee to the Shareholders.

If the Trustee resigns and no successor trustee is appointed within 60 days after the date the Trustee issues its notice of resignation, the Trustee will terminate and liquidate the Trust and distribute its remaining assets.

The Physical Custodian and Custody of the Trust's Diamond Standard Bars and Coins

This section summarizes some of the important provisions of the Trust Agreement which apply to the Physical Custodian and the custody of the Trust's Diamond Standard Bars and Coins. For a general description of the Physical Custodian's role, see "The Physical Custodian—The Physical Custodian's Role." For more information on the custody of the Trust's Diamond Standard Bars and Coins, see "Custody of the Trust's Diamond Standard Bars and Coins" and "Description of the Trust Custody Account Agreements."

The Trustee, on behalf of the Trust, will enter into the Trust Custody Account Agreement with the Physical Custodian, under which the Physical Custodian will maintain the Trust Custody Account. The Physical Custodian will also enter into agreements with and maintain the Sponsor Custody Account and each Authorized Participant Custody Account for the Sponsor and each Authorized Participant, respectively.

If upon the resignation of any custodian there would be no custodian acting pursuant to the Trust Custody Account Agreement, the Trustee shall, promptly after receiving notice of such resignation, appoint a substitute custodian or custodians selected by the Sponsor pursuant to the Trust Custody Account Agreement approved by the Sponsor (provided, however, that the rights and duties of the Trustee under the Trust Agreement and such Trust Custody Account Agreement shall not be materially altered without its consent). When directed by the Sponsor or if the Trustee in its discretion determines that it is in the best interest of the Shareholders to do so and with the written approval of the Sponsor (which approval shall not be unreasonably withheld or delayed), the Trustee shall appoint a substitute or additional custodian or custodians, which shall thereafter be one of the custodians under the Trust Agreement. After the entry into the Trust Custody Account Agreement, the Trustee shall not enter into or amend any Trust Custody Account Agreement with a custodian without the written approval of the Sponsor (which approval shall not be unreasonably withheld or delayed). When instructed by the Sponsor, the Trustee shall demand that a custodian of the Trust deliver such of the Trust's Diamond Standard Bars and Coins held by it as is requested of it to any other custodian or such substitute or additional custodian or custodians directed by the Sponsor. Each such substitute or additional custodian shall forthwith upon its appointment, enter into a Trust Custody Account Agreement in form and substance approved by the Sponsor.

The Sponsor will appoint accountants or other inspectors to monitor the accounts and operations of the Physical Custodian and any successor custodian or additional custodian and for enforcing the obligations of each such custodian as is necessary to protect the Trust and the rights and interests of the Shareholders. The Trustee has no obligation to monitor the activities of any Physical Custodian other than to receive and review such reports of the Diamond Standard Bars and Coins held for the Trust by such Physical Custodian and of transactions in Diamond Standard Bars and Coins held for the account of the Trust made by such Physical Custodian pursuant to the Trust Custody Account Agreement. In the event that the Sponsor determines that the maintenance of Diamond Standard Bars and Coins with a particular custodian is not in the best interests of the Shareholders, the Sponsor will direct the Trustee to initiate action to remove the Diamond Standard Bars and Coins from the custody of such custodian or take such other action as the Trustee determines appropriate to safeguard the interests of the

Shareholders. However, see "The Trustee—The Trustee's Role" for a description of limitations on the ability of the Trustee to monitor the performance of the Physical Custodian. The Trustee shall have no liability for any such action taken at the direction of the Sponsor or, in the absence of such direction, any action taken by it in good faith. The Trustee's only contractual rights are to direct the Physical Custodian pursuant to the Trust Custody Account Agreement.

The Digital Custodian and Custody of the Trust's Diamond Standard Bars and Coins

This section summarizes some of the important provisions of the Trust Agreement which apply to the Digital Custodian and the custody of the Digital Tokens that Accompany the Trust's Diamond Standard Bars and Coins. For a general description of the Digital Custodian's role, see "The Digital Custodian—The Digital Custodian's Role." For more information on the custody of the Trust's Digital Tokens that Accompany the Diamond Standard Bars and Coins, see "Custody of the Trust's Digital Tokens that Accompany the Diamond Standard Bars and Coins" and "Description of the Trust Custody Account Agreements."

The Trustee, on behalf of the Trust, will enter into the Trust Custody Account Agreement with the Digital Custodian, under which the Digital Custodian will maintain the Trust Custody Account. The Digital Custodian will also enter into agreements with and maintain the Sponsor Custody Account and each Authorized Participant Custody Account for the Sponsor and each Authorized Participant, respectively.

If upon the resignation of any custodian there would be no custodian acting pursuant to the Trust Custody Account Agreement, the Trustee shall, promptly after receiving notice of such resignation, appoint a substitute custodian or custodians selected by the Sponsor pursuant to the Trust Custody Account Agreement approved by the Sponsor (provided, however, that the rights and duties of the Trustee under the Trust Agreement and such Trust Custody Account Agreement shall not be materially altered without its consent). When directed by the Sponsor or if the Trustee in its discretion determines that it is in the best interest of the Shareholders to do so and with the written approval of the Sponsor (which approval shall not be unreasonably withheld or delayed), the Trustee shall appoint a substitute or additional custodian or custodians, which shall thereafter be one of the custodians under the Trust Agreement. After the entry into the Trust Custody Account Agreement, the Trustee shall not enter into or amend any Trust Custody Account Agreement with a custodian without the written approval of the Sponsor (which approval shall not be unreasonably withheld or delayed). When instructed by the Sponsor, the Trustee shall demand that a custodian of the Trust deliver such of the Trust's Digital Tokens that Accompany the Diamond Standard Bars and Coins held by it as is requested of it to any other custodian or such substitute or additional custodian or custodians directed by the Sponsor. Each such substitute or additional custodian shall forthwith upon its appointment, enter into a Trust Custody Account Agreement in form and substance approved by the Sponsor.

The Sponsor will appoint accountants or other inspectors to monitor the accounts and operations of the Digital Custodian and any successor custodian or additional custodian and for enforcing the obligations of each such custodian as is necessary to protect the Trust and the rights and interests of the Shareholders. The Trustee has no obligation to monitor the activities of any Digital Custodian other than to receive and review such reports of the Diamond Standard Bars and Coins held for the Trust by such Digital Custodian and of transactions in the Digital Tokens that Accompany the Diamond Standard Bars and Coins held for the account of the Trust made by such Digital Custodian pursuant to the Trust Custody Account Agreement. In the event that the Sponsor determines that the maintenance of Digital Tokens that Accompany the Diamond Standard Bars and Coins with a particular custodian is not in the best interests of the Shareholders, the Sponsor will direct the Trustee to initiate action to remove the Digital Tokens that Accompany the Diamond Standard Bars and Coins from the custody of such custodian or take such other action as the Trustee determines appropriate to safeguard the interests of the Shareholders. However, see "The Trustee—The Trustee's Role" for a description of limitations on the ability of the Trustee to monitor the performance of the Digital Custodian. The Trustee shall have no liability for any such action taken at the direction of the Sponsor or, in the absence of such direction, any action taken by it in good faith. The Trustee's only contractual rights are to direct the Digital Custodian pursuant to the Trust Custody Account Agreement.

Valuation of Diamond Standard Bars and Coins, Definition of Net Asset Value and Adjusted Net Asset Value

Once the value of the Diamond Standard Bars and Coins has been determined, the Trustee will subtract all estimated accrued but unpaid fees (other than the fees accruing for such day on which the valuation takes place computed by reference to the value of the Trust or its assets), expenses and other liabilities of the Trust from the total value of the Diamond Standard Bars and Coins and all other assets of the Trust (other than any amounts credited to the Trust's reserve account, if established). The resulting figure is the ANAV of the Trust. The ANAV of the Trust is used to compute the Sponsor's Fee.

All fees accruing for the day on which the valuation takes place computed by reference to the value of the Trust or its assets shall be calculated using the ANAV calculated for such day on which the valuation takes place. The Trustee shall subtract from the ANAV the amount of accrued fees so computed for such day and the resulting figure is the NAV of the Trust. The Trustee will also determine the NAV per Share by dividing the NAV of the Trust by the number of the Shares outstanding as of the close of trading on NYSE ARCA (which includes the net number of any Shares created or redeemed on such evaluation day).

The Trustee's estimation of accrued but unpaid fees, expenses and liabilities will be conclusive upon all persons interested in the Trust and no revision or correction in any computation made under the Trust Agreement will be required by reason of any difference in amounts estimated from those actually paid.

The Sponsor and the Shareholders may rely on any evaluation furnished by the Trustee, and the Sponsor will have no responsibility for the evaluation's accuracy. The determinations the Trustee makes will be made in good faith upon the basis of, and the Trustee will not be liable for any errors contained in, information reasonably available to it. The Trustee will not be liable to the Sponsor, DTC, Authorized Participants, the Shareholders or any other person for errors in judgment. However, the preceding liability exclusion will not protect the Trustee against any liability resulting from bad faith or gross negligence in the performance of its duties.

Other Expenses

If at any time, other expenses are incurred outside the daily business of the Trust and the Sponsor's Fee, the Trustee will at the discretion of the Sponsor or in its own discretion sell the Trust's Diamond Standard Bars and Coins as necessary to pay such expenses; provided, however, that the Sponsor has agreed to advance payment of all Trust expenses not otherwise assumed by the Sponsor so as to permit the Trust to (i) transfer or sell Diamond Standard Bars and Coins only in whole Diamond Standard Bars and/or Coins, and (ii) limit its exposure to cash assets (*i.e.*, cash). The Trust shall not bear any expenses incurred in connection with the issuance and distribution of the Shares being registered, such expenses being paid by the Sponsor.

Sales of Diamond Standard Bars and Coins

The Trustee will sell Diamond Standard Bars and Coins to pay the Sponsor's Fee and any amounts advanced by the Sponsor to pay Trust expenses not assumed by the Sponsor. The Trustee will also, at the direction of the Sponsor or in its own discretion, sell the Trust's Diamond Standard Bars and Coins as necessary to pay the Trust's expenses not otherwise assumed or advanced by the Sponsor. The Sponsor's Fee and any amounts advanced by the Sponsor to pay Trust expenses may also be paid at the direction of the Sponsor through delivery of Diamond Standard Bars and Coins from the Trust Custody Account to the Sponsor Custody Account. When selling Diamond Standard Bars and Coins to pay fees and expenses, the Trustee will (i) sell Diamond Standard Bars and/or Coins, and (ii) endeavor to sell the fewest number of Diamond Standard Bars and/or Coins needed to pay fees and expenses in order to minimize the Trust's holdings of cash assets. The Trustee will place orders with dealers (which may include the Physical Custodian and Authorized Participants) as directed by the Sponsor or, in the absence of such direction, with dealers through which the Trustee may reasonably expect to obtain a favorable price and good execution of orders. The Physical Custodian may be the purchaser of such Diamond Standard Bars and Coins only if the sale transaction is made at the next Fix Price or such other publicly available price that the Sponsor deems fair, in each case as set following the sale order. Neither the Trustee nor the Sponsor is liable for depreciation or loss incurred by reason of any sale. See "United States Federal Income Tax Consequences—Taxation of US Shareholders" for information on the tax treatment of Diamond Standard Bars and Coins sales.

The Trustee will also sell the Trust's Diamond Standard Bars and Coins if the Sponsor notifies the Trustee that sale is required by applicable law or regulation or in connection with the termination and liquidation of the Trust. The Trustee will not be liable or responsible in any way for depreciation or loss incurred by reason of any sale of Diamond Standard Bars and Coins directed by the Sponsor.

Any property received by the Trust other than Diamond Standard Bars and Coins or an amount receivable in cash (such as, for example, an insurance claim) will be promptly sold or otherwise disposed of by the Trustee at the direction of the Sponsor.

The Securities Depository; Book-Entry-Only System; Global Security

DTC will act as securities depository for the Shares. DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of section 17A of the Exchange Act. DTC was created to hold securities of DTC Participants and to facilitate the clearance and settlement of transactions in such securities among the DTC Participants through electronic book-entry changes. This eliminates the need for physical movement of securities certificates. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own DTC. Access to the DTC system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly. DTC is expected to agree with and represent to the DTC Participants that it will administer its book-entry system in accordance with its rules and by-laws and the requirements of law.

Individual certificates will not be issued for the Shares. Instead, one or more global certificates will be signed by the Trustee on behalf of the Trust, registered in the name of Cede & Co., as nominee for DTC, and deposited with the Trustee on behalf of DTC. The global certificates will evidence all of the Shares outstanding at any time. The representations, undertakings and agreements made on the part of the Trust in the global certificates are made and intended for the purpose of binding only the Trust and not the Trustee or the Sponsor individually.

Upon the settlement date of any creation, transfer or redemption of Shares, DTC will credit or debit, on its book-entry registration and transfer system, the number of the Shares so created, transferred or redeemed to the accounts of the appropriate DTC Participants. The Trustee and the Authorized Participants will designate the accounts to be credited and charged in the case of creation or redemption of Shares.

Beneficial ownership of the Shares will be limited to DTC Participants, Indirect Participants and persons holding interests through DTC Participants and Indirect Participants. Owners of beneficial interests in the Shares will be shown on, and the transfer of ownership will be effected only through, records maintained by DTC (with respect to DTC Participants), the records of DTC Participants (with respect to Indirect Participants), and the records of Indirect Participants (with respect to Shareholders that are not DTC Participants or Indirect Participants). Shareholders are expected to receive from or through the DTC Participant maintaining the account through which the Shareholder has purchased their Shares a written confirmation relating to such purchase.

Shareholders that are not DTC Participants may transfer the Shares through DTC by instructing the DTC Participant or Indirect Participant through which the Shareholders hold their Shares to transfer the Shares. Shareholders that are DTC Participants may transfer the Shares by instructing DTC in accordance with the rules of DTC. Transfers will be made in accordance with standard securities industry practice.

DTC may decide to discontinue providing its service with respect to Share Baskets and/or the Shares by giving notice to the Trustee and the Sponsor. Under such circumstances, the Sponsor will find a replacement for DTC to perform its functions at a comparable cost or, if a replacement is unavailable, the Trustee will terminate the Trust.

The rights of the Shareholders generally must be exercised by DTC Participants acting on their behalf in accordance with the rules and procedures of DTC. Because the Shares can only be held in book-entry form through DTC and DTC Participants, investors must rely on DTC, DTC Participants and any other financial intermediary through which they hold the Shares to receive the benefits and exercise the rights described in this section. Investors should consult with their broker or financial institution to find out about procedures and requirements for securities held in book-entry form through DTC.

Share Splits

If the Sponsor believes that the per Share price in the secondary market for Shares has fallen outside a desirable trading price range, the Sponsor may direct the Trustee to declare a split or reverse split in the number of Shares outstanding and to make a corresponding change in the number of Shares constituting a Share Basket.

Books and Records

The Trustee will keep proper books of record and account of the Trust at its office located in New York, New York or such office as it may subsequently designate. These books and records are open to inspection by any person who establishes to the Trustee's satisfaction that such person is a Shareholder at all reasonable times during the usual business hours of the Trustee.

The Trustee will keep a copy of the Trust Agreement on file in its office which will be available for inspection on reasonable advance notice at all reasonable times during its usual business hours by any Shareholder.

Statements, Filings and Reports

After the end of each fiscal year, the Sponsor will cause to be prepared an annual report for the Trust containing audited financial statements. The annual report will be in such form and contain such information as will be required by applicable laws, rules and regulations and may contain such additional information which the Sponsor determines shall be included. The annual report shall be filed with the SEC and NYSE ARCA and shall be distributed to such persons and in such manner, as shall be required by applicable laws, rules and regulations.

The Sponsor is responsible for the registration and qualification of the Shares under the federal securities laws and any other securities and blue-sky laws of the US or any other jurisdiction as the Sponsor may select. The Sponsor will also prepare, or cause to be prepared, and file any periodic reports or updates required under the Exchange Act. The Trustee will assist and support the Sponsor in the preparation of such reports.

The accounts of the Trust will be audited, as required by law and as may be directed by the Sponsor, by independent registered public accountants designated from time to time by the Sponsor. The accountants report will be furnished by the Trustee to Shareholders upon request.

The Trustee will make such elections, file such tax returns, and prepare, disseminate and file such tax reports, as it is advised to by its counsel or accountants or as required from time to time by any applicable statute, rule or regulation.

Fiscal Year

The fiscal year of the Trust will initially be the period ending December 31 of each year. The Sponsor may select an alternate fiscal year.

Termination of the Trust

The Trustee will set a date on which the Trust shall terminate and mail notice of the termination to the Shareholders at least 30 days prior to the date set for termination if any of the following occurs:

- The Trustee is notified that the Shares are delisted from NYSE ARCA and are not approved for listing on another national securities exchange within 20 business days of their delisting;

- The Fix Price is no longer calculated or available and a substitute pricing measure has not been identified within 20 business days.

- Shareholders acting in respect of at least 75% of the outstanding Shares notify the Trustee that they elect to terminate the Trust;

- 60 days have elapsed since the Trustee notified the Sponsor of the Trustee's election to resign and a successor trustee has not been appointed and accepted its appointment;

- any sole Physical Custodian then acting resigns or is removed and no successor custodian has been employed within 60 days of such resignation or removal;

- the SEC determines that the Trust is an investment company under the Investment Company Act of 1940 and the Trustee has actual knowledge of such determination;

- the CFTC determines that the Trust is a commodity pool under the CEA and the Trustee has actual knowledge of that determination;

- the CFTC determines that the Trust is a commodity pool under the CEA and the Trustee has actual knowledge of that determination;

- the aggregate market capitalization of the Trust, based on the closing price for the Shares, was less than $[___] million (as adjusted for inflation) at any time after the first anniversary after the Trust's formation and the Trustee receives, within six months after the last of those trading days, notice from the Sponsor of its decision to terminate the Trust;

- the Trust fails to qualify for treatment, or ceases to be treated, for US federal income tax purposes, as a grantor trust, and the Trustee receives notice from the Sponsor that the Sponsor determines that, because of that tax treatment or change in tax treatment, termination of the Trust is advisable;

- 60 days have elapsed since DTC ceased to act as depository with respect to the Shares and the Sponsor has not identified another depository which is willing to act in such capacity; or

- the Trustee elects to terminate the Trust after the Sponsor is deemed conclusively to have resigned effective immediately as a result of the Sponsor being adjudged bankrupt or insolvent, or a receiver of the Sponsor or of its property being appointed, or a trustee or liquidator or any public officer taking charge or control of the Sponsor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation.

On and after the date of termination of the Trust, the Shareholders will, upon (i) surrender of Shares then held, (ii) payment of the fee of the Trustee for the surrender of Shares, and (iii) payment of any applicable taxes or other governmental charges, be entitled to delivery of the amount of remaining Trust assets represented by those Shares. The Trustee shall not accept any deposits of Diamond Standard Bars and Coins after the date of termination. If any Shares remain outstanding after the date of termination, the Trustee thereafter shall discontinue the registration of transfers of Shares, shall not make any distributions to Shareholders, and shall not give any further notices or perform any further acts under the Trust Agreement, except that the Trustee will continue to collect distributions pertaining to Trust assets and hold the same uninvested and without liability for interest, pay the Trust's expenses and sell Diamond Standard Bars and Coins as necessary to meet those expenses and will continue to deliver Trust assets, together with any distributions received with respect thereto and the net proceeds of the sale of any other property, in exchange for Shares surrendered to the Trustee (after deducting or upon payment of, in each case, the fee of the Trustee for the surrender of Shares, any expenses for the account of the Shareholders in accordance with the terms and conditions of the Trust Agreement, and any applicable taxes or other governmental charges).

At any time after the expiration of 90 days following the date of termination of the Trust, the Trustee shall sell the Trust assets then held under the Trust Agreement and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by the Trustee under the Trust Agreement, without liability for interest, for the pro rata benefit of the Shareholders that have not theretofore surrendered their Shares. After making such sale, the Trustee shall be discharged from all obligations under the Trust Agreement, except to account for such net proceeds and other cash (after deducting, in each case, any fees, expenses, taxes or other governmental charges payable by the Trust, the fee of the Trustee for the surrender of Shares and any expenses for the account of the Shareholders in accordance with the terms and conditions of the Trust Agreement, and any applicable taxes or other governmental charges). Upon the termination of the Trust, the Sponsor shall be discharged from all obligations under the Trust Agreement except for its certain obligations to the Trustee that survive termination of the Trust Agreement.

Amendments

The Trustee and the Sponsor may amend any provisions of the Trust Agreement without the consent of any Shareholder. Any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees or other such expenses), or that otherwise prejudices any substantial existing right of the Shareholders will not become effective as to outstanding Shares until 30 days after notice of such amendment is given to the Shareholders. Amendments to allow redemption for quantities of Diamond Standard Bars and Coins smaller or larger than a Share Basket or to allow for the sale of Diamond Standard Bars and Coins to pay cash proceeds upon redemption shall not require notice pursuant to the preceding sentence. Every Shareholder, at the time any amendment so becomes effective, shall be deemed, by continuing to hold any Shares or an interest therein, to consent and agree to such amendment and to be bound by the Trust Agreement as amended thereby. In no event shall any amendment impair the right of the Shareholder to surrender Share Baskets and receive therefor the amount of Trust assets represented thereby, except in order to comply with mandatory provisions of applicable law.

Governing Law; Consent to New York Jurisdiction

The Trust Agreement, and the rights of the Sponsor, the Trustee, DTC (as registered owner of the Trust's global certificates for Shares) and the Shareholders under the Trust Agreement, are governed by the laws of the State of New York. The Sponsor, the Trustee and DTC and, by accepting Shares, each DTC Participant and each Shareholder, consents to the jurisdiction of the courts of the State of New York and any federal courts located in the borough of Manhattan in New York City. Such consent is not required for any person to assert a claim of New York jurisdiction over the Sponsor or the Trustee.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of certain material US federal income tax consequences that generally will apply to the purchase, ownership and disposition of Shares by a US Shareholder (as defined below), and certain US federal income tax consequences that may apply to an investment in Shares by a Non- US Shareholder (as defined below). The discussion below is based on the Code, Treasury Regulations promulgated under the Code and judicial and administrative interpretations of the Code, all as in effect on the date of this prospectus and all of which are subject to change either prospectively or retroactively. The tax treatment of Shareholders may vary depending upon their own particular circumstances. Certain Shareholders (including broker-dealers, traders, banks and other financial institutions, insurance companies, real estate investment trusts, tax-exempt entities, Shareholders whose functional currency is not the US dollar or other investors with special circumstances) may be subject to special rules not discussed below. In addition, the following discussion applies only to investors who will hold Shares as "capital assets" within the meaning of Code section 1221 and not as part of a straddle, hedging transaction or a conversion or constructive sale transaction. Moreover, the discussion below does not address the effect of any state, local or foreign tax law or any transfer tax on an owner of Shares.

Purchasers of Shares are urged to consult their own tax advisors with respect to all federal, state, local and foreign tax law or any transfer tax considerations potentially applicable to their investment in Shares.

For purposes of this discussion, a "US Shareholder" is a Shareholder that is:

- An individual who is treated as a citizen or resident of the United States for US federal income tax purposes;

- A corporation (or other entity treated as a corporation for US federal tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

- An estate, the income of which is includible in gross income for US federal income tax purposes regardless of its source; or

- A trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

A Shareholder that is not a US Shareholder as defined above (other than a partnership, or an entity treated as a partnership for US federal tax purposes) generally is considered a "Non-US Shareholder" for purposes of this discussion. For US federal income tax purposes, the treatment of any beneficial owner of an interest in a partnership, including any entity treated as a partnership for US federal income tax purposes, will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships and partners in partnerships should consult their tax advisors about the US federal income tax consequences of purchasing, owning and disposing of Shares.

Taxation of the Trust

It is expected that the Trust will be classified as a "grantor trust" for US federal income tax purposes and the remainder of this discussion assumes that the Trust will be so classified. Assuming the Trust is so classified, the Trust itself will not be subject to US federal income tax. Instead, the Trust's income and expenses will "flow through" to the Shareholders, and the Trustee will report the Trust's income, gains, losses and deductions to the Internal Revenue Service (the "IRS") on that basis.

Taxation of US Shareholders

Shareholders generally will be treated, for US federal income tax purposes, as if they directly owned a pro rata share of the underlying assets held in the Trust. Shareholders also will be treated as if they directly received their respective pro rata shares of the Trust's income, if any, and as if they directly incurred their respective pro rata shares of the Trust's expenses. In the case of a Shareholder that purchases Shares for cash, its initial tax basis in its pro rata share of the assets held in the Trust at the time it acquires its Shares will be equal to its cost of acquiring the Shares. In the case of a Shareholder that acquires its Shares as part of a creation, the delivery of Diamond Standard Bars and Coins to the Trust in exchange for the underlying Diamond Standard Bars and Coins represented by the Shares will not be a taxable event to the Shareholder, and the Shareholder's tax basis and holding period for the Shareholder's pro rata share of the Diamond Standard Bars and Coins held in the Trust will be the same as its tax basis and holding period for the Diamond Standard Bars and Coins delivered in exchange therefor (except to the extent of any cash contributed for such Shares). For purposes of this discussion, it is assumed that all of a Shareholder's Shares are acquired on the same date and at the same price per Share. Shareholders that hold multiple lots of Shares, or that are contemplating acquiring multiple lots of Shares, should consult their tax advisors as to the determination of the tax basis and holding period for the underlying Diamond Standard Bars and Coins related to such Shares.

When the Trust sells or transfers Diamond Standard Bars and Coins, for example to pay expenses, a Shareholder generally will recognize gain or loss in an amount equal to the difference between (1) the Shareholder's pro rata share of the amount realized by the Trust upon the sale or transfer and (2) the Shareholder's tax basis for its pro rata share of the Diamond Standard Bars and Coins that was sold or transferred, which gain or loss will generally be long-term or short-term capital gain or loss, depending upon whether the Shareholder has a holding period in its Shares of longer than one year. A Shareholder's tax basis for its share of any Diamond Standard Bars and Coins sold by the Trust generally will be determined by multiplying the Shareholder's total basis for its share of all of the Diamond Standard Bars and Coins held in the Trust immediately prior to the sale, by a fraction the numerator of which is the number of Diamond Standard Bars and Coins sold, and the denominator of which is the total amount of the Diamond Standard Bars and Coins held in the Trust immediately prior to the sale. After any such sale, a Shareholder's tax basis for its pro rata share of the Diamond Standard Bars and Coins remaining in the Trust will be equal to its tax basis for its share of the total amount of the Diamond Standard Bars and Coins held in the Trust immediately prior to the sale, less the portion of such basis allocable to its share of the Diamond Standard Bars and Coins that was sold.

Upon a Shareholder's sale of some or all of its Shares, the Shareholder will be treated as having sold the portion of its pro rata share of the Diamond Standard Bars and Coins held in the Trust at the time of the sale that is attributable to the Shares sold. Accordingly, the Shareholder generally will recognize gain or loss on the sale in an amount equal to the difference between (1) the amount realized pursuant to the sale of the Shares, and (2) the Shareholder's tax basis for the portion of its pro rata share of the Diamond Standard Bars and Coins held in the Trust at the time of sale that is attributable to the Shares sold, as determined in the manner described in the preceding paragraph.

A redemption of some or all of a Shareholder's Shares in exchange for the underlying Diamond Standard Bars and Coins represented by the Shares redeemed generally will not be a taxable event to the Shareholder. The Shareholder's tax basis for the Diamond Standard Bars and Coins received in the redemption generally will be the same as the Shareholder's tax basis for the portion of its pro rata share of the Diamond Standard Bars and Coins held in the Trust immediately prior to the redemption that is attributable to the Shares redeemed. The Shareholder's holding period with respect to the Diamond Standard Bars and Coins received should include the period during which the Shareholder held the Shares redeemed. A subsequent sale of the Diamond Standard Bars and Coins received by the Shareholder will be a taxable event.

After any sale or redemption of less than all of a Shareholder's Shares, the Shareholder's tax basis for its pro rata share of the Diamond Standard Bars and Coins held in the Trust immediately after such sale or redemption generally will be equal to its tax basis for its share of the total amount of the Diamond Standard Bars and Coins held in the Trust immediately prior to the sale or redemption, less the portion of such basis which is taken into account in determining the amount of gain or loss recognized by the Shareholder upon such sale or, in the case of a redemption, which is treated as the basis of the Diamond Standard Bars and Coins received by the Shareholder in the redemption.

Maximum 28% Long-Term Capital Gains Tax Rate for US Shareholders who are Individuals

Under current law, gains recognized by individuals from the sale of "collectibles," including Diamond Standard Bars and Coins, held for more than one year are taxed at a maximum federal income tax rate of 28%, rather than the 15% or 20% rate (depending on whether the individual's income exceeds certain threshold amounts) applicable to most other long-term capital gains. For these purposes, gain recognized by an individual upon the sale of an interest in a trust that holds collectibles is treated as gain recognized on the sale of collectibles, to the extent that the gain is attributable to unrealized appreciation in value of the collectibles held by the trust. Therefore, any gain recognized by an individual US Shareholder attributable to a sale of Shares held for more than one year, or attributable to the Trust's sale of any Diamond Standard Bars and Coins which the Shareholder is treated (through its ownership of Shares) as having held for more than one year, generally will be taxed at a maximum rate of 28%. The tax rates for capital gains recognized upon the sale of assets held by an individual US Shareholder for one year or less or by a taxpayer other than an individual US taxpayer are generally the same as those at which ordinary income is taxed.

Medicare Tax

An additional 3.8% Medicare tax will be imposed on certain net investment income of U.S. individuals, estates and trusts to the extent that such person's "modified adjusted gross income" (in the case of an individual) or "adjusted gross income" (in the case of an estate or trust) exceeds certain threshold amounts. Shareholders should consult their own tax advisers regarding the effect, if any, this provision may have on their investment in Shares.

Brokerage Fees and Trust Expenses

Any brokerage or other Transaction Fee incurred by a Shareholder in purchasing Shares will be treated as part of the Shareholder's tax basis in the underlying assets of the Trust. Similarly, any brokerage fee incurred by a Shareholder in selling Shares will reduce the amount realized by the Shareholder with respect to the sale.

Shareholders will be required to recognize gain or loss upon a sale of Diamond Standard Bars and Coins by the Trust (as discussed above), even though some or all of the proceeds of such sale are used by the Trustee to pay Trust expenses. Shareholders may deduct their respective pro rata shares of each expense incurred by the Trust to the same extent as if they directly incurred the expense. Shareholders who are individuals, estates or trusts, however, may be required to treat some or all of the expenses of the

Trust, to the extent that such expenses may be deducted, as miscellaneous itemized deductions. Individuals may deduct certain miscellaneous itemized deductions only to the extent they exceed 2% of adjusted gross income. In addition, such deductions may be subject to further limitations under applicable provisions of the Code and may not be deductible at all for alternative minimum tax purposes.

Investment by Regulated Investment Companies

An investment in Shares may be considered an investment in the underlying Diamond Standard Bars and Coins for purposes of the asset and income tests that must be satisfied by mutual funds and other investment vehicles that are "regulated investment companies" within the meaning of Code section 851, notwithstanding that the Shares are a "security" within the meaning of the Investment Company Act of 1940. As a result, an investment in Shares may not be appropriate for investors that are regulated investment companies. Such investors should consult their own independent tax advisers regarding the extent to which an investment in Shares, to a limited extent, might nevertheless be consistent with preservation of their qualification as a "regulated investment company" under the Code.

United States Information Reporting and Backup Withholding for US and Non-US Shareholders

The Trustee or the appropriate broker will file certain information returns with the IRS, and provide certain tax-related information to Shareholders, in accordance with applicable Treasury Regulations. Each Shareholder will be provided with information regarding its allocable portion of the Trust's annual income (if any) and expenses.

A US Shareholder may be subject to US backup withholding tax in certain circumstances unless it provides its taxpayer identification number and complies with certain certification procedures. Non-US Shareholders may have to comply with certification procedures to establish that they are not a US person in order to avoid the information reporting and backup withholding tax requirements.

The amount of any backup withholding will be allowed as a credit against a Shareholder's US federal income tax liability and may entitle such a Shareholder to a refund, provided that the required information is furnished to the IRS.

Income Taxation of Non-US Shareholders

The Trust does not expect to generate taxable income except for gain (if any) upon the sale of Diamond Standard Bars and Coins. A Non-US Shareholder generally will not be subject to US federal income tax with respect to gain recognized upon the sale or other disposition of Shares, or upon the sale of Diamond Standard Bars and Coins by the Trust, unless (1) the Non-US Shareholder is an individual and is present in the United States for 183 days or more during the taxable year of the sale or other disposition, and the gain is treated as being from United States sources; or (2) the gain is effectively connected with the conduct by the Non-US Shareholder of a trade or business in the United States.

Taxation in Jurisdictions other than the United States

Prospective purchasers of Shares that are based in or acting out of a jurisdiction other than the United States are advised to consult their own tax advisers as to the tax consequences, under the laws of such jurisdiction (or any other jurisdiction not being the United States to which they are subject), of their purchase, holding, sale and redemption of or any other dealing in Shares and, in particular, as to whether any value added tax, other consumption tax or transfer tax is payable in relation to such purchase, holding, sale, redemption or other dealing.

ERISA AND RELATED CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended (ERISA), and/or Code section 4975 impose certain requirements on employee benefit plans and certain other plans and arrangements, including individual retirement accounts and annuities, Keogh plans, and certain collective investment funds or insurance company general or separate accounts in which such plans or arrangements are invested, that are subject to ERISA and/or the Code (collectively, "Plans"), and on persons who are fiduciaries with respect to the investment of assets treated as "plan assets" of a Plan. Government plans and some church plans are not subject to the fiduciary responsibility provisions of ERISA or the provisions of section 4975 of the Code but may be subject to substantially similar rules under state or other federal law.

In contemplating an investment of a portion of Plan assets in Shares, the Plan fiduciary responsible for making such investment should carefully consider, taking into account the facts and circumstances of the Plan, the "Risk Factors" discussed above and whether such investment is consistent with its fiduciary responsibilities, including, but not limited to (1) whether the fiduciary has the authority to make the investment under the appropriate governing plan instrument, (2) whether the investment would constitute a direct or indirect non-exempt prohibited transaction with a party in interest, (3) the Plan's funding objectives, and (4) whether under the general fiduciary standards of investment prudence and diversification such investment is appropriate for the Plan, taking into account the overall investment policy of the Plan, the composition of the Plan's investment portfolio and the Plan's need for sufficient liquidity to pay benefits when due.

It is anticipated that the Shares will constitute "publicly-held offered securities" as defined in Department of Labor Regulations §2510.3-101(b)(2). Accordingly, Shares purchased by a Plan, and not the Plan's interest in the underlying Diamond Standard Bars and Coins held in the Trust represented by the Shares, should be treated as assets of the Plan, for purposes of applying the "fiduciary responsibility" and "prohibited transaction" rules of ERISA and the Code.

Investment by Certain Retirement Plans

Code section 408(m) provides that the acquisition of a "collectible" by an individual retirement account ("IRA") or a participant-directed account maintained under any plan that is tax-qualified under Code section 401(a) is treated as a taxable distribution from the account to the owner of the IRA, or to the participant for whom the plan account is maintained, of an amount equal to the cost to the account of acquiring the collectible. The IRS has issued private letter rulings to the effect that a purchase of shares in a trust holding precious metals by an IRA, or by a participant-directed account under a Code section 401(a) plan, will not be treated as resulting in a taxable distribution to the IRA owner or plan participant under Code section 408(m). However, if any of the Shares so purchased are distributed from the IRA or plan account to the IRA owner or plan participant, or if any Diamond Standard Bars and Coins received by such IRA or plan account upon the redemption of any of the Shares purchased by it, the Shares or Diamond Standard Bars and Coins so distributed will be subject to federal income tax in the year of distribution, to the extent provided under the applicable provisions of Code sections 408(d), 408(m) or 402.

PLAN OF DISTRIBUTION

In addition to, and independent of the initial purchases by the Initial Purchaser (described below), the Trust will issue Shares in Share Baskets to Authorized Participants in exchange for deposits of Diamond Standard Bars and Coins on a continuous basis. The Trust will not issue fractions of a Share Basket. Because new Shares can be created and issued on an ongoing basis, at any point during the life of the Trust, a "distribution," as such term is used in the Securities Act, will be occurring. Broker-dealers and other persons are cautioned that some of their activities will result in their being deemed participants in a distribution in a manner which would render them statutory underwriters and subject them to the prospectus-delivery and liability provisions of the Securities Act. For example, a broker-dealer firm or its client will be deemed a statutory underwriter if it purchases a Share Basket from the Trust, breaks the Share Basket down into the constituent Shares and sells the Shares directly to its customers; or if it chooses to couple the creation of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for the Shares. A determination of whether a particular market participant is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that could lead to designation as an underwriter.

The Initial Purchaser intends to distribute the initial Share Baskets. As a result, in the context of the distribution of the initial Share Baskets, the Initial Purchaser will be deemed to be an underwriter.

Investors that purchase Shares through a commission/fee-based brokerage account may pay commissions/fees charged by the brokerage account. Investors should review the terms of their brokerage accounts for details on applicable charges.

Dealers that are not "underwriters" but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an "unsold allotment" within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.

The Sponsor intends to qualify the Shares in states selected by the Sponsor and that sales be made through broker-dealers who are members of FINRA. Investors intending to create or redeem Share Baskets through Authorized Participants in transactions not involving a broker-dealer registered in such investor's state of domicile or residence should consult their legal advisor regarding applicable broker-dealer or securities regulatory requirements under the state securities laws prior to such creation or redemption.

On [____], 2020, the Initial Purchaser purchased 10,000 Shares which compose the initial Share Baskets. The Initial Purchaser intends to reoffer the initial Share Baskets at a per Share offering price that will vary, depending on, among other factors, the market price of Diamond Standard Bars and Coins and the trading price of the Shares on NYSE ARCA. The Initial Purchaser will not receive from the Trust, the Sponsor, the Trustee or any of their affiliates a fee or other compensation in connection with the sale of the Shares.

The Trust will not bear any expenses in connection with the offering or sales of the initial Share Baskets.

The offering of Share Baskets is being made in compliance with Conduct Rule 2310 of FINRA. Accordingly, the Initial Purchaser will not make any sales to any account over which it has discretionary authority without the prior written approval of a purchaser of Shares. Neither the Initial Purchaser nor the Authorized Participants will receive from the Trust or the Sponsor any compensation in connection with an offering or reoffering of the Shares. Accordingly, there is, and will be, no payment of underwriting compensation in connection with any such offering of Shares in excess of 10% of the gross proceeds of the offering.

Pursuant to a Marketing Agent Agreement ("Agent Agreement") between ALPS Distributors, Inc. ("Marketing Agent") and the Sponsor, the Marketing Agent will be paid by the Sponsor approximately $[__] per annum, plus any fees or disbursements incurred by the Marketing Agent in connection with its assistance to the Sponsor in the marketing of the Trust and its Shares. The maximum compensation the Marketing Agent may receive under this Agent Agreement, as a result of the Trust's offering, is estimated to be $[___], which includes $[___] (fees) and $[___] (expenses). The Trust is not responsible for the payment of any amounts to the Marketing Agent. The maximum compensation that will be paid for wholesaling salaries, as a result of this offering, is estimated to be $[___]. The Sponsor is solely responsible for the payment of these salaries. Under the Agent Agreement, the Marketing Agent will provide the following services to the Sponsor:

- Review marketing related legal documents and contracts;

- Consult with the Sponsor on the development of FINRA-compliant marketing campaigns;

- Consult with the Trust's legal counsel on free-writing prospectus materials and disclosures in all marketing materials;

- Review and file with FINRA marketing materials that are not free-writing prospectus materials;

- Register and oversee supervisory activities of the Sponsor's FINRA-licensed personnel; and

- Maintain books and records related to the Marketing Agent services provided.

The Shares are expected to trade on NYSE ARCA, subject to notice of issuance, under the symbol "DIAM."

The Initial Purchaser will not act as an Authorized Participant with respect to the initial Share Baskets, and its activities with respect to the initial Share Baskets will be distinct from those of an Authorized Participant.

LEGAL MATTERS

The validity of the Shares will be passed upon for the Sponsor by [   ] New York, New York, who, as special US tax counsel to the Trust, also rendered an opinion regarding the material US federal income tax consequences relating to the Shares.

EXPERTS

The financial statement included in this prospectus has been audited by [   ], an independent registered public accounting firm, as stated in their report appearing herein. Such financial statement is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

The Sponsor has filed on behalf of the Trust a registration statement on Form S-1 with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement (including the exhibits to the registration statement), parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information about the Trust or the Shares, please refer to the registration statement, which may be inspected, without charge, at the public reference facilities of the SEC at the below address or online at www.sec.gov, or obtained at prescribed rates from the public reference facilities of the SEC at the below address. Information about the Trust and the Shares can also be obtained from the Trust's website. The internet address of the Trust's website is www.diamondstandard.co. This internet address is only provided here as a convenience to the public to allow the public to access the Trust's website, and the information contained on or connected to the Trust's website is not part of this prospectus or the registration statement of which this prospectus is a part.

The Trust is subject to the informational requirements of the Exchange Act and the Sponsor, on behalf of the Trust, will file quarterly and annual reports and other information with the SEC. The Sponsor will file an updated prospectus annually for the Trust pursuant to the Securities Act. The reports and other information can be inspected at the public reference facilities of the SEC located at 100 F Street, NE, Washington, DC 20549 and online at www.sec.gov. Copies of such material may also be obtained from the public reference facilities of the SEC at 100 F Street, NE, Washington, DC 20549, at prescribed rates. More information concerning the operation of the public reference facilities of the SEC may obtained by calling the SEC at 1-800-SEC-0330 or visiting online at www.sec.gov.

GLOSSARY OF DEFINED TERMS

In this prospectus, each of the following quoted terms has the meanings set forth after such term:

"ANAV"—Adjusted NAV. See "Description of the Trust Agreement—Valuation of Diamond Standard Bars and Coins, Definition of Net Asset Value and Adjusted Net Asset Value" for a description of how the ANAV of the Trust is calculated. The ANAV of the Trust is used to calculate the fees of the Trustee and the Sponsor.

"Authorized Participant"—A person who (1) is a registered broker-dealer or other securities market participant such as a bank or other financial institution that is not required to register as a broker-dealer to engage in securities transactions, (2) is a DTC Participant, (3) has entered into an Authorized Participant Agreement with the Trustee and the Sponsor and (4) has entered into an Authorized Participant Custody Account Agreement with the Physical Custodian. Only Authorized Participants may place orders to create or redeem one or more Share Baskets.

"Authorized Participant Agreement"—An agreement entered into by each Authorized Participant, the Sponsor and the Trustee that provides the approved procedures for the creation and redemption of Share Baskets and for the delivery of the Diamond Standard Bars and Coins required for such creations and redemptions.

"Authorized Participant Custody Account"—A segregated custody account established with the Physical Custodian by an Authorized Participant. Each Authorized Participant's Authorized Participant Custody Account will be used to facilitate the transfer of Creation Basket Deposits and in-kind redemption distributions between the Trust and such Authorized Participant in connection with creation and redemption orders, respectively. The Authorized Participant Custody Account will be used in the processes for creation and redemption of shares to transfer the required number of Diamond Standard Bars and Coins between the Trust and the relevant Authorized Participant.

"Authorized Participant Custody Account Agreement"—The agreement between the Physical Custodian and an Authorized Participant that establishes an Authorized Participant Custody Account.

"Book Entry System"—The Federal Reserve Treasury Book Entry System for United States and federal agency securities.

"CEA"—Commodity Exchange Act, as amended.

"Grading Company"—Gemological Institute of America (the "GIA"), a third party non-profit organization. The Grading Company will inspect and grade each diamond before it is included in a Diamond Standard Bar or Coin, which is delivered in connection with the creation of Shares.

"CFTC"—Commodity Futures Trading Commission, an independent agency with the mandate to regulate commodity futures and option markets in the United States.

"Code"—The United States Internal Revenue Code of 1986, as amended.

"Creation Basket Deposit"—The total deposit of Diamond Standard Bars and Coins that is required to create a Share Basket. The deposit will be a number of Creation Units, being comprised of either two (2) Diamond Standard Bars, or twenty (20) Diamond Standard Coins, or one (1) Diamond Standard Bars plus ten (10) Diamond Standard Coins. Initially, the Diamond Standard Bars and Coins comprising a deposit shall be twenty (20) Diamond Standard Coins.

"Diamond Consolidator" —A pre-approved third-party diamond supplier that facilitates the creation of Diamond Standard Bars and Coins.

"Digital Custodian" or "[DIGITAL CUSTODIAN]"—[DIGITAL CUSTODIAN], a New York State-chartered, limited liability trust company. [DIGITAL CUSTODIAN] is the custodian of the Trust's digital asset tokens that accompany each Diamond Standard Bars or Coins. [DIGITAL CUSTODIAN] custodies the Trust's digital asset tokens that accompany each Diamond Standard Bars and Coins at its vaulting premises in Boston, MA.

"DTC"—The Depository Trust Company. DTC is a limited purpose trust company organized under New York law, a member of the US Federal Reserve System and a clearing agency registered with the SEC. DTC will act as the securities depository for the Shares.

"DTC Participant"—A participant in DTC, such as a bank, broker, dealer or trust company.

"Exchange" or "NYSE ARCA"— NYSE ARCA, the venue where Shares are listed and traded.

"Exchange Act" —The Securities Exchange Act of 1934, as amended.

"FINRA"—The Financial Industry Regulatory Authority, Inc.

"Diamond Standard Coin or Bar"—Two denominations of a new market traded, regulator approved physical commodity each containing a statistically optimized set of natural diamonds, acquired through a regulated loose diamond market-making process. All diamonds in a Diamond Standard Coin or Bar are natural, mined diamonds meeting the Required Delivery Standards, as established by Diamond Standard Ltd., and set forth in the Trust Agreement. The Required Delivery Standards are described in "Composition of Diamond Standard Bars and Coins." Each Diamond Standard Coin is designed to be financially fungible with every other Diamond Standard Coin, and each Diamond Standard Bar is designed to be financially fungible with every other Diamond Standard Bar, at all times. The issuance of a blockchain based digital asset token accompanying each physical commodity is regulated and overseen by the Bermuda Monetary Authority, which has issued a Digital Asset Business license to Diamond Standard Ltd. (pending approval), with internal audit services provided by Deloitte. The Diamond Standard Coin and Bar are traded in the spot market, through the listing and trading of its regulator licensed digital asset token, while the physical assets are held by approved custodians, on the Gemini Exchange, a New York State-chartered, limited liability trust company, overseen and licensed by New York State Department of Financial Services.

"GIA"—Established in 1931, GIA is an independent nonprofit that protects the gem and jewelry buying public through research, education and laboratory services. The Gemological Institute of America, an institution based in California and operating out of 14 countries worldwide, is dedicated to research and education in the field of gemology. Among the missions of the GIA are the establishment of diamond grading standards, research and education in the field of gemology and the training of GIA Graduate Gemologists.

"GIA Diamond Grading Report"—A diamond grading certification issued by the Gemological Institute of America that, using industry standard certification methodology, discloses a particular diamond's characteristics. A GIA Diamond Grading Report typically records the following information: (i) date of examination, (ii) unique report number, (iii) shape, (iv) measurements (to the nearest one-hundredth of a millimeter), (v) carat weight (to the nearest one-hundredth of a carat), (vi) depth percentage, (vii) table percentage, (viii) girdle thickness, (ix) culet size, (x) polish grade, (xi) symmetry grade, (xii) clarity grade, (xiii) color grade, (xiv) cut grade, (xv) fluorescence intensity, (xvi) General Comments (additional identifying characteristics or features outside of the above), (xvii) Diamond plot (showing all inclusions and blemishes found), and (xviii) proportion diagram (graphic representation of the diamond's actual proportions).

"Fix Price"— The average of the daily closing price on the CME Globex Exchange, of the soonest-expiring futures contract for delivery of ten (10) Diamond Standard Coins, and the soonest-expiring futures contract for delivery of one (1) Diamond Standard Bar.

"Fix Price Provider" – Bloomberg.

"Indirect Participants"—Those banks, brokers, dealers, trust companies and others who maintain, either directly or indirectly, a custodial relationship with a DTC Participant.

"Initial Purchaser"—The purchaser of the Seed Share Baskets acting solely in its capacity as purchaser of such Seed Share Baskets, and who is [_____].

"NAV"—Net asset value. See "Description of the Trust Agreement—Valuation of Diamond Standard Bars and Coins, Definition of Net Asset Value and Adjusted Net Asset Value" for a description of how the NAV of the Trust and the NAV per Share are calculated.

"Physical Custodian" or "[PHYS CUSTODIAN]"— [PHYS CUSTODIAN] is the custodian of the Trust's Diamond Standard Bars and Coins. [PHYS CUSTODIAN], as master custodian, custodies the Trust's Diamond Standard Bars and Coins at the vaulting premises of sub-custodian Dillon Gage in Wilmington Delaware.

"Required Delivery Standards"—The specifications set forth in the Trust Agreement for Diamond Standard Bars and Coins for the purposes of ensuring the fungibility of the diamond commodities. To comply with the Required Delivery Standards, all delivered Diamond Standard Bars and Coins must conform with the Diamond Standard and must be accompanied by regulator licensed BCB or BCC Token. The Required Delivery Standards are described generally in "Composition of Diamond Standard Bars and Coins."

"SEC" – Securities and Exchange Commission.

"Securities Act"—The Securities Act of 1933, as amended.

"Seed Share Baskets" or "initial Share Baskets"—The initial Share Basket of 100,000 shares issued to the Initial Purchaser in exchange for deposit into the Trust of twenty (20) Diamond Standard Coins in connection with the formation of the Trust.

"Share Basket"—The then-current number of shares equating to a Creation Unit is a "Share Basket," which is determined by the Market Price of a Creation unit, divided by the NAV per share of the Fund. For example, if the Market Price of a Diamond Standard Coin is $5,000, and the NAV per share is $10.00, the Share Basket would equal ($5,000 x 20) / $10 = 10,000 shares.

"Shareholders"—Owners of beneficial interests in the Shares.

"Shares"—Units of fractional undivided beneficial interest in and ownership of the Trust that are issued by the Trust and named "Diamond Standard Shares."

"Sponsor"— Diamond Standard, LLC, 22 W 48th Street, 9th Floor, New York NY 10036.

"Sponsor Custody Account"—The segregated diamond custody account, loco [   ], established with the Physical Custodian by the Sponsor. The Sponsor Custody Account will be used to facilitate the transfer of Diamond Standard Bars and Coins from the Trust to the Sponsor in payment of the Sponsor's Fee or Trust expenses advanced by the Sponsor.

"Sponsor's Fee"—The management fee payable by the Trust to the Sponsor in consideration of the management services and assumption of certain Trust expenses by the Sponsor. The Sponsor's Fee will accrue daily and will be payable at the option of the Sponsor in kind in Diamond Standard Bars and/ or Coins and/or in cash [monthly] in arrears, but only when the amount of the aggregate accrued and unpaid Sponsor's Fee plus any Trust expenses advanced by the Sponsor equals or exceeds the value of one Diamond Standard Coin.

"Transaction Fee"—The [$___] fee payable to the Trustee by an Authorized Participant upon the placement of a creation or redemption order. See "Creation and Redemption of Shares—Creation and Redemption Transaction Fee."

"Trust"—The Diamond Standard Trust, a common law trust, formed on September 18, 2020 under Delaware law pursuant to the Trust Agreement.

"Trust Agreement"—The Depositary Trust Agreement between the Sponsor and the Trustee under which the Trust is formed and which sets forth the rights and duties of the Sponsor, the Trustee and the Physical Custodian, and the Required Delivery Standards for Diamond Standard Bars and Coins held by the Trust.

"Trust Custody Account"—The segregated custody account, loco [   ], established with the Physical Custodian by the Trust through the Trust Custody Account Agreement. The Trust Custody Account is a segregated account that will be used to hold the Diamond Standard Bars and Coins deposited with the Trust, segregated from the assets of the Physical Custodian and other customers of the Physical Custodian held in the Physical Custodian's sub-custodian Dillon Gage, in the Dillon Gage Delaware vaulting premises.

"Trust Custody Account Agreement"—The agreement between the Trustee and the Physical Custodian that establishes the Trust Custody Account.

"Trustee" or "[TRUSTEE]"—[TRUSTEE], a banking corporation organized under the laws of the State of New York with trust powers. [TRUSTEE] is the trustee of the Trust.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sponsor, Trustee and the Shareholders of Diamond Standard Trust

[To be provided by amendment]

STATEMENT OF FINANCIAL CONDITION

Diamond Standard Trust
As of [___], 2020

Assets:		
Diamond inventory (fair value $[_____]		$ [___]
Total Assets		$ [___]
Liabilities and Shareholder's Equity		

Liabilities:		
Total Liabilities		$ —
Commitments and Contingent Liabilities (Note 6)		—
Redeemable Shares:		
Redeemable capital shares, no par value, unlimited amount authorized, [___],000 outstanding (at redemption value)		$ [___]
Shareholder's Equity:		
Retained earnings		—
Total Liabilities and Shareholder's Equity		$ [___]
The accompanying notes are an integral part of this financial statement.		

NOTES TO THE FINANCIAL STATEMENT

As of [___], 2020

1. **Organization**

The Diamond Standard Trust (the "Trust") is an investment trust formed on [___], 2020, under New York law pursuant to a trust agreement. The Trust holds Diamond Standard Bars and Coins and issues shares ("Shares") (in minimum blocks of the number of Shares equating to a Creation Unit, also referred to as "Share Baskets") in exchange for deposits of Diamond Standard Bars and Coins and distributes Diamond Standard Bars and Coins in connection with redemption of Share Baskets. The sponsor of the Trust is Diamond Standard, LLC. (the "Sponsor"), a Delaware limited liability company. The Sponsor is responsible for, among other things, overseeing the performance of [TRUSTEE] (the "Trustee") and the Trust's principal service providers. The Trustee is responsible for the day-to-day administration of the Trust.

[_____] is the Initial Purchaser and contributed [____] Diamond Standard Bars and [____] Diamond Standard Coins, in exchange for [__],000 Shares on [___], 2020. At contribution, the value of the Diamond Standard Bars deposited with the Trust was based on the Fix Price of a Diamond Standard Bar of $[___], and the value of the Diamond Standard Coins deposited with the Trust was based on the Fix Price of a Diamond Standard Coin of $[___]. The Initial Purchaser owns 100% of the outstanding Shares. The Initial Purchaser is not affiliated with the Sponsor or the Trustee.

The investment objective of the Trust is for the Shares to reflect the performance of the market price of diamonds, less the expenses of the Trust's operations. The Trust is designed to provide a vehicle for investors to own interests in Diamond Standard Bars and Coins.

The fiscal year end for the Trust is December 31.

2. **Significant Accounting Policies**

The following is a summary of significant accounting policies followed by the Trust.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires those responsible for preparing financial statements to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

A. **Valuation of Diamond Standard Bars and Coins**

The Trust's Diamond Standard Bars and Coins are held by [____] (the "Physical Custodian"), on behalf of the Trust, at its [   ] vaulting premises on a segregated basis. The BCC and BCB blockchain tokens that accompany each of the Trust's Diamond Standard Bars and Coins are held by

[____] (the "Digital Custodian"), on behalf of the Trust, at its [   ] vaulting premises on a segregated basis. The Trust's Diamond Standard Bars and Coins are valued, for financial statement purposes, at the lower of cost or market. The cost of Diamond Standard Bars and Coins are determined according to the market value based on the Fix Price published by The Price-Fixing Exchange, or such other publicly available price as the Sponsor may deem fairly represents the commercial value of the Trust's Diamond Standard Bars and Coins, used to determine the net asset value of the Trust. Realized gains and losses on sales of Diamond Standard Bars and Coins, or Diamond Standard Bars and Coins distributed for the redemption of Shares, are calculated on a trade date basis using average cost.

B.   Creations and Redemptions of Shares

The Trust expects to create and redeem Shares from time to time, but only in one or more Share Baskets. The Trust issues Shares in Share Baskets to certain authorized participants ("Authorized Participants") on an ongoing basis. The creation and redemption of Share Baskets is only made in exchange for the delivery to the Trust or the distribution by the Trust of the number of Diamond Standard Bars and Coins represented by the Share Baskets being created or redeemed, the number of which will be based on the combined net asset value of the number of Shares included in the Share Baskets being created or redeemed determined on the day the order to create or redeem Share Baskets is properly received.

Shares are issued and redeemed continuously in aggregations of 10,000 Shares in exchange for Diamond Standard Bars and Coins rather than cash. Individual investors cannot purchase or redeem Shares in direct transactions with the Trust. The Trust only deals with registered broker-dealers eligible to settle securities transactions through the book-entry facilities of the Depository Trust Company and which have entered into a contractual arrangement with the Trustee and the Sponsor governing, among other matters, the creation and redemption processes. The Trust and Authorized Participants settle creation and redemption through the delivery to or receipt of diamonds. Holders of Shares of the Trust may redeem their Shares at any time acting through an Authorized Participant and in the prescribed aggregations of 10,000 Shares; provided, that redemptions of Shares may be suspended during any period while regular trading on NYSE ARCA is suspended or restricted, or in which an emergency exists as a result of which delivery, disposal or evaluation of Diamond Standard Bars and Coins is not reasonably practicable.

The Shares are classified as "Redeemable Capital Shares" for financial statement purposes, since they are subject to redemption at the option of Authorized Participants. Outstanding Shares are reflected at redemption value, which represents the Trust's maximum obligation (based on NAV per Share), with the difference from historical cost recorded as an offsetting amount to Retained Earnings.

At [____], 2020, there are no Shares whose redemption value exceeds their historical value.

At [____], 2020, [__],000 Shares are outstanding.

The typical settlement period for Shares is three business days. In the event of a trade date at period end, where a settlement is pending, a respective account receivable and/or payable will be recorded.

The per-Share number of Diamond Standard Bars and Coins exchanged for a purchase or redemption is calculated daily by the Trustee, using the Fix Price, or such other publicly available price as the Sponsor may deem fairly represents the commercial value of the Trust's Diamond Standard Bars and Coins, for the Diamond Standard Bars and Coins being valued to calculate the Diamond Standard Bars and Coins amount in respect of any liabilities for which covering Diamond Standard Bars and Coins sales have not yet been made, and represents the per-Share number of Diamond Standard Bars and Coins held by the Trust, after giving effect to its liabilities, sales to cover expenses and liabilities and any losses that may have occurred.

When Diamond Standard Bars and Coins are exchanged in settlement of redemption, it is considered a sale of Diamond Standard Bars and Coins for financial statement purposes, with a gain or loss recognized currently.

For the purposes of creations and redemptions, NAV is computed by deducting all accrued fees, expenses and other liabilities of the Trust, including Sponsor's Fees, from the Fix Price of the Diamond Standard Bars and Coins held by the Trust.

C. Investment in Diamond Standard Bars and Coins

At [___], 2020, the Trust owned [___] Diamond Standard Bars, with a carrying value (lower of [cost or market] basis) of $[_____].

At [___], 2020, the Trust owned [___] Diamond Standard Coins, with a carrying value (lower of [cost or market] basis) of $[_____].

D. Expenses

The Trust will pay to the Sponsor a fee that will accrue daily at an annualized rate equal to [   ]% of the adjusted daily net asset value ("ANAV") of the Trust, paid [monthly] in arrears in Diamond Standard Bars and Coins and/or cash ("Sponsor's Fee").

E. Income Taxes

It is expected that the Trust will be classified as a "grantor trust" for US federal income tax purposes. Assuming the Trust is so classified, the Trust itself will not be subject to US federal income tax. Instead, the Trust's income and expenses will "flow through" to the Shareholders, and the Trustee will report the Trust's proceeds, income, deductions, gains, and losses to the Internal Revenue Service on that basis.

3. Organizational and Offering Costs

Expenses incurred in the organizing of the Trust and the initial offering of the Shares, including applicable SEC and FINRA registration fees, are estimated to be approximately $[_____], and will be borne directly by the Sponsor. The Trust will not be obligated to reimburse the Sponsor.

4.   **Related Parties—Sponsor, Trustee, Physical Custodian, Digital Custodian and Marketing Agent Fees**

The Sponsor is Diamond Standard, LLC. Fees are paid to the Sponsor as compensation for services performed under the Trust Agreement and for the following administrative and marketing expenses incurred by the Trust: the Trustee's fee and out-of-pocket expenses, the Physical Custodian's fee and reimbursement of the Physical Custodian expenses under the Trust Custody Account Agreement, the Digital Custodian's fee and reimbursement of the Digital Custodian expenses under the Trust Custody Account Agreement, marketing support fees and expenses, NYSE ARCA listing fees, SEC and FINRA registration fees, printing and mailing costs, maintenance expenses for the Trust's website, audit fees, other related costs and expenses, and up to $150,000 per annum in legal fees and expenses. The Sponsor's Fee will accrue daily at an annualized rate equal to [   ]% of the ANAV of the Trust and will be payable [monthly] in cash and/or in Diamond Standard Bars and Coins, in arrears; provided, however, that the Trust will only deliver Diamond Standard Bars and Coins in satisfaction of the Sponsor's Fee when the Sponsor's Fee, plus any amounts advanced by the Sponsor to pay Trust expenses, equals or exceeds the value of a Diamond Standard Coin.

The Sponsor, from time to time, may temporarily waive all or a portion of the Sponsor's Fee at its discretion for a stated period of time. Presently, the Sponsor intends not to waive any of its fee.

Affiliates of the Trustee may from time to time act as Authorized Participants or purchase or sell Diamond Standard Bars and Coins or Shares for their own account, as agent for their customers and for accounts over which they exercise investment discretion.

The Physical Custodian is [PHYS CUSTODIAN]. The Physical Custodian is responsible for the safekeeping of the Trust's Diamond Standard Bars and Coins deposited with it by Authorized Participants in connection with the creation of Share Baskets. The Physical Custodian also facilitates the transfer of Diamond Standard Bars and Coins in and out of the Trust through Diamond Standard Bars and Coins accounts it will maintain for the Trust and accounts it or another Diamond Standard Bars and Coins clearing bank will maintain for Authorized Participants. The general role, responsibilities and regulation of the Physical Custodian are further described in "The Physical Custodian" and "Custody of the Trust's Diamond Standard Bars and Coins."

The Physical Custodian and its affiliates may from time to time act as Authorized Participants or purchase or sell Diamond Standard Bars and Coins or Shares for their own account, as agent for their customers and for accounts over which they exercise investment discretion.

The Digital Custodian is [DIGITAL CUSTODIAN]. The Digital Custodian is responsible for the safekeeping of the BCB and BCC blockchain tokens that accompany each of the Trust's Diamond Standard Bars and Coins deposited with it by Authorized Participants in connection with the creation of Share Baskets. The Digital Custodian also facilitates the transfer of Diamond Standard Bars and Coins in and out of the Trust through Diamond Standard Bars and Coins accounts it will maintain for the Trust and accounts it or another Diamond Standard Bars and Coins clearing bank will maintain for Authorized

Participants. The general role, responsibilities and regulation of the Digital Custodian are further described in "The Digital Custodian" and "Custody of the Trust's Digital Tokens that Accompany the Diamond Standard Bars and Coins."

The Digital Custodian and its affiliates may from time to time act as Authorized Participants or purchase or sell Diamond Standard Bars and Coins or Shares for their own account, as agent for their customers and for accounts over which they exercise investment discretion.

5.   **Concentration of Risk**

The Trust's sole business activity is the investment in diamonds. Several factors could affect the price of Diamond Standard Bars and Coins: (i) investors' expectations with respect to the rate of inflation; (ii) currency exchange rates; (iii) interest rates; (iv) investment and trading activities of hedge funds and commodity funds; (v) global or regional political, economic or financial events and situations; and (vi) global demand and supply. Global supply and demand for Diamond Standard Bars and Coins is influenced by such factors as general economic influences on jewelry demand and production and cost levels in major diamond-producing regions. In addition, there is no assurance that Diamond Standard Bars and Coins will maintain their long-term value in terms of purchasing power in the future. In the event that the price of Diamond Standard Bars and Coins declines, the Sponsor expects the value of an investment in the Shares to decline proportionately. Each of these events could have a material effect on the Trust's financial position and results of operations.

6.   **Indemnification**

Under the Trust Agreement, each of the Trustee (and its directors, employees and agents) and the Sponsor (and its members, managers, directors, officers, employees, affiliates) is indemnified against any liability, cost or expense it incurs without gross negligence, bad faith or willful misconduct on its part and without reckless disregard on its part of its obligations and duties under the Trust's organizational documents. The Trust's maximum exposure Trust that have not yet occurred.

7.   **Subsequent Events**

Events subsequent to the balance sheet date have been evaluated for inclusion in the accompanying financial statement through the issuance date.

PROSPECTUS

Common Units of Beneficial Interest

Diamond Standard Trust

Proposed Maximum Aggregate Offering Price: $5, 000,000

Until [_____], 2020 (25 calendar days after the date of this prospectus), all dealers effecting transactions in the Shares, whether or not participating in this distribution, may be required to deliver a prospectus. This requirement is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

[___], 2020

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The Registrant ("Registrant" or "Trust") shall not bear any expenses incurred in connection with the issuance and distribution of the securities being registered. These expenses shall be paid by Diamond Standard, LLC., the sponsor of the Registrant ("Sponsor").

Item 14. Indemnification of Directors and Officers.

Section [   ] of the Registrant's Depositary Trust Agreement ("Trust Agreement") between [TRUSTEE], the Registrant's Trustee ("Trustee"), and the Sponsor provides that the Trustee, its directors, employees and agents (each a "Trustee Indemnified Party") shall be indemnified from the Trust and held harmless against any loss, liability or expense (including, but not limited to, the reasonable fees and expenses of counsel) arising out of or in connection with the performance of its obligations under the Trust Agreement and under each other agreement entered into by the Trustee, in furtherance of the administration of the Trust (including, without limiting the scope of the foregoing, the Trust Custody Account Agreements and Authorized Participant Agreements to which the Trustee is a party, including the Trustee's indemnification obligations thereunder) or by reason of the Trustee's acceptance of the Trust incurred without (1) gross negligence, bad faith, willful misconduct or willful malfeasance on the part of such Trustee Indemnified Party in connection with the performance of its obligations under the Trust Agreement or any such other agreement or any actions taken in accordance with the provisions of the Trust Agreement or any such other agreement or (2) reckless disregard on the part of such Trustee Indemnified Party of its obligations and duties under the Trust Agreement or any such other agreement. Such indemnity shall include payment from the Trust of the costs and expenses incurred by such Trustee Indemnified Party in defending itself against any claim or liability in its capacity as Trustee. Any amounts payable to a Trustee Indemnified Party under Section 5.6(a) of the Trust Agreement may be payable in advance or shall be secured by a lien on the Trust.

Section [   ] of the Trust Agreement provides that the Sponsor and its members, managers, directors, officers, employees, affiliates (as such term is defined under the Securities Act of 1933, as amended ("Securities Act")) and subsidiaries (each a "Sponsor Indemnified Party") shall be indemnified from the Trust and held harmless against any loss, liability or expense (including, but not limited to, the reasonable fees and expenses of counsel) arising out of or in connection with the performance of its obligations under the Trust Agreement and under each other agreement entered into by the Sponsor, in furtherance of the administration of the Trust (including, without limiting the scope of the foregoing, authorized participant agreements to which the Sponsor is a party, including the Sponsor's indemnification obligations thereunder) or any actions taken in accordance with the provisions of the Trust Agreement incurred without (1) gross negligence, bad faith, willful misconduct or willful malfeasance on the part of such Sponsor Indemnified Party in connection with the performance of its obligations under the Trust Agreement or any such other agreement or any actions taken in accordance with the provisions of the Trust Agreement or any such other agreement or (2) reckless disregard on the part of such Sponsor Indemnified Party of its obligations and duties under the Trust Agreement or any such other agreement. Such indemnity shall include payment from the Trust of the costs and expenses incurred by such Sponsor Indemnified Party in defending itself against any claim or liability in its capacity as Sponsor. Any amounts payable to a Sponsor Indemnified Party under Section 5.6(b) of the Trust Agreement may be payable in advance or shall be secured by a lien on the Trust. The Sponsor may, in its discretion, undertake any action which it may deem necessary or desirable in respect of the Trust Agreement and the rights and duties of the parties hereto and the interests of the shareholders of the Trust and, in such event, the legal expenses and costs of any such actions shall be expenses and costs of the Trust and the Sponsor shall be entitled to be reimbursed therefor by the Trust.

The indemnities provided by Section [   ] of the Trust Agreement shall survive notwithstanding any termination of the Trust Agreement and the Trust or the resignation or removal of the Trustee or the Sponsor, respectively.

Item 15. Recent Sales of Unregistered Securities.

Not applicable.

Item 16. Exhibits and Financial Statement Schedules.

(a)   Exhibits

Exhibit Number	Description
4.1	~~Depositary Trust Agreement (the "Trust Agreement")*~~
4.2	~~Form of Authorized Participant Agreement*~~
4.3	~~Form of Global Certificate (attached as Exhibit A to the Trust Agreement)~~
5.1	~~Opinion of [ ] as to legality*~~
8.1	~~Opinion of [ ] as to tax matters*~~
10.1	~~Form of Trust Custody Account Agreement*~~
10.2	~~Form of Depositary Trust Agreement*~~
23.1	~~Consent of Independent Registered Public Accountants*~~
23.2	~~Consents of [ ] are included in Exhibits 5.1 and 8.1*~~
99.1	Opinion of [__]*

* to be supplied by amendment

(b)   Financial Statement Schedules

Not applicable.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers, or sales are being made, a post-effective amendment to this registration statement:

    i.   To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

    ii.   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

    iii.   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

    i.   If the Registrant is relying on Rule 430B (§230.430B of this chapter):

        A.   Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) (§230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

        B.   Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (§230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance or Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability proposes of the issuer and any person that is at that date an underwriter such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchase with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii. If the Registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

i. The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

A. Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

B. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

C. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

D. Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6) That insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 23, 2020.

Diamond Standard, LLC

Sponsor of the Diamond Standard Trust

By: /s/ _____

        Name: Cormac L. Kinney
        Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities* and on the dates indicated.

Signature	**Capacity**	**Date**
/s/ _____	Chief Executive Officer (Principal Executive Officer)	Sep 23, 2020
_____		

* The Registrant is a trust and the persons are signing in their capacities as officers of Diamond Standard, LLC., the Sponsor of the Registrant.